FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 22, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

APPROVED
Board of Directors of OJSC “Wimm-Bill-Dann Foods”
Minutes No. 14-05 of May 14, 2003

Chairman of the Board of Directors, D. Iakobachvili	/s/ D. Iakobachvili
(signature)

(place for stamp)

Q U A R T E R L Y  R E P O R T

of Issuer of Emissive Securities

for the first quarter of 2003

OPEN JOINT STOCK COMPANY “WIMM-BILL-DANN FOODS”

Issuer’s Code: 06005-A

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Postal address: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Information contained in the present Quarterly Report is subject to disclosure in conformity with the legislation of Russian Federation relating to securities.

Chief of the Management Board: S.A. Plastinin	/s/ S.A. Plastinin
(signature)

Chief Accountant: E. E. Laryushkina	/s/ E. E. Laryushkina
(signature)

May 14, 2003
(place for stamp)

Contact person: Bolotov Alexander Gennadievich

Legal adviser

Tel.: (095) 733-9727

Fax: (095) 733-9736

E-mail: • HYPERLINK mailto:BOLOTOV2@WBD.RU • BOLOTOV2@WBD.RU•

A.  DATA ON ISSUER

9. Issuer’s full proprietary name.

Open Joint Stock Company “Wimm-Bill-Dann Foods”

10. Abbreviated name.

WBD Foods

11. Data on Issuer’s name and organizational & legal changes.

Limited liability Company “Wimm-Bill-Dann Foods”

WBD Foods

Introduced:   April 16, 2001

The present name introduced: May 31, 2001

12. Data on Issuer’s state registration record and licences held.

Issuer’s state registration date:   May 31, 2001

State registration certificate No. (or other document verifying Issuer’s state registration) P-15968.16

Organization that performed Issuer’s state registration: State Registration Chamber attached to Ministry of Justice of the Russian Federation, Moscow Registration Chamber

No licences held.

13. Taxpayer’s identification number.

7709342399

14. Issuer’s branch/sectorial affiliation.

OKONKh  Codes:

18151, 18221, 18191, 18114, 71100, 71200, 71500, 84500, 51500, 72200

15. Issuer’s location, postal address and contact telephones.

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Postal address: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Tel.: (095) 733-9723;  Fax:  (095) 733-9736

E-mail: BOLOTOV2@WBD.RU

16. Data on Issuer’s public accountant / auditor.

Name: CJSC BDO UniconRuf

Location: 113545, Moscow, Varshavskoe shosse, d. 125

Taxpayer ID: 7716021332

Postal address: 113545, Moscow, Varshavskoe shosse, d. 125

Tel.: (095) 319-6636, Fax: (095) 319-5909

E-mail: n/a

Information on auditor’s licence

Licence number: E 000547

Date of issue of licence: June 25, 2002

Period of validity: June 24, 2007

Organization that issued the licence: RF Ministry of Finance

17. Data on organizations, keeping record of Issuer’s securities rights.

Registration body:

Name: Open Joint Stock Company “Central Moscow Depositary”

Location: Moscow, Orlikov pereulok, 3, build. B

Postal Address: Moscow, Orlikov pereulok, 3, build. B

Tel.: (095) 264-4267,  264-4290.   Fax:  (095) 264-4267, 265-4336

E-mail:  dr@mcd.ru

Licence:

Licence number: 10-000-1-00255

Date of issue of licence: September 13, 2002

Period of validity: not established

Organization that issued the licence: Federal Commission for Securities Market

Date, from which the register of Issuer’s inscribed / registered securities is kept by the registration body, indicated above:  July 14, 2001

Centralized storing of Issuer’s inscribed / registered securities during the period under report has not been exercised.

18. Issuer’s bailee (Depository Institution).

Issuer has no bailee (Depository Institution).

19. Issuer’s participants.

Total number of participants / shareholders: 13

Shareholders (participants), owning not less than 5% of Issuer’s charter capital:

19.1        Name: Limited Liability Company “Deutsche Bank”

Location: 129090 Moscow, ul. Schepkin, 4

Mail address: 129090 Moscow, ul. Schepkin, 4

Share of the Issuer`s charter capital: 28.22% (nominal shareholder)

Shareholders (participants) owning not less than 25 percent of the Issuer`s charter capital: none

19.2        Yushvaev, Gavril Abramovich

Share of the Issuer’s charter capital: 18.8021%

19.3        Plastinin, Sergey Arkadievich

Share of the Issuer’s charter capital: 12.1623%

19.4        Dubinin, Mikhail Vladimirovich

Share of the Issuer’s charter capital: 10.15%

19.5 Name: United Burlington Investments Limited, a private company limited by shares

Location: 241 Camden High Street, London NW1 7BU, England, UK

Mail address: Tirgonu iela, 11/15, Riga, Latvia, LV-1050

Percent of Issuer’s share capital held: 6.95%

Shareholders (members) holding at least 25 percent of the Issuer’s shareholder (member): none

19.6        Orlov, Alexander Sergeevich

Share of the Issuer’s charter capital: 6.8733%

19.7        Iakobachvili, David

Share of the Issuer’s charter capital: 6.4053%

20. Structure of Issuer’s management / administration.

1. General Meeting of Shareholders;

2. Board of Directors;

3. Company managing / executive committee Chairman;

4. Managing / executive committee.

Competence of the Issuer’s general meeting of shareholders (participants) pursuant to its charter (constituent documents):

15.20. The following are assigned to the competence of the General Meeting of Shareholders:

1)  amendment of the Company’s charter or approval of a restated version of the Company’s charter;

2) reorganization of the Company;

3) liquidation of the Company, appointment of a liquidation committee, and approval of interim and final liquidation balance sheets;

4) determination of the number of seats on the Board of Directors, election of its members, and early termination of their powers;

5) determination of the number, par value, and category (class) of authorized shares and the rights granted by such shares;

6) increasing the charter capital by means of an increase in the par value of shares or by means of placement of additional shares, unless increases in the charter capital by means of placement of additional shares are assigned by this charter in accordance with the JSC Law to the competence of the Board of Directors;

7) decreasing the charter capital by means of a decrease in the par value of shares, by acquisition of some shares by the Company for the purpose of reducing their total number, or by cancellation of shares acquired or redeemed by the Company;

8) election of members of the Audit Committee and early termination of their powers;

9) approval of the Company’s auditor;

10)  approval of annual balance sheets and annual financial statements, including reports on profits and losses (profit and loss statements) of the Company; distribution of profits, including payment (declaration) of dividends, and losses of the Company on the basis of results of the fiscal year;

11) determination of the procedure for holding the General Meeting of Shareholders;

12) election of members of the Counting Committee and early termination of their authorities;

13) splitting and consolidation of shares;

14) adoption of resolutions approving transactions in the cases provided for by article 83 of the JSC Law;

15) adoption of resolutions approving major transactions in the cases provided for by article 79 of the JSC Law;

16) acquisition by the Company of placed shares in the cases provided for by the JSC Law;

17) adoption of resolutions concerning participation in holding companies, financial-industrial groups, associations, and other unions of commercial organizations;

18) approval of internal documents regulating the activity of the Company bodies;

19) decision of other questions provided for by the JSC Law.

Competence of the Issuer’s pursuant to its charter (constitutive documents):

16.3. The following are assigned to the competence of the Board of Directors (Supervisory Board) :

1)    determination of the priority directions of the Company’s activities;

2)    calling of annual and extraordinary General Meetings of Shareholders , except in the cases provided for by article 55.8 of the JSC Law;

3)    approval of the agenda of the General Meeting of Shareholders;

4)    determination of the date of preparation of the list of persons entitled to participate in the General Meeting of Shareholders, and other issues, assigned to the competence of the Board of Directors in accordance with the provisions of chapter VII of the JSC Law and associated with preparation for and holding of the General Meeting of Shareholders;

5)    placement of bonds and other issued securities by the Company in the cases provided for by the JSC Law;

6)    determination of the price (monetary value) of property and the price of placement and redemption of issued securities in the cases provided for by the JSC Law;

7)    acquisition of shares, bonds, and other securities  placed by the Company in the cases provided for by the JSC Law;

8)    formation of the executive bodies of the Company and early termination of their authorities—election of  the Chairman of the Management Board and appointment of the members of the Management Board,

9)    determination of the amounts of compensation and reimbursement to be paid to the executive bodies of the Company—the Chairman of the Management Board and the members of the Management Board;

10)  recommendations on the amounts of compensation and reimbursement to be paid to members of the Audit Committee and determination of the amount to be paid for the services of the auditor;

11)  recommendations on the amount of the dividend on shares and the procedure for its payment;

12)  utilization of the reserve fund and other funds of the Company;

13)  approval of internal documents of the Company, with the exception of internal documents whose approval is assigned by the JSC Law to the competence of the General Meeting of Shareholders or assigned by this Charter to the competence of the Company’s executive bodies;

14)  creation of branches and opening of representative offices of the Company;

15)  approval of major transactions in the cases provided for by chapter X of the JSC Law;

16)  approval of the transactions provided for by chapter XI of the JSC Law;

17)  approval of the Company’s registration body and the terms of the contract with the registration body, and termination of the contract with the registration body;

18)  adoption of resolutions on the Company’s participation in other organizations, except in the cases provided for by article 48.1.18 of the JSC Law;

19)  other issues provided for by the JSC Law.

Competence of the Issuer’s individual and collective executive bodies in accordance with its charter (constitutive documents):

17.1. Management of the Company’s current activities shall be carried out by the individual executive body of the Company— the Director (Chairman of the Management Board)—and by the collective executive body of the Company—the Management Board. The executive bodies of the Company (the Chairman of the Management Board and the Management Board) shall be accountable to the Board of Directors and the General Meeting of Shareholders.

17.2. The Chairman of the Management Board shall perform the functions of Director of the Company and chairman of the collective executive body of the Company (the Management Board). The Chairman of the Management Board shall be the manager of the Company.

17.3. Assigned to the competence of the individual executive body of the Company are all issues of management of the Company’s current activities, with the exception of issues assigned to the competence of the General Meeting of Shareholders and the Board of Directors. The individual executive body of the Company shall organize the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors.

17.4. The Chairman of the Management Board without a power of proxy shall act on behalf of the Company, including:

1)    carry out operative management of the Company’s activities;

2)    have the right of first signature on financial documents;

3)    direct and dispose of the Company’s property for the purpose of assuring its current activity, within the limits established by this charter and current Russian legislation;

4)    represent the Company’s interests both in the Russian Federation and elsewhere, including in foreign states;

5)    approve staff lists, conclude employment contracts with the Company’s employees, and offer incentives to and impose penalties on the Company’s employees;

6)    direct the work of the Management Board and preside at its meetings;

7)    recommend candidates for the Management Board to the Board of Directors for approval;

8)    complete transactions in the Company’s name, except in the cases provided for by the JSC Law and the Company’s charter;

9)    issue powers of attorney on in the Company’s name;

10)  open bank accounts of the Company;

11)  organize the Company’s accounting and reporting;

12)  issue orders and instructions binding upon all employees of the Company;

13)  perform other functions necessary for achievement of the goals of the Company’s activities and assurance of its normal operation in accordance with current legislation and the Company’s charter, with the exception of the functions assigned by the JSC Law and the Company’s charter to other management bodies of the Company.

17.5. The Chairman of the Management Board shall be elected by the Board of Directors at its first meeting (after the election of a new Board of Directors at the annual General Meeting of Shareholders) for a term of 3 (three) years.

The term of office of the Chairman of the Management Board shall be counted from the time of his election by the Board of Directors to the time of election (reelection) of the Chairman of the Management Board three years later at the first meeting of the new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders).

17.6. In the event of early termination of the powers of the Chairman of the Management Board, the powers of the newly elected Chairman of the Management Board shall be effective until the election (reelection) of the Chairman of the Management Board at the first meeting of its new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders) 3 (three) years after the meeting of the Board of Directors at which the Chairman of the Board of Directors whose powers were terminated was elected.

17.7. The Management Board shall be the collective executive body of the Company and under the direction of the Chairman of the Management Board shall make decisions on the following issues pertaining to current management of the Company’s activities in the period between General Meetings of Shareholders and meetings of the Board of Directors:

17.7.1. organization of the Company’s accounting and reporting, preparation and submission of annual reports and balance sheets of the Company to the Board of Directors for approval;

17.7.2. decisions on issues pertaining to interaction with suppliers of goods and services for the Company and with consumers of its products;

17.7.3. establishment of prices, rates, and commissions under contracts with suppliers and consumers;

17.7.4. ensuring supplies of materials and equipment to the Company and supporting the sale of its products and services;

17.7.5. keeping personnel records in accordance with current Russian legislation;

17.7.6. monitoring the condition of buildings, premises, and equipment of the Company, as well as the movement of tangible and monetary valuables;

17.7.7. the book-keeping of the Company’s archives, ensuring clerical work and the work of the Company’s office, and organization of document storage at the Company in accordance with current legislation;

17.7.8. providing organizational and technical support for the activities of the General Meeting of Shareholders, the Board of Directors, and the Audit Committee;

17.7.9. organizing the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors;

17.7.10. performance of orders and/or instructions of the Chairman of the Management Board in other matters associated with the current activities of the Company.

21. Members of Board of Directors (Supervisory Board) of Issuer

Board of Directors

Chairman: David Iakobachvili

Members of Board of Directors:

Dubinin, Mikhail Vladimirovich

Born: 1969

Positions over past 5 years:

Period: 1996 - 1997

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of dairy and cultured milk products, juices, and beverages

Position: General Problems Consultant

Period: 1996-1999

Organization: ZAO “Foods Production”

Area of Operations: Production of foods, juices, and beverages

Position: Deputy Director

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 1998

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Deputy General Director

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2001t

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2000 - 2001

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of the Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of the Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of the Board of Directors

Period: 2001 - Present

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Buryn milk powder factoryr”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 10.15%

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.058%

Name: OJSC “Tsaritsino Dairy”

Share: 0.66%

Remuneration for the Reporting Period: this information is confidential

Orlov, Alexander Sergueevich

Born: 1948

Positions over past 5 years:

Period: 1994 - 1997

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 2002 - Present

Organization: ZAO “Buryn milk powder factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 1998

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: Children’s Dairy Products Factory

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: management and consulring services

Position: General Director

Period: 1998 - Present

Organization: OJSC “Kiev City Dairy #3”

Area of Operations: Production and sale of dairy products

Position: Supervisory Board Member

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of the Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of the Board of Directors

Period: 2001 - to present day

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Buryn milk powder factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 6.87%

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.033%

Name: OJSC “Tsaritsino Dairy”

Share: 0.37%

Remuneration for the Reporting Period: this information is confidential

Plastinin, Sergei Arkadievich

Born: 1968

Positions over past 5 years:

Period: 1992 - Present

Organization: TOO “Universal Partnership “Center”

Area of Operations: Production and sale of consumer goods

Position: General Director

Period: 1996 - Present

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods, food products, and products intended for manufacturing purposes

Position: General Director

Period: 1996 - 1998

Organization: ZAO “Foods Production”

Area of Operations: Production and sale of foods, juices and beverages

Position: Deputy Director

Period: 1996 - Present

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1996 - 1998

Organization: AOZT “PK Lianfruct”

Area of Operations: Production and sale of foods, juices, and beverages

Position: Deputy Director

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 1998

Organization: ZAO “Lianozovsky”

Area of Operations: Production and sale of dairy and cultured milk products

Position: Deputy Director

Period: 1998 - Present

Organization: ZAO “PTG WBD”

Area of Operations: Managerial and consulting services

Position: Deputy General Director

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2001

Organization: OOO “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 12.16%

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.058%

Name: OJSC “Tsaritsino Dairy”

Share: 0.66%

Remuneration for the Reporting Period: this information is confidential

Scherbak, Vladimir Nikolaevich

Born: 1939

Positions over past 5 years:

Period: 1996 - 1999

Organization: Ministry of Agriculture and Food of the Russian Federation

Area of Operations: Management in the sphere of the agroindustrial complex and food supplies

Position: First Deputy Minister

Period: 1999 - 2000

Organization: Government of the Russian Federation

Area of Operations: Executive functions

Position: Minister, Deputy Chairman of the Russian Federation Government

Period: 2001 - Present

Organization: OJSC “Lianozovsky Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

David Iakobachvili

Born: 1957

Positions over past 5 years:

Period: 1997 - Present

Organization: Airport Financial Services Limited

Area of Operations: Financial services

Position: Director

Period: 1997 - Present

Organization: OOO “Trinity”

Area of Operations: Servicing and maintenance of machinery and equipment

Position: Member of Board of Directors

Period: 1999 - Present

Organization: OJSC “Prospect”

Area of Operations: Catering

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2000 - 2001

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of Board of Directors

Period: 2000 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director, member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: ZAO “Metelitsa-Club”

Area of Operations: Organization and running of public catering establishments

Position: Member of Board of Directors

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of food products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2003 - Present

Organization: ZAO “Auto-40”

Area of Operations: Transport and expeditionary services

Position: Member of Board of Directors

Share in the Issuer’s charter capital stock: 6.41%

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.03%

Name: OJSC “Tsaritsino Dairy”

Share: 4.08%

Remuneration for the Reporting Period: this information is confidential

Tutelyan, Victor Alexandrovich

Born: 1942

Positions over past 5 years:

Period: 1980 - 1999

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Deputy Director

Period: 2000 - Present

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Director

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Yasin, Eugeny Grigorievich

Born: 1934

Positions over past 5 years:

Period: 1994 - 1997

Organization: Ministry of Economy of the Russian Federation

Area of Operations: Economics

Position: Minister

Period: 1997 - 1998

Organization: Government of the Russian Federation

Area of Operations: Economics

Position: Minister

Period: 1998 - Present

Organization: Moscow State University - Higher School of Economics

Area of Operations: Teaching

Position: Scientific adviser

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Guy de Selliers

Born: 1952

Positions over past 5 years:

Period: 1990 - 1997

Organization: EBRD Bank

Area of Operations: Banking

Position: Deputy Vice-President

Period: 1997 - 1998

Organization: Mc. BBL, Investment Bank

Area of Operations: Banking

Position: Head of Department

Period: 1999 - 2000

Organization: Fleming, Investment Bank

Area of Operations: Banking

Position: Head of European Department

Period: 2001 - Present

Organization: Leader Capital

Area of Operations: Private stock fund

Position: Chairman

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Michael A. O’Neill

Born: 1945

Positions over past 5 years:

Period: 1991 - 1997

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: Regional Manager, Eurasia Region

Period: 1997 - 2000

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: President of Northern Eurasia Division

Period: 2000 - Present

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: Consultant

Period: 2002 - Present

Organization: EFES Breweries International

Area of Operations: production and sale of beer

Position: Member of the Board of Directors

Period: 2002 - Present

Organization: ZAO Torgoviy Dom Perekriostok

Area of Operations: retailing

Position: Member of the Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Ernest Linwood Tipton

Born: 1934

Positions over past 5 years:

Period: 1987 - Present

Organization: International Dairy Foods Association

Area of Operations: Agriculture

Position: President

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

J. B. Mark Mobius

Born: 1936

Positions over past 5 years:

Period: 1992 - Present

Organization: Templeton Asset Management Ltd.

Area of Operations: Provision of managerial services

Position: Managing Director

Period: 2002 - Present

Organization: OAO “Lukoil”

Area of Operations: Oil and gas investigation,production and sale of petrochemicals

Position: Member of the Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

22. Issuer’s individual and collective administrative/managerial staff.

Individual executive body and members of collective executive body:

Kolokatov, Dmitry Sergeevich

Born: 1973

Positions over past 5 years:

Period: 1998 - 2000

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: Trademark Manager

Period: 1998 - Present

Organization: ZAO “Wimm-Bill-Dann Purchaser”

Area of Operations: Wholesale trade

Position: Adviser

Period: 2000 - 2000

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: Senior Trade Mark Manager

Period: 2000 - Present

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: Executive Director

Period: 2002 - Present

Organization: Roska OAO

Area of Operations: Production and sale of foods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Depsona”

Area of Operations: Production and sale of foods, juices, beverages, mineral water, children’s foods, dairy and cultured milk products

Position: Member of Board of Directors

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Kuprianov, Dmitry Victorovich

Born: 1972

Positions over past 5 years:

Period: 1996 - 1997

Organization: Econika Corporation

Area of Operations: Sale of footwear

Position: Head of personnel and sales promotion sector

Period: 1997 - 1998

Organization: ZAO “Asmart”

Area of Operations: No data

Position: Head of personnel department

Period: 1998 - 2001

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of foods, juices and beverages

Position: Director of personnel department

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of foods, juices and beverages

Position: Head of personnel administration

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Plastinin, Sergei Arkadievich

Born: 1968

Positions over past 5 years:

Period: 1992 - Present

Organization: TOO “Universal Partnership “Center”

Area of Operations: Production and sale of consumer goods

Position: General Director

Period: 1996 - Present

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods and technical and manufacturing products

Position: General Director

Period: 1996 - 1998

Organization: ZAO “Foods Production”

Area of Operations: Production and sale of foods, juices and beverages

Position: Deputy Director

Period: 1996 - 1998

Organization: AOZT “Lianfrukt”

Area of Operations: Production and sale of foods, juices and beverages

Position: Deputy Director

Period: 1996 - Present

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1998 - 1998

Organization: ZAO “Lianozovsky”

Area of Operations: Production and sale of dairy and cultured milk products

Position: Deputy Director

Period: 1998 - Present

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of the Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2001

Organization: OOO “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Director

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy foods

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of food products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: President of Board (Chairman of Management Board)

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 12.16%

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.058%

Name: OJSC “Tsaritsino Dairy”

Share: 0.66%

Remuneration for the Reporting Period: this information is confidential

Byrdin, Maxim Olegovich

Born: 1972

Positions over past 5 years:

Period: 1995 - 1997

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: Executive Director

Period: 1997 - 1998

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: First Deputy General Director

Period: 1998 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Executive Director, Chairman of the Management Board

Period: 2002 - Present

Organization: Roska OAO

Area of Operations: Production and sale of foods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2002 - Present

Organization: OJSC “Kharkov Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Member of  Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Kompaniets, Leonid Andreevich

Born: 1957

Positions over past 5 years:

Period: 1995 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Production Director

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.67%

Remuneration for the Reporting Period: this information is confidential

Preobrazhensky, Vladimir Vladimirovich

Born: 1961

Positions over past 5 years:

Period: 1997 - 1998

Organization: Vremya ZAO

Area of Operations: Pharmaceuticals

Position: General Director

Period: 1998 - 1998

Organization: Ward Howell International ZAO

Area of Operations: Consulting services

Position: Consultant

Period: 1998-1998

Organization: Inkombank OAO

Area of Operations: Banking

Position: Vice President

Period: 1999 - 2000

Organization: Vympel Communications OAO

Area of Operations: Telecommunication services

Position: Deputy General Director

Period: 2000 - 2000

Organization: BeeOnLine-Portal ZAO

Area of Operations: Telecommunication services

Position: General Director

Period: 2000 - 2000

Organization: Vympel Communications OAO

Area of Operations: Telecommunication services

Position: Vice President

Period: 2000 - 2002

Organization: Ward Howell International ZAO

Area of Operations: Consulting services

Position: Consultant

Period: 2002 - Present

Organization: Wimm-Bill-Dann Foods OAO

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chief Financial Officer

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Smirnov, Pavel Andreevich

Born: 1972

Positions over past 5 years:

Period: 1997 - 1998

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices, and beverages

Position: Expert Analyst of the Analytical Section of the Product Promotion Service

Period: 1998 - Present

Organization: OJSC Lianovozo Dairy

Area of Operations: Production and sale of dairy and cultured milk products

Position: Director of Marketing Department

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Person performing the functions of individual executive body of the Issuer: Sergei Arkadievich Plastinin

23. Remuneration paid to the members of the Board of Directors (Supervisory Board) and other officers of the Issuer.

Total remuneration amount paid to all persons in Sections 21 and 22 during the reporting period:

Salary (rub.): 6,493,262

Bonuses (rub.): 0

Commission (rub.): 0

Other Considerations (rub.): 0

Total (rub.): 6,493,262

See also Sections 21 and 22

24. Information on legal entities with Issuer’s participation.

Legal entities in which the Issuer owns not less than 5 per cent of the charter capital:

Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

Postal Address: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

Issuer’s share in the charter capital of the legal entity: 100%

Name: Limited Liability Company “Wimm-Bill-Dann Mineral Water”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15

Postal Address: 109028, Moscow, Yauzsky Boulevard, d. 16/15

Issuer’s share in the charter capital of the legal entity: 100%

Name: Open Joint Stock Company “Roska”

Location: St. Petersburg, Russia

Postal Address: 194292, St. Petersburg, promzona Parnas, 6-oi Verkhny per., d. 1

Issuer’s share in the charter capital of the legal entity: 100%

Name: Closed Joint Stock Company “Darya”

Location: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Postal Address: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 98.84%

Name: Open Joint Stock Company “Tuimazy Milk Plant”

Location: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Postal Address: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Issuer’s share in the charter capital of the legal entity: 85%

Name: Closed Joint Stock Company “Wimm-Bill-Dann Trading Company”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 17

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108

Issuer’s share in the charter capital of the legal entity: 83.19%

Name: Open Joint-Stock Company “Lianozovo Dairy”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108

Issuer’s share in the charter capital of the legal entity: 82.66%

Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Region, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Postal Address: Russia, Voronezh Region, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Issuer’s share in the charter capital of the legal entity: 78.56%

Name: Closed  Joint Stock Company “Buryn Milk powder Plant”

Location: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

Postal address: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

Issuer’s share in the charter capital of the legal entity: 76%

Name: Open Joint Stock Company “Kharkov Dairy”

Location: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Postal Address: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 75.075%

Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Postal Address: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Issuer’s share in the charter capital of the legal entity: 52.24%

Name: Open Joint-Stock Company “Tsaritsino Dairy”

Location: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

Postal Address: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

Issuer’s share in the charter capital of the legal entity: 28.74%

Name: Open Joint Stock Company “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Issuer’s share in the charter capital of the legal entity: 25.1%

Name: Open Joint-Stock Company “Dairy”

Location: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

Postal Address: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

Issuer’s share in the charter capital of the legal entity: 0.27%

This entity’s share in the Issuer’s charter capital: none

25. Shares of all legal entities, in which the Issuer owns more than 5 per cent of the charter capital, and their officers, in the Issuer’s charter capital.

25.1 Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

Postal Address: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.1.1 Plastinin, Sergei Arkadievich

Functions of this person: Individual Executive Body

This person’s share in the Issuer’s charter capital: 12.1623%

25.2 Name: Limited Liability Company “Wimm-Bill-Dann Mineral Water”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15

Postal Address: 109028, Moscow, Yauzsky Boulevard, d. 16/15

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

25.3 Name: Open Joint Stock Company “Roska”

Location: St. Petersburg, Russia

Postal Address: 194292, St. Petersburg, promzona Parnas, 6-oi Verkhny per., d. 1

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

25.4 Name: Closed Joint Stock Company “Darya”

Location: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Postal Address: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 98.84%

This entity’s share in the Issuer’s charter capital: none

25.5 Name: Open Joint Stock Company “Tuimazy Milk Plant”

Location: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Postal Address: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Issuer’s share in the charter capital of the legal entity: 85%

This entity’s share in the Issuer’s charter capital: none

25.6 Name: Closed Joint Stock Company “Wimm-Bill-Dann Trading Company”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 17

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108

Issuer’s share in the charter capital of the legal entity: 83.19%

This entity’s share in the Issuer’s charter capital: none

Name: Open Joint-Stock Company “Lianozovo Dairy”

Location: 127591, Moscow, Dmitrovskoe shosse, d.108

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d.108

Issuer’s share in the charter capital of the legal entity: 82.66%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.7.1 Visohnyakov, Mikhail Ivanovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 3.09%

25.7.2 Dubinin, Mikhail Vladimirovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.7.3 Orlov, Alexander Sergeevich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.87%

25.7.4 Plastinin, Sergei Arkadievich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.7.5 Iakobachvili, David

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.41%

25.7.6 Yaroslavsky, Evgeny Lvovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 3.04%

25.8 Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Obalast, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Postal Address: Russia, Voronezh Region, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Issuer’s share in the charter capital of the legal entity: 78.56%

This entity’s share in the Issuer’s charter capital: none

25.9 Name: Closed Joint Stock Company “Buryn Milk powder Plant”

Location: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

Postal address: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

Issuer’s share in the charter capital of the legal entity: 76%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.9.1 Dubinin, Mikhail Vladimirovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.9.2 Orlov, Alexander Sergeevich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.87%

25.10 Name: Open Joint Stock Company “Kharkov Dairy”

Location: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Postal Address: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 75.075%

This entity’s share in the Issuer’s charter capital: none

25.11 Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Postal Address: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Issuer’s share in the charter capital of the legal entity: 52.24%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.11.1 Dubinin, Mikhail Vladimirovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.11.2 Orlov, Alexander Sergeevich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.87%

25.11.3 Plastinin, Sergei Arkadievich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.11.4 Iakobachvili, David

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.41%

25.11.5 Yaroslavsky, Evgeny Lvovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 3.04%

25.12 Name: Open Joint Stock Company “Tsaritsino Dairy”

Location: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

Postal Address: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

Issuer’s share in the charter capital of the legal entity: 28.74%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.12.1 Evdokimov, Viktor Egorovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 0.9%

25.12.2 Vishnyakov, Mikhail Ivanovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 3.09%

25.12.3 Dubinin, Mikhail Vladimirovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.12.4 Orlov, Alexander Sergeevich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.87%

25.12.5 Plastinin, Sergei Arkadievich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.12.6 Iakobachvili, David

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.41%

25.13 Name: Open Joint Stock Company “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Issuer’s share in the charter capital of the legal entity: 25.1%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.13.1 Dubinin, Mikhail Vladimirovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.13.2 Orlov, Alexander Sergeevich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.87%

25.13.3 Plastinin, Sergei Arkadievich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.13.4 Iakobachvili, David

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.41%

25.13.5 Yaroslavsky, Evgeny Lvovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 3.04%

25.14. Name: Open Joint-Stock Company “Dairy”

Location: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

Postal Address: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

Issuer’s share in the charter capital of the legal entity: 0.27%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.14.1 Dubinin, Mikhail Vladimirovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.14.2 Orlov, Alexander Sergeevich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.87%

25.14.3 Plastinin, Sergei Arkadievich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.14.4 Iakobachvili, David

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.41%

25.14.5 Yaroslavsky, Evgeny Lvovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 3.04%

26. Other affiliated companies of the Issuer.

26.1 Name: Open Joint-Stock Company “Nizhny Novgorod Dairy”

Location: 603309, Nizhny Novgorod, , ul. Larina, d. 19

Postal Address: 603309, Nizhny Novgorod, , ul. Larina, d. 19

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.2 Name: Open Joint-Stock Company “Siberian Milk”

Location: 603088, Novosibirsk, ul. Petukhova, d. 33

Postal Address: 603088, Novosibirsk, ul. Petukhova, d. 33

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.3 Name: Open Joint-Stock Company “Vladivostok Dairy”

Location: 690087, Vladivostok, ul. Strelochnaya, d. 19

Postal Address: 690087, Vladivostok, ul. Strelochnaya, d. 19

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.4 Name: Open Joint-Stock Company “Ramenskoye Dairy”

Location: 140000, Moscow Region, Ramenskoye, Transportny Proezd. d. 1

Postal Address: 140000, Moscow Region, Ramenskoye, Transportny Proezd. d. 1

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.5 Name: Open Joint-Stock Company “Kiev City Dairy No. 3”

Location: Ukraine, Kiev Region, Vishnevskoe, ul. Promyshlennaya, d. 7

Postal Address: Ukraine, Kiev Region, Vishnevskoe, ul. Promyshlennaya, d. 7

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.6 Name: Closed Joint-Stock Company “Dary Valdaya”

Location: 174350, Novgorod Region, Okulovka, ul. Tsentralnaya, d. 5

Postal Address: 174350, Novgorod Region, Okulovka, ul. Tsentralnaya, d. 5

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.7 Name: Limited Liability Company “Lianozovo-Samara”

Location: 443111, Samara, ul. Fadeeva, 64 - A

Postal Address: 443111, Samara, ul. Fadeeva, 64 - A

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.8 Name: Associated Closed Joint-Stock Company “Karasuk Milk”

Location: 632810, Karasuk, ul. Radischeva, d. 16

Postal Address: 632810, Karasuk, ul. Radischeva, d. 16

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.9 Name: Limited Liability Company “Wimm-Bill-Dann Izhora”

Location: 188512, Leningrad Region, Lomonosovsky District, Gorbunki, d. 2

Postal Address: 188512, Leningrad Region, Lomonosovsky District, Gorbunki, d. 2

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.10 Name: Limited Liability Company “Nevsky Dairy Trading House”

Location: 194902, Saint-Petersburg, Vyborgskoye shosse, d. 226, lit.A

Postal Address: 194902, Saint-Petersburg, Vyborgskoye shosse, d. 226, lit. A

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.11 Name: Limited Liability Company “Wimm-Bill-Dann Agro”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15, room 306

Postal Address: 109028, Moscow, Yauzsky Boulevard, d. 16/15, room 306

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.12 Name: Closed Joint-Stock Company “Wimm-Bill-Dann Purchaser”

Location: 103009, Moscow, ul. Tverskaya, d. 9/17, str. 3, room 66

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108, str. 3

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.13 Name: Limited Liability Company “Ramenskoye Milk”

Location: 123242, Moscow, ul. Bolshaya Gruzinskaya, d. 14, str. 1

Postal Address: 109028, Moscow, Yauzsky Boulevard, d. 16

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.14 Name: Limited Liability Company “Semiruchye”

Location: 174710, Novgorod Region, Okulovsky District, Kulotino, Prospekt Sovetsky, d. 1

Postal Address: 174710, Novgorod Region, Okulovsky District, Kulotino, Prospekt Sovetsky, d. 1

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.15 Name: Limited Liability Company “Wimm-Bill-Dann Rostov-na-Donu”

Location: 344007, Rostov-na-Donu, ul. Lugovaya. d. 12

Postal Address: 344007, Rostov-na-Donu, ul. Lugovaya. d. 12

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.16 Name: Limited Liability Company “Wimm-Bill-Dann Vladivostok”

Location: 690088, Vladivostok, ul. Strelochnaya, d. 19

Postal Address: 690088, Vladivostok, ul. Strelochnaya, d. 19

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.17 Name: Limited Liability Company “Ramenskiye Juices”

Location: 140100, Moscow Region, Ramenskoye, Transportny Proezd, d. 1

Postal Address: 140100, Moscow Region, Ramenskoye, Transportny Proezd, d. 1

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.18 Name: Limited Liability Company “Kupino Milk”

Location: 632740, Novosibirsk Region, Kupino, ul. Elevatorskaya, d. 54

Postal Address: 632740, Novosibirsk Region, Kupino, ul. Elevatorskaya, d. 54

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.19 Name: Joint-Stock Company “Wimm-Bill-Dann Netherlands B.V. (the Netherlands)

Location: Prins Hendriklaan 49, 1075 BA Amsterdam, the Netherlands

Postal Address: Prins Hendriklaan 49, 1075 BA Amsterdam, the Netherlands

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.20 Name: Associated Company “Wimm-Bill-Dann” (Ukraine)

Location: 252057, Kiev-57, ul. Ezhena Potier, d. 12

Postal Address: 252057, Kiev-57, ul. Ezhena Potier, d. 12

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.21 Name: Wimm Bill Dann Israel Ltd (Israel)

Location: 11 Moshe Levi St., Rishon Le Zion, Izrael

Postal Address: 11 Moshe Levi St., Rishon Le Zion, Izrael

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.22 Name: Closed Joint-Stock Company “Podmoskovnoye Milk”

Location: 125047, Moscow, ul. Butyrsky Val, d. 1, board room

Postal Address:109028, Moscow, Yauzsky Boulevard, d. 16

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.23 Name: Open Joint-Stock Company “Bishkeksut”

Location: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12A

Postal Address: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12A

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.24 Name: Limited Liability Company “Wimm-Bill-Dann Krasnoyarsk”

Location: 660059, Krasnoyarsk, ul. Kommunalnaya, d. 2

Postal Address: 660059, Krasnoyarsk, ul. Kommunalnaya, d. 2

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.25 Name: Closed Joint-Stock Company “Rubtsovsk Dairy”

Location: 658203, Russian Federation, Altai Region, Rubtsovsk, ul. Stroitelnaya, d. 32

Postal Address: 658203, Russian Federation, Altai Region, Rubtsovsk, ul. Stroitelnaya, d. 32

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.26 Name: Limited Liability Company “Wimm-Bill-Dann Novosibirsk”

Location: 630088, Russia, Novosibirsk, ul. Petukhov, 33

Postal Address: 630088, Russia, Novosibirsk, ul. Petukhov, 33

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.27 Name: Wimm-Bill-Dann Germany GmbH

Location: 10117, Berlin, Charlottenstr, 57

Postal Address: 10117, Berlin, Charlottenstr, 57

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.28 Name: Limited Liability Company “Wimm-Bill-Dann Omsk”

Location: 644024, Russia, Omsk, ul. Lermontov, 46

Postal Address: 644024, Russia, Omsk, ul. Lermontov, 46

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.29 Name: Limited Liability Company “Don Dairy Trade House Wimm-Bill-Dann “

Location: 344082, Russia, Rostov-on-Don, Bratskiy per., 17

Postal Address: 344082, Russia, Rostov-on-Don, Bratskiy per., 17

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.30 Name: Limited Liability Company “Krasnodar Dairy Trade House Wimm-Bill-Dann”

Location: 350000, Russia, Krasnodar, ul. Moskovskaya, 69

Postal Address: 350000, Russia, Krasnodar, ul. Moskovskaya, 69

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.31 Name: Limited Liability Company “Omsk Dairy Trade House Wimm-Bill-Dann”

Location: 644036, Russia, Omsk, ul. 2-ya Kazakhstanskaya, 46

Postal Address: 644036, Russia, Omsk, ul. 2-ya Kazakhstanskaya, 46

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.32 Name: Limited Liability Company “Ural Dairy Trade House Wimm-Bill-Dann”

Location: Russia, Ekaterinburg

Postal Address: 620014, Russia, Ekaterinburg, ul. Papanin, 7a-44

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.33 Name: Limited Liability Company “Khabarovsk Dairy Trade House Wimm-Bill-Dann”

Location: 680023, Russia, Khabarovsk, ul. Respublikanskaya, 17

Postal Address: 680013, Russia, Khabarovsk, ul. Lermontova, d. 3

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.34 Name: Limited Liability Company ChoP “Municipal Security Agency”

Location: 109028, Russia, Moscow, Yauzsky Boulevard, 16/15

Postal Address: 109028, Russia, Moscow, Yauzsky Boulevard, 16/15

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.35 Name: Limited Liability Company “Wimm-Bill-Dann Central Asia”

Location: Kyrgyz Republic, Bishkek, Prospect Chuy, 12

Postal Address: Kyrgyz Republic, Bishkek, Prospect Chuy, 12

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.36 Name: Limited Liability Company “Novokuznetzk Dairy Trade House Wimm-Bill-Dann”

Location: 654002, Kemerovksaya Region, Novokuznetzk

Postal Address: 654002, Russia, Kemerovskaya Region, Novokuznetzk, ul. Murmanskaya, 49a

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.37 Name: Limited Liability Company “Wimm-Bill-Dann Kazan”

Location: 420049, Russia, Tatarstan Republic, Kazan, ul. Esperanto, 8

Postal Address: 420049, Russia, Tatarstan Republic, Kazan, ul. Esperanto, 8

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.38 Name: Limited Liability Company “Tolyatti Dairy Trade House Wimm-Bill-Dann”

Location: 445043, Russia, Samara region, Tolyatti, ul. Kommunal’naya, 28

Postal Address: 445043, Russia, Samara region, Tolyatti, ul. Kommunal’naya, 28

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.39 Name: Open Joint Stock Company “Multifruit”

Location: 103055, Moscow, ul. Novoslobodskaya, d. 50/1, str. 1a

Postal Address: 103055, Moscow, ul. Novoslobodskaya, d. 50/1, str. 1a

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.40 Name: Limited Liability Partnership “Wimm-Bill-Dann Central Asia-Almaty”

Location: 480011, Republic of Kazakhstan, Almaty, Turksib District, ul. Burundaiskaya, d. 93D

Postal Address: 480011, Republic of Kazakhstan, Almaty, Turksib District, ul. Burundaiskaya, d. 93D

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.41 Name: Limited Liability Partnership “Wimm-Bill-Dann Central Asia-Kordai”

Location: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12 A

Postal Address: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12 A

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.42 Name: Limited Liability Partnership “Wimm-Bill-Dann Central Asia-Shymkent”

Location: Shymkent, ul. Tole bi, d. 43

Postal Address: Shymkent, ul. Tole bi, d. 43

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.43 Name: Wimm-Bill-Dann Cyprus Limited

Location: Kennedy, 12, Kennedy Business Centre, 2nd floor, Flat/Office 203, P.C. 1703, Nicosia, Cyprus

Postal Address: Kennedy, 12, Kennedy Business Centre, 2nd floor, Flat/Office 203, P.C. 1703, Nicosia, Cyprus

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.44 Name: Limited Liability Company “Veidelevka Milk”

Location: 309720, Belgorod Region, pos. Veidelevka, ul. Pervomaiskaya, d. 97

Postal Address: 309720, Belgorod Region, pos. Veidelevka, ul. Pervomaiskaya, d. 97

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.45 Name: Limited Liability Company “Krasnoyarsk Dairy Trade House Wimm-Bill-Dann”

Location: 660049, Krasnoyarsk District, Krasnoyarsk, ul. Lebedevoi, d. 78

Postal Address: 660049, Krasnoyarsk District, Krasnoyarsk, ul. Kutuzova, d. 54, kv. 51

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.46 Name: Wimm-Bill-Dann Trading Company B.V.

Location: Prins Hendriklaan 49, 1075 BA Amsterdam, the Netherlands

Postal Address: Prins Hendriklaan 49, 1075 BA Amsterdam, the Netherlands

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.47 Name: Open Joint Stock Company “Novokuibyshevskmoloko”

Location: 446200, Samara Region, Novokuibyshevsk, ul. Suvorova, d. 2

Postal Address: 446200, Samara Region, Novokuibyshevsk, ul. Suvorova, d. 2

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.48 Name: Limited Liability Company “Rodniki Baldaya”

Location: 174350, Novgorod Region, Okulovka, ul. Tsentralnaya, d. 5

Postal Address: 174350, Novgorod Region, Okulovka, ul. Tsentralnaya, d. 5

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.49 Name: Limited Liability Company: “Cental European Brewing Company”

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Postal Address: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.50 Vishnyakov, Mikhail Ivanovich

This person’s share in the Issuer’s charter capital: 3.09%

26.51 Evdokimov, Viktor Egorovich

This person’s share in the Issuer’s charter capital: 0.9%

26.52 Yaroslavsky, Evgeny Lvovich

This person’s share in the Issuer’s charter capital: 3.04%

26.53 Name: Limited Liability Company “Ruselectrocenter”

Location: 123056, Moscow, Gruzinsky val, d. 29

Postal Address: 123056, Moscow, Gruzinsky val, d. 29

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.54 Name: ZAO “Sibirsky Syr (Siberian Cheese)”

Location: 630088, Novosibirsk, Ul. Petukhova, 33

Mail address: 630088, Novosibirsk, Ul. Petukhova, 33

Percent of the entity’s share capital held by the Issuer: none

Percent of the Issuer’s share capital held by the entity: none

27. Issuer’s participation share in the charter capital of affiliated legal entities.

See sections 24, 25, 26

28. Participation share of the Issuer’s affiliated companies, their founders and officers in the Issuer’s charter capital.

See sections 24, 25, 26

29. Persons having 5 and more percent votes in the Issuer’s supreme executive body.

Yushvaev, Gavril Abramovich

Share: 18.8%

Dubinin, Mikhail Vladimirovich

Share: 12.16%

Plastinin, Sergei Arkadievich

Share: 12.16%

Orlov, Alexander Sergeevich

Share: 6.87%

Name: United Burlington Investments Limited, a private company limited by shares

Percent of Issuer’s share capital held: 6.95%

Iakobachvili, David

Share: 6.41%

Name: Deutsche Bank Limited Liability Company

Share: 28.22%

30. Issuer’s participation in industrial, banking and financial groups, holdings, concerns and associations.

None

31. Issuer’s subsidiaries and representative offices.

None

32. Number of Issuer’s employees.

Average number of Issuer’s employees, including those working in its subsidiaries and representative offices, for the reporting period: 13

33. Description of Issuer’s primary areas of operations.

Food industry has gained maximum advantages as a result of devaluation of the ruble in 1998 and steady growth of the population’s real earnings in the last three years. Besides, the increasing flow of direct investment in the industry has led to a better quality of Russian-made products and their higher competitiveness. Regardless of the rising rate of the ruble in real terms, the share of imported goods in the consumption structure is about 3%. Thus competition in food industry is mainly centered around Russian brands. As a result, the rate of growth in food industry was the highest in the Russian economy, amounting to 11.5% in 2000 and 11.2% in 2001. Mindful of the expected GDP growth by 4-4.5% and 8% rise of the population’s real earnings in 2002, growth in food industry may exceed 9.5%.

There are sufficient grounds to hope that the industry’s consolidation, higher quality of products, and expected annual 5-6% rise in real earnings will help food industry remain among the leaders of Russia’s economic growth. The flow of foreign investment in the industry that has amounted to two-thirds of the total direct foreign investments in Russia in the last two years also confirms this assumption.

Recent industrial developments show that the consolidation of food industry is likely to bring about the emergence of large domestic producers capable of competing effectively on the market.

On the other hand, one may expect increasing competition on the part of foreign companies such as Danone, Parmalat, Campina and Erhmann that have set up the production of dairy products in Russia. Their market advantages include a large advertisement budget, advanced know-how for new products promotion, and access to cheap financial resources.

Foreign companies have also been expanding the variety of products. In the past their products were basically oriented toward the narrow premium segment (in the upper price bracket) whereas today foreign companies’ products are also designated for the mass consumer with an average income.

The primary area of the Company’s operations is control over and management of a group of its subsidiaries and other affiliated companies specified in this Prospectus, which manufacture and sell milk (dairy) products and juices (drinks, nectars) (hereinafter, in combination with the Company, referred to as the WBD Group). The Issuer also offers licensing agreements on the use of trademarks in its ownership. At that, the Issuer’s current and future operations plans are inseparably linked up with those of the WBD Group.

The Wimm-Bill-Dann Group is a major manufacturer of dairy products and juices. Around 70% of its revenue comes from the sales of dairy products and the rest 30%, from the sales of juices.

Since its establishment in 1992, the WBD Group has been a leader on the Russian market of dairy and juice-containing products. According to the study conducted by AC Nielsen in nine large Russian cities, including Moscow and St. Petersburg, in December 2001-January 2002, the WBD Group was in the lead on all packaged dairy products markets (with the exception of pasteurized milk): its share on the domestic market of traditional dairy products constituted 33%, in enriched milk products sales, 41%, and in yogurt and milk desserts sales, 46%. AC Nielsen’s study carried out in eleven large Russian cities showed that in 2001 the WBD Group’s share in the total domestic sales of juices reached 37.5% and 49.1% in Moscow, the main Russian juice consumer. The nineteen manufacturing facilities of the WBD Group are located in fifteen Russian and CIS cities; its distribution network covers 26 cities in the CIS, Germany, Israel, and Netherlands.

The main objective of the WBD Group is to provide consumers with top-quality food by way of a careful selection of raw materials, use of modern production technologies, and strict quality controls. All its products are manufactured on the basis of the Company’s own recipes mindful of domestic consumers’ preferences and tastes.

1.     Forecast of Future Developments on the Dairy Market.

The further consolidation of dairy and juice industry and stronger competition with foreign companies operating in Russia are likely to be major market tendencies. Given below is a segment-based market development forecast.

Milk is one of the most widespread food products in Russia popular among all age groups regardless of location and income. The milk market as a whole will develop steadily with a 5-percent annual consumption growth resulting from a rise in the gross yield and processing of milk in all categories of producers.

In spite of all its advantages, pasteurized milk prevalent on the market has an essential drawback – a short shelf life, which makes it less attractive for retail trade. Consequently, the share of this type of milk is expected to go down in favor of sterilized milk. In addition, sterilized milk will be replaced by a new generation of the product without the specific sterilization after-taste, its shelf life over two weeks without cooling or cold storage.

Kefir (fermented milk, a traditional Russian dairy product). It is the most popular dairy product in Russia. Growth in the segment will result from changes in the consumption structure in favor of biokefirs, their production currently organized by local manufacturers. The consumption of traditional kefir is expected to decline

Curds (cottage cheese). The market is stable. An average 2-percent rise will be determined by the development of dairy production in general. Consumers are likely to switch over to curds desserts, which may reduce the consumption of traditional curds.

Rural and small town dwellers are primary consumers of ryazhenka (fermented baked milk) and bonnyclabber. Unlike bonnyclabber, ryazhenka is also popular among the population of large cities. The bonnyclabber segment is expected to shrink due to the reduction of rural population and decrease in the regional consumption of the product.

Cream. The main feature of the market is the reduction of the share of pasteurized cream in the total output because of a short shelf life and the growing share of sterilized cream. Consumption rise will mainly depend on the rate of income growth.

Butter. As a whole, the market development rate is expected to be 2-4% a year. A rise in butter consumption is unlikely to exceed 1-2%, the main growth factor being an increase in the production of margarine and combined varieties of butter, spreads, by 4-5% a year.

Viscous yogurt. It is one of the most dynamic segments of the dairy market. The development and growth of the viscous yogurt market in 2002-2003 will result from developing local production, Western producers’ coming out on the market (Pascual and Onken), and a rise in regional consumption. Unique products with new flavors, additives, useful properties, and biocultures will be the most dynamic part of the segment.

Potable yogurt. The segment is expected to develop dynamically since the market is still far from saturation, youth and teenagers’ consumption culture is still taking shape, and consumers are switching over to the product from traditional flavored kefir.

Viscous milk desserts. The market is still underdeveloped. It has more imported products than other markets. Yet, gradually, Russian manufacturers are turning to the production of viscous milk desserts. Underdeveloped consumption culture restrains consumption growth.

Liquid desserts. The market is sufficiently developed. Major consumers include both young people and children as well as adults. The segment will develop as a result of a rise in consumption among teenagers.

Juice and dairy products. It is the most dynamic category of milk products. It has a considerable growth potential due to the population’s striving for a healthy life style and consumption of low-fat vitamin-fortified products.

Curds desserts. The segment is developing rapidly given the traditional character of curds. A rise in the segment will mainly depend on the rate of growth of real earnings and consumers’ switching over from traditional cottage cheese to curds desserts.

Chocolate-coated cheese curds. Consumption culture in large cities is well-developed. Producers’ regional expansion and a wider variety of the products are expected to provide for the segment’s growth.

Condensed milk. It is a traditional food product used in pastry cooking. The market is developed. There are large and well-known producers. Growth can be achieved through a wider variety of products, new flavors, and new types of packaging.

2.     Forecast of Future Developments on the Juice and Juice-Containing Products Market.

The market’s growth will continue although the rate of growth may slow down. Yet it will remain high enough. Market capacity in 2001 was 1,100,000,000 liters – a 44-percent rise in comparison with the previous year. In 2002 juice consumption was supposed to increase by 26-30% and reach around 1,400,000,000 liters. The expected rise for 2003 is 20%.

The juice market’s growth results from the improvement of the economic situation in Russia, rising per capita income, and emergence of consumption culture with juice regarded as tasty and healthy food. Per capita consumption rose from 8 liters in 2001 to 10 liters in 2002. In large cities (Moscow, St. Petersburg) juice consumption is nearing European standards while Russia’s average per capita consumption of juices is twice lower than in Europe.

Stronger competition provoked by major manufacturers’ considerably expanded capacities will be the main market tendency in 2003. Consequently, the juice market is expected to consolidate further in the hands of four principal players that are likely to increase their market  share at the expense of small regional producers whose share may go down to 5%.

History of the Issuer’s Foundation and Activities.

Open Joint-Stock Company “Wimm-Bill-Dann Foods” (hereinafter referred to as the Issuer or the Company) was registered on May 31, 2001. The purpose of its creation was to consolidate several production and trading companies, whose shares had been privately owned by a group of persons and were transferred to the Company by including them in authorized capital during its creation in 2001. Control over and management of the WBD Group are the Issuer’s principal areas of activity. In keeping with Article 4 of the Issuer’s Charter, “The main purpose of the Company is to fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its charter activity, and to receive profits. On February 14, 2002, OJSC “Wimm-Bill- Dann Foods” completed the public issue of and registered common shares represented by American depositary receipts (ADR) at the New York Stock Exchange under the “WBD” symbol. Each ADR represents one basic common share of the Company.

The story of WBD Group began in 1992, when the first company owned by a group of persons rented a production line at the Lianozovo Dairy and purchased the first lot of juice concentrates and packaging materials. November 25, 1992 WBD Group produced its first pack of juice under the Wimm-Bill-Dann brand. This name had been chosen in order to attract consumers, who at that point preferred imported products due to their novelty to the market, and also because of the prevailing belief in the higher quality of imported goods. From the very first appearance on the market the name Wimm-Bill-Dann turned into a brand, known to and popular among the majority of Russian consumers.

Plans of the Issuer’s Future Activities.

Due to the specifics of the Issuer’s primary area of operations, the Issuer’s future activities plans should include a higher efficiency of WBD Group management. The Issuer’s future activities plans are closely connected with the plans of WBD Group. The use of trademarks by WBD Group businesses, offered on the basis of licensing agreements, will constitute the Issuer’s main source of future income.

The WBD Group is constantly striving to dynamically develop its business and achieve further competitive advantages.

The growing dairy market demands an increase in production volumes without a decline in quality. An increase in juice production capacity is also planned.

One of the main competitive advantages of the WBD Group is its powerful and well-established network of independent distributors. In order to support the steady growth of sales, the construction of Cash&Carry stores will continue. The growth of additional income is planned through both promoting the primary brands of the WBD Group on the regional markets, and expanding the product range in order to fill major consumer segments, both in terms of flavors and prices.

In general, the plans of future activities of the Issuer and the WBD Group include an intention to fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its Charter, and to receive profits.

To achieve these goals, the WBD Group will concentrate on the following areas of activity:

1) production of dairy products and juices. The Issuer is positive that the WBD Group has enough potential to retain and strengthen its leading position in this area;

2) higher efficiency of production. The WBD Group intends to improve the quality of its products, reduce costs, increase cash flows, and achieve a higher efficiency of work of its employees;

3) business growth resulting from the production of cheese. Domestic brands of cheese in the Russian Federation are mainly manufactured by small facilities producing traditional cheeses for mass consumption, characterized by low prices and inferior quality. Superior quality brands of hard and soft cheese are imported from Baltic states and other European countries. The WBD Group is planning to start the production of top-quality branded hard and soft cheeses in 2003.

4) business growth resulting from the production of mineral water. The WBD Group intends to concentrate on the primary areas of its activity. Yet it is also going to start the production of mineral water early in 2003. The WBD Group believes that despite relatively strong competition, this market segment has an essential potential given a correct marketing approach. The growth of mineral water consumption in summer is expected to make up for the declining seasonal demand for dairy products.

Major Types of Products (Works, Services).

The types of products (works, services) providing for no less than 10 percent of the Issuer’s volume of sales (proceeds) in the three full fiscal years preceding the date of approval of the decision to issue the bonds, or for each full fiscal year following the foundation provided the Issuer has been operating for less than three years, and for the last quarter preceding the date of approval of the decision to issue the bonds. All types of export products (works, services) shall be included herein.

The above shall also include the dynamics of changes in release prices for the Issuer’s products (works, services), also in comparison with the consumer price index or the industrial producers price index, published by the RF State Committee for Statistics.

Offering licensing agreements on the use of trademarks.

The Company’s primary area of operation is control over and management of a group of its subsidiaries and affiliated companies. The main type of products (services) providing for over 10% of the Company’s volume of sales (proceeds) in 2001 and in the 9 months of 2002, is the offer of licensing agreements to WBD Group businesses to use trademarks.

In 2001-2002, the prices in licensing agreements on the use of trademarks were set in US dollars (payments were made in rubles at the rate of the RF Central Bank as of an appropriate date). In 2001 and the first nine months of 2002, the dollar prices in the above agreements did not change. Since the prices in licensing agreements were set in US dollars, the table below features relative changes in licensing agreement prices due to changes in the ruble-to-dollar ratio during the said period in order to make a comparison with changes in the consumer price index in Russia during a relevant period. The table shows that in 2001 the licensing agreement price in rubles went up by 3.7% while the consumer price index rose by 18.6%. In the 9 months of 2002, the licensing agreement price in rubles increased by 7%, and the index rose by 10.3%.

Thus the price rise for the Issuer’s services in 2001-9 months of 2002 was less than Russia’s total price rise.

Dynamic of Changes in Release Prices for Products (Works, Services):

Item	Year 1999	Year 2000	Year 2001	Quarter 3
Offering licensing agreements on the use of trademarks(1)
Changes in licensing agreement price, %	—	—	3.7	7
Sales proceeds, rubles	—	—	2 198 000	3 718 000
Total sales proceeds, rubles	—	—	2 198 000	3 718 000	(2)
Consumer price index, %	—	—	118.6	110.3

Notes to the table:

1. The price of licensing agreements on the use of trademarks by WBD Group businesses (per unit price) cannot be set unconditionally, for it comprises several independent factors (design cost, category of a commodity segment to be trademarked, sales volumes for each commodity and its consumer properties, and  terms and scope of rights for each trademark

2. Other sales amounting to 25,281,000 rubles (specified in p.014, form No2 of accounts for the 9 months of 2002) will be included in non-sales revenue in the fourth quarter of 2002 (p. 120, form No 2).

During the period in question, the Issuer effected no export supplies.

Sales System for Each Specified Type of Products (Works, Services) of the Issuer

(percentage of sales volume):

Item	Year 1999	Year 2000	Year 2001	Quarter 3
Offering licensing agreements on the use of trademarks
Direct sales, %	—	—	100	100
Issuer’s own trade network, %	—	—	—	—
Controlled trade network, %	—	—	—	—

Character of Sales:

Seasonal activity:

The Issuer makes no cyclic or seasonal sales of services. The WBD Group’s sales of diary products are of a seasonal character. Dairy products are in maximum demand in winter when domestic milk production hits rock bottom. Contrariwise, in summer demand for dairy products declines while the production of raw milk is at a maximum.

Juice sales are definitely seasonal. They go up in spring and especially during the period preceding the New Year holidays. Seasonal peaks fall on April and December. In spring the expansion of sales is conditioned by consumers’ care for their health; juice is regarded as a natural addition to fruits, as the only source of vitamins and a valuable product for daily consumption. The traditional sales spurt in December positively correlates with the general tendency toward intensive retail turnover before the New Year holidays and the population’s higher purchasing power.

Production and Sales Costs Structure

Structure of the Issuer’s Costs for the Production and Sales of Products (Works, Services) for Specified Items (percentage of total cost):

Items	Year 1999	Year 2000	Year 2001	Quarter 3
Raw materials and materials, %	—	—	—	—
Purchased components and semifinished products, %	—	—	—	—
Production-related works and services performed by outsiders, %	—	—	—	—
Fuel, %	—	—	—	—
Energy, %	—	—	—	—
Salaries, %	—	—	29.31	8.8
Loan interest, %	—	—	—	—
Rental payment, %	—	—	1.62	0.02
Welfare deductions, %	—	—	10.5	1.18
Fixed assets depreciation, %	—	—	—	—
Taxes included in production cost, %	—	—	6.34	0.57
Other costs , %	—	—	52.23	89.43
Intangible assets amortization, %	—	—	1.98	0.03
Innovation awards, %	—	—	—	—
Mandatory insurance payments, %	—	—	—	—
Hospitality costs, %	—	—	—	—
Payment for outsiders’ services, %	—	—	50.25	69.05
Per diem and relocation allowances, %	—	—	—	—
Off-budget funds allocations, %	—	—	—	—
Other costs, %	—	—	—	20.35
Total production and sales costs, %	100	100	100	100
Sales proceeds, %	—	—	15.78	175.24

The issuer’s suppliers whose share is no less than 10 percent of total tangible assets supplies:

None.

The Issuer does not have any suppliers of tangible assets. The Issuer is not engaged in import supplies. Raw materials for the WBD Group are supplied by Russian and CIS producers (Kyrghyzstan, Ukraine). The main raw material for dairy industry is raw milk produced in the territory of Russia. The raw materials for juices and juice-containing drinks are fruit and berry concentrates, the origin of which depends on the area of their growth (e.g. apples in Southern Russia, tomatoes in Eastern and Central Europe). The Tetra Pak company is one of the leading suppliers of packaging for the WBD Group. These sources will remain available in the future.

Markets for the Issuer’s Products (Works, Services).

Consumers whose share in trade is no less than 10 percent of the Issuer’s total sales proceeds:

Full name of a Company	Share, %
Close Joint-Stock Company “Grande-V”	14
Close Joint-Stock Company “Lianozovsky”	14
Close Joint-Stock Company “Wimm-Bill-Dann Trading Company”	12
Limited Liability Company “Ramenskoye Moloko”	14
Limited Liability Company “Fruktola”	14

Markets.

Due to the specifics of the Issuer’s primary activity, the market for its services is determined by the number and location of the WBD Group facilities. A decline in the financial position of WBD Group businesses may be the only negative factor influencing the Issuer’s market of services. Today the WBD Group’s main market is the territory of the Russian Federation. The Issuer intends to expand the market geographically. The only major factor of possible decrease in demand for the Group’s products would be a sharp decrease in the population’s purchasing capacity, since the Group’s products belong to the convenience category. The possibility of stronger competition on the part of both domestic and foreign manufacturers of dairy and juice products is another negative factor.

Stock Management Practices.

The Issuer has no stocks and hence no stock management.  The Issuer’s policy in relation to working capital is aimed to increase its turnover and keep its amount at a minimum level necessary for current operations.

Major Competitors.

By virtue of its primary mission – control, management, and services in the interests of the WBD Group — the Issuer does not have competitors. Consequently, it would be impossible to analyze the Issuer’s market share and its competitiveness factors in terms of their importance and with an allowance for factor ratings.

The principal competitors of the WBD Group on traditional and enriched dairy products markets include Russian producers such as Petmol (St. Petersburg), Ostankinsky, Ochakovsky, and Cherkizovsky Dairies (Moscow) as well as small manufacturers in Russian regions. On the market of vitamin-fortified dairy products, the WBD Group competes mainly with Danone. As for yogurts, milk desserts, and, to some extent, dairy products for children, the main competitors of the WBD Group are foreign companies such as Danone, Campina, Onken u Ehrmann.

In the Issuer’s opinion, the WBD Group is expected to compete with the following companies on the dairy market in the near future:

1) Danone of France: the most active foreign company in Russia, pursuing an aggressive advertisement policy. It owns a dairy in the Volga region that produces natural yogurt, fruit-flavored yogurt, and kefir and a dairy in the Moscow region. The company’s products, both imported and made in Russia, are sold under the Danone trademark all over the Russian Federation through its own distribution network. According to the study conducted by AC Nielsen in nine Russian cities, in 2001 Danone’s sales in the yogurt and milk dessert segment amounted to 12% and in vitamin-fortified dairy products, 5%;

2) Petmol of St. Petersburg: produces a wide variety of dairy products, concentrating however on yogurts and desserts. Petmol’s shares are publicly quoted at the Russian stock exchange. According to the study conducted by AC Nielsen in nine Russian cities, in 2001 the company’s share was 9% in the traditional dairy segment and 8% in the yogurt and milk dessert segment while the share of Parmalat in the traditional dairy segment reached 2%;

3) Ochakovsky Dairy of Moscow: a major dairy producer in Russia and principal competitor of the WBD Group in Moscow. Its products are very popular among consumers. According to the study conducted by AC Nielsen in nine Russian cities, in 2001 the company’s share was 5% in the traditional dairy segment and 4% in the enriched products segment.

The shares of the WBD Group and its principal competitors for enlarged product categories on the dairy market, % (as of September 2002, according to AC Nielsen research):

Item	WBD Group	Danone	Petmol	Ochakovsky Dairy
Yogurts and milk desserts	44	12	7	—
Traditional dairy products	33	—	8	4
Enriched products	44	10	10	4
The market’s total	36	3	8	3

The principal competitors of the WBD Group on the domestic juice market include Parmalat of Italy and medium- and small-size Russian producers such as:

1) Multon of St. Petersburg: its share on the national and Moscow markets was 29 and 18.7% accordingly in 2001 as shown by the study conducted by AC Nielsen in eleven Russian cities. Dobry and Niko juice brands and other products of the company appeared on the Moscow market in 1998 and have won considerable market shares since then, primarily, due to an aggressive pricing policy;

2) Lebedyansky of the Lipetsk region: the company’s share on the national and Moscow markets was 10.9 and 14.5% accordingly in 2001 as shown by the study conducted by AC Nielsen in eleven Russian cities. Its Tonus and Ya brands have become very popular among consumers and effectively compete with juices produced by local manufacturers;

3) Nidan-Ekofrukt of Novosibirsk: a Russian-US joint venture whose share was 6.4% both on the national and Moscow markets in 2001 according to AC Nielsen’s study carried out in eleven large Russian cities.

The shares of the WBD Group and its principal competitors on the juice market, % (as of September 2002, according to AC Nielsen’s study conducted in eleven large Russian cities):

Juice market	WBD Group	Multon	Lebedyansky	Nidan	Others
Market share	35	28.7	19.4	5.8	11.1

The WBD Group gets mineral water from an underground spring in Valdai. The region is famous for top-quality mineral water. There is a facility in Nizhny Novgorod that bottles small amounts of mineral water. The WBD Group is planning to start a serial production of mineral water early in 2003 and full-scale production in mid 2003. Historically, the consumption of noncarbonated mineral water has not been widespread in Russia. The situation, however, is radically changing under the effect of environmental factors. The consumption of bottled drinking water is growing rapidly in large Russian cities. The mineral water market is expanding not only in terms of volume but also in terms of a wider variety of products and new trademarks. Furthermore, the number of superior quality brands is growing, and the share of imported brands is going down. In the Issuer’s opinion, the WBD Group’s principal competitors include Aqua Minerale (Pepsi trademark), BonAqua (Coca-Cola trademark) as well as Borzhomi, Narzan, and Svyatoi Istochnik produced at CIS facilities. The WBD Group is planning to position its new trademark in modern style by emphasizing the mineral origin of the water and produce it with different degrees of carbonation (still, medium-carbonated, and highly carbonated) in bottles of different sizes for consumers’ better choice.

Analysis of the WBD Group’s Competitive Factors.

The WBD Group has a number of advantages over other Russian producers: high productive capacity, superior quality of products, high-level innovation, and opportunities for new products development and marketing. Other competitive advantages which, in the Issuer’s opinion, enable the WBD Group to retain its leading position on the Russian market, include: strong and diversified trademarks, unobstructed access to raw material sources, extensive sales network, emphasis on the development of new products, modern manufacturing facilities and technologies, external financing opportunities, and efficient leadership. The WBD Group intends to take advantage of those opportunities by pursuing a sales promotion strategy focused on superior quality products and development of new products that would not be inferior to their Western analogs in taste and consistence.

Some Russian producers, however, have certain advantages over the WBD Group, related to a lower cost of production and lower advertisement and shipment expenses. Recent industrial tendencies also show that the consolidation of the industry may lead to the emergence of large domestic producers capable of competing with the WBD Group on the market.

Foreign dairy producers have a large advertisement budget and advanced manufacturing know-how permits them to offer top-quality products made on the basis of up-to-date technologies through well-established sales systems. In the past foreign companies focused on concrete market niches, more often than not, on the premium segment (upper price range) whereas today they are increasingly turning to products for the average consumer with an average income. Besides, such companies as Danone, Parmalat, Campina, and Erhmann have begun investing in Russian manufacturing businesses, which may reduce the competitiveness of WBD Group products, for the competitors now have an opportunity to produce their commodities in Russia. For example, Danone, owning two Russian diaries, has put several yogurt brands on the Russian market, some of them developed specifically for Russian consumers. Campina of Netherlands, also owning a dairy in Russia, makes fresh yogurts and yogurts with a long shelf life. Erhmann of Germany makes yogurt at a Russian dairy, and Onken and Pascual, also foreign companies, are planning to open manufacturing facilities in Russia. As a result of the growing output of yogurts and milk desserts in Russia, the above foreign companies have become the WBD Group’s principal competitors in this market segment.

Values of market shares that, in the Issuer’s opinion, it and its competitors have had (percentage) in the three full fiscal years preceding the date of approval of the decision to issue the bonds, or for each full fiscal year following the date of foundation provided the Issuer has been operating for less than three years:

Analysis of the Issuer’s Competitive Factors:

By virtue of its primary mission – control, management, and services in the interests of the WBD Group – the Issuer does not have competitors. Consequently, it would be impossible to analyze the Issuer’s market share and its competitiveness factors in terms of their importance and with an allowance for factor ratings.

34. Investments Declaration. Description of the Issuer’s Activities.

Rendered by investment funds only.

35. Plans of the Issuer’s Future Activities.

To satisfy fully  the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its charter activity, and to receive profits.

36. Data on the Issuer’s charter capital.

Amount of the Issuer’s charter capital (rub.): 880,000,000

Charter capital Breakdown by Share Category:

Common Shares:

total amount (rub.): 880,000,000

share of the charter capital: 100%

Preferred Shares:

total amount (rub.): 0

share of the charter capital: 0%

37. Data on the Participation of the State (Municipal Formation) in the Issuer’s Charter Capital.

Share of the Issuer’s Charter Capital belonging to the State (Municipal Formation):

none

Share of Issuer’s Stock Belonging to the State (Municipal Formation):

none

Existence of the Special Right of the Russian Federation, its Subjects and Municipal Formations to Participate in the Issuer’s Management (“golden share”):

not provided for

38. Data on the Issuer’s Authorized Shares.

38.1

Category of shares: Common

Form of shares: Registered, uncertificated

Full name of category/type of authorized shares: Registered common shares, uncertificated

Par value (rub.): 20

Number: 44,000,000

Total (rub.): 880,000,000

Terms of placement: According to article 7 of the Charter, all additional common shares of the Company, if placed, grant their owners (shareholders) an amount of rights equal to the rights granted by common shares already placed by the Company at the moment the decision to place additional shares was adopted.

39. Substantial Contracts and Obligations of the Issuer.

Date of conclusion of transaction:

In the second quarter of 2003 it is supposed to place at MICEX interest-bearing nonconvertible bearer bonds, series 01, of

Wimm-Bill-Dann Foods Open Joint Stock Company, total amount 1 500 000 roubles.

40. Issuer’s Obligations for the Issue of Stocks and Securities Convertible into Stocks.

Placing complete, no obligations.

41. Data on Sanctions Against the Issuer and the Issuer’s Participation in Lawsuits and Inspections.

No court proceedings in the 1th quarter of 2003

Description of the Basis for all Issuer Inspections by State Authorities and Issuer Audits on

Request of Its Participants (Shareholders), Pending or Finished in the Reporting Quarter

No issuer inspections.

42. Material Facts (Events, Activities) Having Occurred in the Reporting Quarter.

Date of occurence of the fact (event, activity): January 22, 2003

Code: 1306005A22012003

Place of preparation of the minutes: Moscow

Date of preparation of the minutes: March 11, 2003

Form of the meeting: adoption of resolutions by remote voting (by poll)

Quantitative composition of the Board of Directors of Wimm-Bill-Dann Foods Open Joint Stock Company (hereinafter <<WBD Foods OJSC>>): 11 (eleven) persons.

At the date of preparation of the minutes, 11 (eleven) members of the Board of Directors had participated in voting: Guy de Selliers, M. V. Dubinin, A.S. Orlov, S. A. Plastinin, V. A. Tutelyan, V. N. Sherbak, D. Iakobachvili, E. G. Yasin, E. Linwood Tipton, Michael O’Neill and J.B. Mark Mobius. The meeting was quorate.

ISSUES PUT TO A VOTE AND RESULTS OF VOTING THEREON:

1. On the first matter on the agenda: Concerning amendments to the terms of placement of interest-bearing nonconvertible bearer bonds, series 01, of Wimm-Bill-Dann Foods Open Joint Stock Company.

Be it resolved that:

1.1.  The following amendments be made to the terms of placement of interest-bearing nonconvertible bearer bonds, series 01 (“Bonds”), of Wimm-Bill-Dann Foods Open Joint Stock Company (“WBD Foods OJSC”) approved by a resolution of the Board of Directors of WBD Foods OJSC (minutes No. 11-12 of December 11, 2002):

1.1.1. Establish that the entity providing security for purposes of the bond issue is Vitafrukt Limited Liability Company. With this aim, WBD Foods OJSC and Vitafrukt Limited Liability Company will enter into an Agreement on Provision of Security to Wimm-Bill-Dann Foods Open Joint Stock Company, pursuant to which Vitafrukt Limited Liability Company agrees to be responsible to owners of the Bonds for performance by WBD Foods OJSC of its obligations to pay owners the principal debt amount represented by their Bonds, equal to the total face value of the placed Bonds.

1.1.2. Establish that the functions of payment agent will be performed by International Moscow Bank Closed Joint Stock Company.

1.1.3. Establish the following terms of early redemption of Bonds:

Grounds for early redemption of Bonds

For purposes of defining the grounds for early redemption of Bonds, the following definitions are used:

Issuer Group - all companies, including the Issuer, consolidated for purposes of the Issuer’s Consolidated and Combined Financial Statements, which are prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). The companies in the Issuer Group as at the end of 2002 are listed in the Issuer’s Consolidated and Combined Financial Statements for 2002.

Issuer Group Company - a company in the Issuer Group;

Issuer’s Consolidated and Combined Financial Statements - the consolidated and combined financial statements of the Issuer, prepared in accordance with US GAAP.

Net Assets - Assets minus liabilities and minority interests, according to the Issuer’s Consolidated and Combined Financial Statement.

EBITDA - earnings before interest, taxes, depreciation, and amortization, adjusted taking into account minority interests, according to the Issuer’s Consolidated and Combined Financial Statements. If the Issuer has made investments in consolidated subsidiary companies during the period for which EBITDA is calculated, EBITDA is calculated as if the investments were made on the first day of that reporting period.

Debt - debt in the form of bank credits, loans, and commodity and commercial credits obtained by Issuer Group Companies, and/or promissory notes and/or bonds issued by Issuer Group Companies, except loans between Issuer Group Companies.

Bondowners are entitled to present Bonds for early redemption upon the occurrence of any of the following events (“Grounds for Redemption”):

1. Delinquency of more than 15 (fifteen) days in performance by Issuer Group Companies of their obligations with respect to payment of principal debt and/or interest on bank credits/loans received by them and/or represented by promissory notes and/or bonds issued by Issuer Group Companies, in cases when:

a) the principal debt represented by an overdue obligation (i.e., the amount of the credit/loan (not including accrued interest), the total face value of promissory notes, or the total face value of a bond issue) is greater than 10,000,000 (ten million) U.S. dollars or the equivalent thereof at the exchange rate of the Central Bank of the Russian Federation (“RF Central Bank”) on the due date of the respective obligation; and

b) the total amount of overdue debt of Issuer Group Companies represented by the overdue obligation specified in subsection a) above is greater than 2,500,000 (two million five hundred thousand) U.S. dollars or the equivalent thereof at the exchange rate of the RF Central Bank on the due date of the respective obligation.

2. A change, within any 12 (twelve) successive months, beginning from the placement date of the Bonds, of more than half of the personnel on the Issuer’s Board of Directors relative to its composition at the start of the 12-month period.

3. A decrease in the value of the Issuer Group’s Net Assets (in the ruble equivalent at the exchange rate of the RF Central Bank on the date of the respective Consolidated and Combined Financial Statements) by more than 25% (twenty-five percent) relative to the value of its Net Assets according to the Issuer’s Consolidated and Combined Financial Statements for 2002.

4. As at any reporting date, according to the Issuer’s Consolidated and Combined Financial Statements, an increase in the Issuer Group’s Debt relative to its Debt as at the preceding reporting date, if the ratio of total debt according to the Issuer’s Consolidated and Combined Financial Statements to its EBITDA for the four quarters ending on the reporting date exceeds 4:1, with the exception of:

a) additional Debt totaling no more than 100,000,000 (one hundred million) U.S. dollars;

b) short-term Debt, in the form of credits obtained for a period of no more than 5 (five) business days in each case;

c) Debt not exceeding 15,000,000 (fifteen million) U.S. dollars (or the equivalent at the exchange rate of the RF Central Bank on the reporting date), arising under derivative financial instruments concluded for the purpose of insuring risks associated with the Issuer Group’s business operations. For purposes of this subsection, “derivative financial instrument” means an agreement, to which an Issuer Group Company is a party, that defines the rights and obligations of the parties thereto in relation to an underlying asset defined in accordance with applicable law. Derivative financial instruments include options and forward contracts, as well as agreements that do not provide for the delivery of the underlying asset, but which define the procedure for settlements between the parties in the future in dependence on a change in some indicator of the underlying asset relative to the value of that indicator determined (or the procedure for determining which is established) by the parties at the time of entry into the transaction;

d) Debt acquired for the purpose of refinancing current Debt of the Issuer Group. For purposes of this subsection, “refinancing” means the acquisition of Debt by an Issuer Group Company exclusively for the purpose of repaying Debt of the Issuer Group existing on the preceding reporting date, provided that (i) the amount of Debt acquired does not exceed the amount of Debt being repaid; (ii) the term of the acquired Debt is not less than the remaining term of the existing portion of Debt being repaid and (iii) all other material conditions of the acquired Debt are not materially less favorable to the debtor than the terms of the Debt being repaid.

Procedure for disclosure by the Issuer of information concerning the occurrence of a Ground for Redemption of Bonds, and of other material information

Immediately upon becoming aware of it, Issuer is obligated to provide the Underwriter with information concerning the occurrence of any Ground for Redemption, as well as information on changes in the list of the companies forming the Issuer Group; changes in the composition of the Issuer’s Board of Directors; and information on actions taken by the Issuer/an Issuer Group Company that result in the elimination of a Ground for Redemption of Bonds.

For the purpose of enabling owners of Bonds to verify the presence/absence of Grounds for Redemption of Bonds, the Underwriter will on a quarterly basis, in the manner specified below, disclose the following information, subject to its receipt from the Issuer:

1)            the Issuer’s Consolidated and Combined Financial Statements;

2)            the composition of the Issuer Group;

3)            the composition of the Issuer’s Board of Directors;

All information received by the Underwriter from the Issuer of the Bonds must be published within 5 (five) business days of its receipt, by placement on the Underwriter’s website (www.troika.ru). When the information concerns the occurrence of a Ground for Redemption and the start date of acceptance of early redemption applications by the Issuer, such information shall also be published in the newspaper Vedomosti.

Early redemption procedure and conditions

The Issuer will perform early bond redemption on the basis of an application from the owner of the Bonds containing a request for early redemption, or on the basis of the presentment of such a request. Therewith, owners of Bonds are entitled to present Bonds for early redemption only after the registration of the Report on Results of the Bond Issue.

If information subject to disclosure in the manner specified above contains information concerning actions taken by an Issuer Group Company that result in the elimination of a Ground for Early Redemption, an owner of Bonds is not entitled to present a demand for early redemption, provided that the owner knew or could have learned about the occurrence of the Ground for Early Redemption from such information.

During the 5 (five) business days following the later of the dates of publication by the Underwriter in the Vedomosti newspaper and on the Underwriter’s site of information concerning the occurrence of any Ground for Early Redemption of Bonds and concerning the start date of acceptance of early redemption applications (“Period for Presentment of Bonds for Early Redemption”), owners of Bonds or nominee holders authorized to present Bond for early redemption are entitled to present Bonds for early redemption by sending a corresponding application in writing to the Underwriter.

An application for early redemption must contain the full name of the owner of the Bonds or, if the application is submitted by a nominee holder, the full name of the nominee holder, and other information prescribed in the information published by the Underwriter. Attached to the application for early redemption must be original copies of documents (extract from a depository account) issued by the Depositary and attesting that the Bonds presented for early redemption have been blocked (restriction on the withdrawal of Bonds from an owner’s depository account, including an account opened by a nominee holder), as well as other documents specified in the information published by the Underwriter. If the applicant is a nominee holder, documents confirming the authority of the nominee holder to present Bonds for early redemption must be attached to the application.

An owner of Bonds is also entitled to send an early redemption application to the Underwriter if information concerning the occurrence of a Ground for Redemption has been received by the owner from third parties, provided, however, that at the time the application is presented the Underwriter has not published information concerning the Ground for Redemption specified in the application. In such case, the application must contain, in addition to the documents and information specified above, the grounds for presentment of such application and references to the source of the information. Within 5 (five) business days of receiving such an application, the Underwriter must publish information concerning the start of acceptance of early redemption applications in the manner specified above or send a reasoned refusal of early redemption to the applicant, including by reason of elimination of the Ground for Redemption.

From the time the Underwriter receives a written early redemption application from an owner or nominee holder, no operations of the owner with the Bonds contemplated by the application will be performed, except operations involved in the redemption of the Bonds and/or payment of income thereon.

No later than 5 (five) business days after the end date of the acceptance of early redemption applications, the Underwriter will provide the Issuer, the Payment Agent, and the Depositary with a list of the owners and/or nominee holders who submitted applications for early redemption of Bonds within the Period for Presentment of Bonds for Early Redemption. The list must include the following information on each person who presented Bonds for early redemption:

•              the full name of the owner of the Bonds or, if the application is submitted by a nominee holder and the nominee holder has been authorized to receive early redemption payments, the full name of the nominee holder;

•              the number of Bonds to be redeemed early;

•              the location and postal address of the owner of the Bonds or, if the application is submitted by a nominee holder and the nominee holder is authorized to receive early redemption payments, the location and postal address of the nominee holder;

•              the tax status of the person or entity authorized to receive early redemption payments: (resident; nonresident carrying out activity in the Russian Federation through a permanent representative office; nonresident receiving income unassociated with a permanent representative office; individual tax residents of the Russian Federation; individual present in the territory of the Russian Federation for at least 183 days in a calendar year; foreign national; stateless person);

•              identifying details of the bank account of the person or entity authorized to receive early redemption payments.

Payment of funds associated with early redemption of the Bonds will be made by the Payment Agent, acting on the Issuer’s instructions, within 2 (two) business days following the date of receipt by the Payment Agent of the list of owners and/or nominee holders who sent early redemption applications, subject to the receipt of corresponding funds from the Issuer. The funds required by the Payment Agent to perform early redemption must be transferred by the Issuer to the Payment Agent’s account no later than 2 (two) business days after the date of receipt by the Issuer of the list of owners and/or nominee holders who submitted early redemption applications.

Bonds presented for early redemption will be redeemed at their face value, equal to 1,000 (one thousand) rubles; at the same time, their owners will be paid coupon income on the Bonds for the coupon period during which the Bonds were presented for early redemption, calculated from the start of such period to the date of early redemption.

1.1.4. The interest rate on the first coupon will be determined according to the results of an auction held at MICEX.

The interest rate on the first coupon will be calculated as the sum of the following two components:

•              the level of inflation for the respective one-year period, defined as the Consumer Price Index of Russia for the calendar month ending no later than 45 days before the placement start date, as a percentage relative to the same of the preceding year, minus 100%. The CPI is calculated by the RF State Statistics Committee in accordance with a resolution of the RF State Statistics Committee dated March 25, 2002, monthly as a percentage relative to the same month of the preceding year;

•              an inflation premium.

The CPI will be published on the Troika Dialog Investment Company website (www.troika.ru) no later than 10 days before the placement start date.

On the day of the auction to determine the interest rate on the first coupon, members of the Stock Market Section of MICEX will submit orders for the auction using the MICEX trading system both at their own expense and at the expense and on the instructions of their clients. The time of submission of orders for the auction will be established by MICEX. Orders to buy bonds will be submitted by members of the stock market section of MICEX to the Underwriter with the following significant terms specified:

a.1)         Purchase price: 100% of the face value;

a.2)                            Number of bonds that the potential buyer would like to acquire if the Issuer were to set an interest rate on the first coupon greater than or equal to the acceptable first-coupon interest rate specified in the order;

a.3)                           Acceptable interest rate on the first coupon. “Acceptable interest rate on the first coupon” means the interest rate at which, if such interest rate on the first coupon were announced by the Issuer, the potential investor would be prepared to buy the number of bonds specified in the order at the price of 100% of the face value. The acceptable interest rate on the first coupon shall be expressed in percent per annum to a precision of 1/100 (one-hundredth) of one percent;

Funds must be reserved in an amount sufficient to make full payment for the bonds specified in the orders, including MICEX’s commission.

Orders in which one or more of the aforesaid significant terms do not conform to the requirements set forth in sections a.1–a.3 and orders not backed by funds as provided in the preceding paragraph will not be accepted for the auction to determine the interest rate on the first coupon.

Upon the end of the submission period for orders for the auction to determine the interest rate on the first coupon, MICEX will prepare a register of the orders received and deliver the register to the Issuer and the Underwriter.

On the basis of an analysis of the orders submitted for the auction, the Issuer will adopt a resolution setting the interest rate on the first coupon and deliver a written copy of the adopted resolution to the Underwriter and MICEX.

1.1.5. The rate of interest on the second, third, fourth, fifth, and sixth (C2, C3, C4, C5, and C6) shall be calculated from the level of inflation for the corresponding one-year period (as defined below). The level of inflation shall be determined on the basis of the Consumer Price Index for Russia calculated monthly by the RF State Statistics Committee in accordance with RF State Statistics Committee Resolution No. 23 of March 25, 2002, as a percentage relative to the same month of the preceding year. The interest rate on each of the aforesaid coupons shall be calculated using the following formula:

Cj = (C1 - Inflation 12M1) + Inflation 12Mj,

where

Cj = the interest rate for the jth coupon in percent per annum, j = 2, 3, 4, 5, 6;

C1 = interest rate of the first coupon, in percent per annum;

Inflation 12M1 = the CPI calculated by the RF State Statistics Committee for the calendar month ening no later than 45 days before the date of placement of the Bonds, as a percentage relative to the same month of the preceding year, minus 100%;

Inflation 12Mj  =  the CPI calculated by the RF State Statistics Committee for the calendar month ending no later than 45 days before the start date of the jth coupon period, as a percentage relative to the same month of the preceding year, minus 100%;

(C1 - Inflation 12M1) = the inflation premium calculated after determination of the interest rate on the first coupon to a precision of 1/100 (one-hundredth) of one percent;

The CPI is provided by the RF State Statistics Committee upon request. The CPI will be published on the website of Troika Dialog Investment Company (www.troika.ru) 10 days before the start of the respective coupon period.

If a negative value for Cj is obtained from the formula specified above, Cj shall be taken as equal to zero; if the obtained value of Cj is greater than 25%, Cj shall be taken as equal to 25%.

If, during the period of circulation of the Bonds, the official procedure for calculating the CPI and the normative act establishing the procedure for calculating the CPI are altered or the CPI is replaced by an index similar in purpose to the CPI, the interest rate for a coupon will be determined using the CPI (or its similar replacement) calculated in accordance with normative acts in force at the time of its calculation.

If information on the CPI is not published by the RF State Statistics Committee and not published on the Internet website of Troika Dialog Investment Company by the date necessary to calculate the interest rate for a coupon (as set forth above), the value of Inflation 12Mj for that coupon shall be taken as equal to the value of Inflation 12Mj for the preceding coupon.

Votes: “FOR” - 11 (eleven) votes; “AGAINST” - none; “ABSTAINED” - none. The resolution was adopted unanimously in the stated wording

2. On the second matter on the agenda: Concerning ratification of a decision to issue securities of Wimm-Bill-Dann Foods Open Joint Stock Company, to be placed on the basis of a resolution of the Board of Directors of Wimm-Bill-Dann Foods Open Joint Stock Company to place interest-bearing nonconvertible bearer bonds, series 01, of Wimm-Bill-Dann Foods Open Joint Stock Company.

2.1. Be it resolved that, on the basis of the resolution of the Board of Directors of WBD Foods OJSC to place Bonds, the Decision to Issue Certificated Interest-Bearing Nonconvertible Bearer Bonds ,Series 01, of Wimm-Bill-Dann Foods Open Joint Stock Company, be approved.

Votes: “FOR” - 11 (eleven) votes; “AGAINST” - none; “ABSTAINED” - none. The resolution was adopted unanimously in the stated wording

3. On the third matter on the agenda: Concerning ratification of the prospectus for securities of Wimm-Bill-Dann Foods Open Joint Stock Company.

3.1. Be it resolved that the Prospectus for Certificated Interest-Bearing Nonconvertible Bearer Bonds, Series 01, of Wimm-Bill-Dann Foods Open Joint Stock Company be approved.

Votes: “FOR” - 11 (eleven) votes; “AGAINST” - none; “ABSTAINED” - none. The resolution was adopted unanimously in the stated wording

4. On the fourth matter on the agenda: Ratification of the sample certificate of interest-bearing nonconvertible bearer bonds, series 01, of Wimm-Bill-Dann Foods Open Joint Stock Company.

4.1. Be it resolved that the sample certificate of interest-bearing nonconvertible bearer bonds, series 01, of Wimm-Bill-Dann Foods Open Joint Stock Company with obligatory centralized storage, to the sum of 1,500,000,000 rubles at face value be ratified.

Votes: “FOR” - 11 (eleven) votes; “AGAINST” - none; “ABSTAINED” - none. The resolution was adopted unanimously in the stated wording

5. On the fifth matter on the agenda: Concerning preparation of documents for state registration of the decision to issue securities and the securities prospectus.

5.1. Be it resolved that the Chairman of the Management board of WBD Foods OJSC, S. A. Plastinin, be instructed to prepare documents for the state registration of the

“Resolution to Issue Certificated Interest-Bearing Nonconvertible Bearer Bonds, Series 01” and the “Prospectus for Certificated Interest-Bearing Nonconvertible Bearer Bonds, Series 01,” and to take actions associated with the state registration of the issue of securities of WBD Foods OJSC.

Votes: “FOR” - 11 (eleven) votes; “AGAINST” - none; “ABSTAINED” - none. The resolution was adopted unanimously in the stated wording

6.              On the sixth matter on the agenda: Concerning approval of transactions involving interested parties.

6.1. For the purposes of fulfilling the formal requirements of the Federal Law “On Joint Stock Companies” in regard to conclusion of transactions in whose completion there is a potential interest, and in view of the absence of an actual conflict of interests, be it resolved that the following transactions be approved:

1. Suretyship guarantee of WBD Foods OJSC to Westfalia Separator GmbH, Germany, on behalf of Timashevsk Dairy OJSC for performance by the latter of its monetary obligations under a contract with Westfalia Separator GmbH, Germany, to the sum of 2,949,180.00 euros (beneficiary: Timashevsk Dairy OJSC);

2. Lianozovo Dairy OJSC (Lessor) will provide to WBD Foods OJSC (Lessee) ,in exchange for rent, temporary use and possession of premises located at: Moscow, Yauzsky bulvar, d. 16/15, and ul. Solyanka, d. 13, str. 2, and Lessee will pay monthly rent in the amount of USD 600 per square meter, including VAT (20%).

Votes: “FOR” - 11 (eleven) votes; “AGAINST” - none; “ABSTAINED” - none. The resolution was adopted unanimously in the stated wording

Representative	R. V. Bolotovsky
by power of attorney dated October 1, 2002, No. 01/10

Date of occurrence of the fact (event, activity):February 03, 2003
Fact (event, activity) code: 1206005A03022003

Type of of meeting: extraordinary

Form of meeting: Remote voting

Deadline for acceptance of ballot papers (date of meeting): January 31, 2003

ISSUES PUT TO A VOTE AND RESULTS OF VOTING THEREON:

I.Be it resolved

1.1       That the charter capital of WBD Foods OJSC be increased by means of placement of additional registered common shares of WBD Foods OJSC.

1.2       That the following basic terms of the issue of additional shares be set:

1.2.1                     Class and type of shares: uncertificated registered common shares (hereinafter “additional shares”);

1.2.2                     Number of additional shares to be placed: 1,350,000 shares with a par value of 20 rubles each;

1.2.3                     Method of placement: closed subscription;

1.2.4                     Procedure for determining the placement price of the additional shares, including the procedure for determining the price of additional shares placed with shareholders enjoying a preferential right to acquire them: the placement price shall be determined by the Board of Directors of WBD Foods OJSC no later than 2 weeks before the date of placement of the additional shares, on the basis of their market value.

1.2.5                     Form of payment: the additional shares shall be paid for in cash;

1.2.6                     Circle of persons and entities among which the additional shares are intended to be placed: the additional shares are intended to be placed with WBD ESOP, Limited and with shareholders of WBD Foods OJSC who voted against or did not participate in voting on the matter of placement of additional shares by closed subscription and have exercised their preferential right to acquire additional shares in accordance with article 40 of the Federal Law “On Joint Stock Companies.”

1.3.    That a resolution approving a transaction for placement of 1,350,000 additional shares with WBD ESOP, Limited and payment by WBD ESOP, Limited for the additional shares of WBD Foods OJSC at the placement price.

On the first matter on the agenda 11 ballot papers were received, representing a total of 32 879 227 votes, or 74.73% of the total number of voting shares.

Voting results: “FOR” – 31 521 429 votes; “AGAINST” - none; “ABSTAINED” - 1357798. The resolution was adopted by a majority of votes in the stated wording.

II.On the second matter on agenda be it resolved that:

For the purposes of fulfilling the formal requirements of the Federal Law “On Joint Stock Companies” in regard to conclusion of transactions in whose completion there is a potential interest, and in view of the absence of any actual conflict of interests, be it resolved that the following transactions in whose completion there is an interest be approved:

1.  WBD FOODS OJSC shall grant to debtor (Rubtsov Dairy CJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of  10,200,000 (ten million two hundred thousand) (beneficiary – Rubtsov Dairy CJSC);

2.  WBD FOODS OJSC shall grant to debtor (Vladivostok Dairy OJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of  2,500,000 (two million five hundred thousand) (beneficiary - Vladivostok Dairy OJSC);

3.  WBD FOODS OJSC shall grant to debtor (Children’s Dairy Products Factory OJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of  12,400,000 (twelve million four hundred thousand) (beneficiary - Children’s Dairy Products Factory OJSC);

4.  JSC WBD FOODS OJSC shall grant to debtor (Lianozovo Dairy OJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of 75,500,000 (seventy-five million five hundred thousand) (beneficiary - Lianozovo Dairy OJSC);

5.  JSC WBD FOODS OJSC shall grant to debtor (Nizhniy Novgorod Dairy OJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD

FOODS OJSC at any date shall not exceed the US dollar equivalent of  8,700,000 (eight million seven hundred thousand) (beneficiary - Nizhniy Novgorod Dairy OJSC);

6.  JSC WBD FOODS OJSC shall grant to debtor (Novokuibyshevskmoloko Dairy OJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of 4,300,000 (four million three hundred thousand) (beneficiary - Novokuibyshevskmoloko Dairy OJSC);

7.  JSC WBD FOODS OJSC shall grant to debtor (Roska OJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of  14,200,000 (fourteen million two hundred fifty thousand) (beneficiary - Roska OJSC);

8.  JSC WBD FOODS OJSC shall grant to debtor (Siberian Milk CJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of  24,000,000 (twenty-four million) (beneficiary - Siberian Milk CJSC);

9.  JSC WBD FOODS OJSC shall grant to debtor (Timashevsk Dairy OJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of 47,200,000 (fourty-thousand million two hundred thousand) (beneficiary - Timashevsk Dairy OJSC);

10.  JSC WBD FOODS OJSC shall grant to debtor (Ufamolagroprom Dairy OJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of  1,200,000 (one million two hundred thousand) (beneficiary - Ufamolagroprom Dairy OJSC);

11.  JSC WBD FOODS OJSC shall grant to debtor (Rodniki Valdaya LLC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of  15,000,000 (fifteen million) (beneficiary - Rodniki Valdaya LLC);

12.  JSC WBD FOODS OJSC shall grant to debtor (Tsaritsyno Dairy OJSC) for up to 3 (three) years the returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of  41,500,000 (fourty-one million five hundred thousand) (beneficiary - Tsaritsyno Dairy JSC);

13.  The executor (WBD FOODS OJSC) shall render to the Customer (Lianozovo Dairy OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary – WBD FOODS OJSC, Lianozovo Dairy OJSC>>);

14.  The executor (WBD FOODS OJSC) shall render to the Customer (Tsaritsyno Dairy OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary – WBD FOODS OJSC, Tsaritsyno Dairy OJSC>>);

15.  The executor (WBD FOODS OJSC) shall render to the Customer (Baby Dairy Food  Factory OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary –  WBD FOODS OJSC, Baby Dairy Food  Factory OJSC>>);

16.  The executor (WBD FOODS OJSC) shall render to the Customer (Nizhniy Novgorod Dairy OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary –  WBD FOODS OJSC, Nizhniy Novgorod Dairy OJSC>>);

17.  The executor (WBD FOODS OJSC) shall render to the Customer (Timashevsk Dairy OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary – WBD FOODS OJSC, Timashevsk Dairy OJSC>>);

18.  The executor (WBD FOODS OJSC) shall render to the Customer (Siberian Milk Dairy OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary – WBD FOODS OJSC, Siberian Milk Dairy OJSC>>);

19.  The executor (WBD FOODS OJSC) shall render to the Customer (Vladivostok Dairy OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary – WBD FOODS OJSC, Vladivostok Dairy OJSC>>);

20.  The executor (WBD FOODS OJSC) shall render to the Customer (Karasuksky Milk DCJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary – WBD FOODS OJSC, Karasuksky Milk DCJSC);

21.  The executor (WBD FOODS OJSC) shall render to the Customer (Ufamolagroprom OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary – WBD FOODS OJSC, Ufamolagroprom OJSC>>);

22.  The executor (WBD FOODS OJSC) shall render to the Customer (Kiev City Dairy #3 OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary – WBD FOODS OJSC, Kiev City Dairy #3 OJSC>>);

23.  The executor (WBD FOODS OJSC) shall render to the Customer (Bishketsut OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary – WBD FOODS OJSC, Bishketsut OJSC>>);

24.  The executor (WBD FOODS OJSC) shall render to the Customer (Anninskoye Milk OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary – WBD FOODS OJSC, Anninskoye Milk OJSC>>);

25.  The executor (WBD FOODS OJSC) shall render to the Customer (Rubtsov Dairy CJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary – WBD FOODS OJSC, Rubtsov Dairy CJSC>>);

26.  The executor (WBD FOODS OJSC) shall render to the Customer (Veidelevka Milk OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary – WBD FOODS OJSC, Veidelevka Milk OJSC>>);

27.  The executor (WBD FOODS OJSC) shall render to the Customer (Novokuibyshevskmoloko OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary – WBD FOODS OJSC, Novokuibyshevskmoloko OJSC>>);

28.  The executor (WBD FOODS OJSC) shall render to the Customer (Roska OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary – WBD FOODS OJSC, Roska OJSC>>);

29.  The executor (WBD FOODS OJSC) shall render to the Customer (Gulkevichsky Butter Factory OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary – WBD FOODS OJSC, Gulkevichsky Butter Factory OJSC>>);

30.  The executor (WBD FOODS OJSC) shall render to the Customer (WIMM-BILL-DANN Trading Company CJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary – WBD FOODS OJSC, WIMM-BILL-DANN Trading Company CJSC>>);

31.  The executor (WBD FOODS OJSC) shall render to the Customer (Kharkov Dairy OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary – WBD FOODS OJSC, Kharkov Dairy OJSC>>);

32. The executor (WBD FOODS OJSC) shall render to the Customer (Valdai Springs OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary – WBD FOODS OJSC, Valdai Springs OJSC>>);

33. The executor (WBD FOODS OJSC) shall render to the Customer (Tuimazynsk Dairy OJSC) complex management consulting services, and the Customer shall pay for these services on the basis of the following procedure for determining the cost of such services: from 2 to 10% from the Customer’s profit obtained from its principal activities prior to taxation, but at least 30,000 rubles a month (beneficiary – WBD FOODS OJSC, Tuimazynsk Dairy OJSC>>);

34. WBD Foods OJSC will provide surety to Kommerzbank ZAO on behalf of Tsaritsyno Dairy OJSC performance by latter of its liabilities under a credit agreement with Kommerzbank ZAO to the sum of the credit (10,000,000 USD) and interest thereon (beneficiary: Tsaritsyno Dairy OJSC);

35. WBD FOODS OJSC shall provide surety to CJSC KB Citibank on behalf of OJSC ZDMP for the performance by the latter of its liabilities under a loan agreement with CJSC ING Bank to the sum of the loan of 4,143,227 EUROS and the interest thereon (beneficiary – ZDMP OJSC);

36. WBD Foods OJSC will provide surety to CB Citibank ZAO on behalf of Lianozovo Dairy OJSC performance by the latter of its liabilities under a credit agreement with CB Citibank ZAO to the sum of the credit, 4,137,147 Euros (beneficiary: Lianozovo Dairy OJSC);

37. WBD Foods OJSC will provide surety to CB Citibank ZAO on behalf of Lianozovo Dairy OJSC performance by the latter of its liabilities under a credit agreement with CB Citibank ZAOto the sum of the credit, 3,844,395 Euros (beneficiary: Lianozovo Dairy OJSC);

38. WBD Foods OJSC will provide surety to CB Citibank ZAO on behalf of Timashevsk Dairy OJSC performance by the latter of its liabilities under a credit agreement with CB Citibank ZAO to the sum of the credit, 3,920,957 Euros (beneficiary: Timashevsk Dairy OJSC);

39. WIMM-BILL-DANN Trading Company CJSC shall guarantee the performance by WBD FOODS OJSC (Issuer) of its obligations to pay up the nominal value of Bonds to the holders of documentary interest-bearing bonds with a total nominal value of 1,500,000,000 (One and a half billion) payable to bearer, issued by WBD FOODS OJSC rubles, series 01, and with obligatory centralized registration.

40. WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Anninskoye Milk LLC (Licensee) a non-exclusive license effective in the Russian Federation to use the following trademarks in relation to the goods and services specified in the agreement for the duration of the agreement:

117667 – Wimm-Bill-Dann

117698 - Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 – WIMM-BILL-DANN, is what you want

188686 – WIMM-BILL-DANN is what you want

193409 - Wimm-Bill-Dann

203362 –  VESELYI MOLOCHNIK

221482 – MOLOKO S BOLOSHOI BUKVY

The compensation shall be repaid every month, and is to be determined as follows:

from (0.01% to 10%) plus VAT of the income obtained by selling the Licensee’s products, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

41. WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Bishketsut JSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in Kirgizia in relation to the following goods and services specified in the agreement:

701920 - Wimm-Bill-Dann

768825 – Ryzhii Ap (an image) – a bear cub, with the right hand facing sideways, the left hand pointing, and the right eye squinting

770680 – Ryzhii Ap! (with an orange spiral)

771884 – MAZHITEL

774067 – Frugurt

774817 – Doctor Bifi + an oval with an image of the spectacled doctor

782583 – DESERTINO

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

42.  WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Veidelevky Milk LLC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 – Wimm-Bill-Dann

117698 - Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 – WIMM-BILL-DANN, is what you want

188686 – WIMM-BILL-DANN is what you want

193409 - Wimm-Bill-Dann

203362 – VESELYI MOLOCHNIK

221482 – MOLOKO S BOLOSHOI BUKVY

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

43.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Vitafruct LLC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 – Wimm-Bill-Dann

125261 – WIMM-BILL-DANN, is what you want

125306 – J-7

125307 – J-7, WIMM-BILL-DANN and is what you want with an image of a small animal and oranges

125308 – Dzhei seven

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

44.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Vladivostok Dairy OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 – Wimm-Bill-Dann

117698 - Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 – WIMM-BILL-DANN, is what you want

181323 – Chudo-iogurt

187863 – Bio-Max

188686 – WIMM-BILL-DANN is what you want

193409 - Wimm-Bill-Dann

193717 – shake

195913 – frugurt

198331 – DESERTINO

199639 – AGUSHA

203362 – VESELYI MOLOCHNIK

204651 – Ryzhii Ap image holding a glass of milk in the right hand

204652 – Ryzhii Ap image on the rollers

204653 – Ryzhii Ap! (with an orange spiral)

204654 – Ryzhii Ap – image with a right hand facing sideways, a left hand pointing, and the right eye squinting

205535 – MAGITEL

206874 – Doctor Bifi + an oval with an image of a spectacled doctor

212104 – Chudo-iogurt milk (cherry and bilberry)

219224 – Chudo-iogurt cream (apricot and cherry)

220660 – Chudo-iogurt cream (bilberry and multifruit)

220661 – Chudo-iogurt milk (apricot and apple)

220663 – Chudo-iogurt milk (strawberry and apricot)

220664 – Chudo-iogurt cream (strawberry and apricot)

220764 – AGUSHA, light letters inside an oval against black rectangular background

220836 – RYZHII AP

221482 – MOLOKO S BOLSHOI BUKVY

221754 – Chudo-tvorozhok (cherry)

221755 – Chudo-tvorozhok (strawberry)

221756 – Chudo-tvorozhok (bilberry)

221771 – Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

45.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Grande-V CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 – Wimm-Bill-Dann

125261 – WIMM-BILL-DANN, is what you want

125306 – J-7

125307 – J-7, WIMM-BILL-DANN is what you want with an image of a small animal and oranges

125308 – Dzhei seven

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

46.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Gulkevichsky Butter Factory CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement

117667 – Wimm-Bill-Dann

117698 - Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 – WIMM-BILL-DANN, is what you want

188686 – WIMM-BILL-DANN is what you want

193409 - Wimm-Bill-Dann

203362 – VESELYI MOLOCHNIK

204651 – Ryzhii Ap image with the right hand holding a glass of milk

204652 – Ryzhii Ap image on the rollers

204653 – Ryzhii Ap! (with an orange spiral)

204654 – Ryzhii Ap – image with the right hand facing sideways, the left hand pointing, and the right eye squinting

220836 – RYZHII AP

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

47.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Depsona CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 – Wimm-Bill-Dann

117698 - Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 – WIMM-BILL-DANN, is what you want

125306 – J-7

125308 – Dzhei seven

175317 – Chudo-yagoda

188686 – WIMM-BILL-DANN is what you want

193409 - Wimm-Bill-Dann

204570 – LYUBIMYI SAD

205751 – Wonder-Berry

212353 – J-7

220804 – Fruit drink with mixture of berries on the figure (collection of berries)

220805 – Fruit drink with cherry on the figure

220806 – Fruit drink with cranberry on the figure

220807 – Fruit drink with cranberry + strawberry on the figure

220808 – Fruit drink with raspberry on the figure

221699 – BERENIKA

221700 – BERENIKA

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

48.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to DP Wimm-Bill-Dann Ukraine (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in Ukraine in relation to the following goods and services specified in the agreement:

695113 - J-7, WIMM-BILL-DANN and is what you want with an image of the small animal and oranges

695171 – J-7

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

49 JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Baby Dairy Food  Factory CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 – Wimm-Bill-Dann

117698 - Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 – WIMM-BILL-DANN, is what you want

181323 – Chudo-iogurt

187863 – Bio-Max

188686 – WIMM-BILL-DANN is what you want

193409 - Wimm-Bill-Dann

199639 – AGUSHA

203362 – VESELYI MOLOCHNIK

204651 – Ryzhii Ap image with the right hand holding a glass of milk

204652 – Ryzhii Ap image on the rollers

204653 – Ryzhii Ap! (with an orange spiral)

204654 – Ryzhii Ap – image with the right hand facing sideways, the left hand pointing, and the right eye squinting

220764 – AGUSHA, light letters inside an oval against a black rectangular background

220836 – RYZHII AP

221754 – Chudo-tvorozhok (cherry)

221755 – Chudo-tvorozhok (strawberry)

221756 – Chudo-tvorozhok (bilberry)

221771 – Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

50.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Kiev City Dairy #3 CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in Ukraine in relation to the following goods and services specified in the agreement:

701920 - Wimm-Bill-Dann

768825 – Ryzhii Ap – image with the right hand facing sideways, the left hand pointing, and the right eye squinting

770680 – Ryzhii Ap! (with an orange spiral)

771884 – MAZHITEL

774067 – frugurt

774817 – Doctor Bifi + an oval with an image of a spectacled doctor

782583 – DESERTINO

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

51 JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Lianozovo CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:   117667 – Wimm-Bill-Dann

125261 – WIMM-BILL-DANN, is what you want

125306 – J-7

125307 – J-7, WIMM-BILL-DANN and is what you want with an image of the small animal and oranges

125308 – Dzhei seven

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

52.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Lianozovo Dairy CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement with a right to sublicense thereof:

117667 – Wimm-Bill-Dann

117698 - Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 – WIMM-BILL-DANN, is what you want

181323 – Chudo-iogurt

187863 – Bio-Max

188686 – WIMM-BILL-DANN is what you want

193409 - Wimm-Bill-Dann

193717 – shake

195913 – frugurt

198331 – DESERTINO

199639 – AGUSHA

203362 – VESELYI MOLOCHNIK

204651 – Bear cub Ryzhii Ap image with its right hand holding a glass of milk

204652 – Bear cub Ryzhii Ap image on the rollers

204653 – Ryzhii Ap! (with an orange spiral)

204654 – Ryzhii Ap – bear cub, black and white image with the right hand facing sideways, the left hand pointing, and the right eye squinting

205535 – MAZHITEL

206874 – Doctor Bifi + oval with an image of the spectacled doctor

212104 – Chudo-iogurt milk (cherry u bilberry)

219224 – Chudo-iogurt cream (apricot u cherry)

220660 – Chudo-iogurt cream (bilberry and multifruit)

220661 – Chudo-iogurt milk (apricot and apple)

220663 – Chudo-iogurt milk (strawberry and apricot)

220664 – Chudo-iogurt cream (strawberry and apricot)

220764 – AGUSHA, light letters inside an oval against a black rectangular background

220836 – RYZHII AP

221482 – MOLOKO S BOLSHOI BUKVY

221754 – Chudo-tvorozhok (cherry)

221755 – Chudo-tvorozhok (strawberry)

221756 – Chudo-tvorozhok (bilberry)

221771 – Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

53 JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Lianozovo Dairy CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the states specified in the below certificates of international registration in relation to the following goods and services specified in the agreement with a right to sublicense thereof:

695171 – J-7

696609 - Wimm-Bill-Dann is what you want

701920 - Wimm-Bill-Dann

763867 - Wimm-Bill-Dann is what you want

768825 – Ryzhii Ap – bear cub, black and white image with the right hand facing sideways, the left hand pointing, and the right eye squinting

770680 – Ryzhii Ap! (with an orange spiral)

771884 – MAZHITEL

774067 – frugurt

774817 – Doctor Bifi + oval with an image of the spectacled doctor

782583 – DESERTINO

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

54.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Nizhniy Novgorod Dairy OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 – Wimm-Bill-Dann

117698 - Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 – WIMM-BILL-DANN, is what you want

181323 – Chudo-iogurt

187863 – Bio-Max

188686 – WIMM-BILL-DANN is what you want

193409 - Wimm-Bill-Dann

193717 – shake

195913 – frugurt

198331 – DESERTINO

199639 – AGUSHA

203362 – VESELYI MOLOCHNIK

204651 – Ryzhii Ap image with the right hand holding a glass of milk

204652 – Ryzhii Ap image on the rollers

204653 – Ryzhii Ap! (with an orange spiral)

204654 – Ryzhii Ap – image with the right hand facing sideways, the left hand pointing, and the right eye squinting

205535 – MAZHITEL

206874 – Doctor Bifi + oval with an image of the spectacled doctor

212104 – Chudo-iogurt milk (cherry and bilberry)

219224 – Chudo-iogurt cream (apricot and cherry)

220660 – Chudo-iogurt cream (bilberry and multifruit)

220661 – Chudo-iogurt milk (apricot and apple)

220663 – Chudo-iogurt milk (strawberry and apricot)

220664 – Chudo-iogurt cream (strawberry and apricot)

220764 – AGUSHA, light letters inside an oval against a black rectangular background

220836 – RYZHII AP

221482 – MOLOKO S BOLSHOI BUKVY

221754 – Chudo-tvorozhok (cherry)

221755 – Chudo-tvorozhok (strawberry)

221756 – Chudo-tvorozhok (bilberry)

221771 – Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

55 JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Nectarine LLC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 – Wimm-Bill-Dann

125261 – WIMM-BILL-DANN, is what you want

125306 – J-7

125307 – J-7, WIMM-BILL-DANN and is what you want and an image of the small animal and cut oranges

125308 – Dzhei seven

204570 – LYUBIMYI SAD

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

56.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to  Novokuibyshevskmoloko OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 – Wimm-Bill-Dann

117698 - Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 – WIMM-BILL-DANN is what you want

181323 – Chudo-iogurt

187863 – Bio-Max

188686 – WIMM-BILL-DANN is what you want

193409 - Wimm-Bill-Dann

193717 – shake

195913 – frugurt

198331 – DESERTINO

199639 – AGUSHA

203362 – VESELYI MOLOCHNIK

204651 – Ryzhii Ap image with the right hand holding a glass of milk

204652 – Ryzhii Ap image on the rollers

204653 – Ryzhii Ap! (with an orange spiral)

204654 – Ryzhii Ap – image with the right hand facing sideways, the left hand pointing, and the right eye squinting

205535 – MAZHITEL

206874 – Doctor Bifi + an oval with an image of the spectacled doctor

212104 – Chudo-iogurt milk (cherry and bilberry)

219224 – Chudo-iogurt cream (apricot and cherry)

220660 – Chudo-iogurt cream (bilberry and multifruit)

220661 – Chudo-iogurt milk (apricot and apple)

220663 – Chudo-iogurt milk (strawberry and apricot)

220664 – Chudo-iogurt cream (strawberry and apricot)

220764 – AGUSHA, light letters inside an oval against a black rectangular background

220836 – RYZHII AP

221482 – MOLOKO S BOLSHOI BUKVY

221754 – Chudo-tvorozhok (cherry)

221755 – Chudo-tvorozhok (strawberry)

221756 – Chudo-tvorozhok (bilberry)

221771 – Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

57.   JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to FOODS PRODUCTION CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 – Wimm-Bill-Dann

125261 – WIMM-BILL-DANN, is what you want

125306 – J-7

125307 – J-7, WIMM-BILL-DANN and is what you want with an image of the small animal and oranges

125308 – Dzhei seven

125309 – J-7

134062 – Dr. Fresh

134063 – Dr. Fresh

204570 – LYUBIMYI SAD

204652 – Ryzhii Ap image on the rollers

204653 – Ryzhii Ap! (with an orange spiral)

204654 – Ryzhii Ap – image with the right hand facing sideways, the left hand pointing, and the right eye squinting

220836 – RYZHII AP

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

58.   JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Ramensky Milk CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:    117667 – Wimm-Bill-Dann

125261 – WIMM-BILL-DANN, is what you want

204570 – LYUBIMYI SAD

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

58.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Ramensky Juices LLC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 – Wimm-Bill-Dann

125261 – WIMM-BILL-DANN, is what you want

204570 – LYUBIMYI SAD

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

59.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Roska CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 – Wimm-Bill-Dann

117698 - Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 – WIMM-BILL-DANN, is what you want

181323 – Chudo-iogurt

187863 – Bio-Max

188686 – WIMM-BILL-DANN is what you want

193409 - Wimm-Bill-Dann

193717 – shake

195913 – frugurt

198331 – DESERTINO

199639 – AGUSHA

203362 – VESELYI MOLOCHNIK

204651 – Bear cub Ryzhii Ap image with the right hand holding a glass of milk

204652 – Ryzhii Ap image on the rollers

204653 – Ryzhii Ap! (with an orange spiral)

204654 – Ryzhii Ap – image with the right hand facing sideways, the left hand pointing, and the right eye squinting

205535 – MAZHITEL

206874 – Doctor Bifi + an oval with an image of the spectacled doctor

212104 – Chudo-iogurt milk (cherry and bilberry)

219224 – Chudo-iogurt cream (apricot and cherry)

220660 – Chudo-iogurt cream (bilberry and multifruit)

220661 – Chudo-iogurt milk (apricot and apple)

220663 – Chudo-iogurt milk (strawberry and apricot)

220664 – Chudo-iogurt cream (strawberry and apricot)

220764 – AGUSHA, light letters inside an oval against a black rectangular background

220836 – RYZHII AP

221482 – MOLOKO S BOLSHOI BUKVY

221754 – Chudo-tvorozhok (cherry)

221755 – Chudo-tvorozhok (strawberry)

221756 – Chudo-tvorozhok (bilberry)

221771 – Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

60.   JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Siberian Milk CJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement with the right to sublicense thereof:

117667 – Wimm-Bill-Dann

117698 - Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 – WIMM-BILL-DANN, is what you want

181323 – Chudo-iogurt

187863 – Bio-Max

188686 – WIMM-BILL-DANN is what you want

193409 - Wimm-Bill-Dann

193717 – shake

195913 – frugurt

198331 – DESERTINO

199639 – AGUSHA

203362 – VESELYI MOLOCHNIK

204651 – Ryzhii Ap image with the right hand holding a glass of milk

204652 – Ryzhii Ap image on the rollers

204653 – Ryzhii Ap! (with an orange spiral)

204654 – Ryzhii Ap – image with the right hand facing sideways, the left hand pointing, and the right eye squinting

205535 – MAZHITEL

206874 – Doctor Bifi + an oval with an image of the spectacled doctor

212104 – Chudo-iogurt milk (cherry and bilberry)

219224 – Chudo-iogurt cream (apricot and cherry)

220660 – Chudo-iogurt cream (bilberry and multifruit)

220661 – Chudo-iogurt milk (apricot and apple)

220663 – Chudo-iogurt milk (strawberry and apricot)

220664 – Chudo-iogurt cream (strawberry and apricot)

220764 – AGUSHA, light letters inside an oval against a black rectangular background

220836 – RYZHII AP

221482 – MOLOKO S BOLSHOI BUKVY

221754 – Chudo-tvorozhok (cherry)

221755 – Chudo-tvorozhok (strawberry)

221756 – Chudo-tvorozhok (bilberry)

221771 – Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

61.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Siberian Milk OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the states specified in the below certificates of international registration in relation to the following goods and services specified in the agreement with a right to sublicense thereof:

701920 - Wimm-Bill-Dann

768825 – Ryzhii Ap – image with the right hand facing sideways, the left hand pointing, and the right eye squinting

770680 – Ryzhii Ap! (with an orange spiral)

771884 – MAZHITEL

774067 – frugurt

774817 – Doctor Bifi + an oval with an image of a spectacled doctor

782583 – DESERTINO

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

62 JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Siberian Juices LLC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 – Wimm-Bill-Dann

125261 – WIMM-BILL-DANN, is what you want

125306 – J-7

125307 – J-7, WIMM-BILL-DANN u is what you want with an image of the small animal and oranges

125308 – Dzhei seven

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

63.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Timashevsk Dairy OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement with the right to sublicense thereof:

117667 – Wimm-Bill-Dann

117698 - Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 – WIMM-BILL-DANN, is what you want

181323 – Chudo-iogurt

187863 – Bio-Max

188686 – WIMM-BILL-DANN is what you want

193409 - Wimm-Bill-Dann

193717 – shake

195913 – frugurt

198331 – DESERTINO

199639 – AGUSHA

203362 – VESELYI MOLOCHNIK

204651 – Ryzhii Ap image with the right hand holding a glass of milk

204652 – Ryzhii Ap image on the rollers

204653 – Ryzhii Ap! (with an orange spiral)

204654 – Ryzhii Ap – image with the right hand facing sideways, the left hand pointing, and the right eye squinting

205535 – MAZHITEL

206874 – Doctor Bifi + an oval with an image of a spectacled doctor

212104 – Chudo-iogurt milk (cherry and bilberry)

219224 – Chudo-iogurt cream (apricot and cherry)

220660 – Chudo-iogurt cream (bilberry and multifruit)

220661 – Chudo-iogurt milk (apricot and apple)

220663 – Chudo-iogurt milk (strawberry and apricot)

220664 – Chudo-iogurt cream (strawberry and apricot)

220764 – AGUSHA, light letters inside an oval against a black rectangular background

220836 – RYZHII AP

221482 – MOLOKO S BOLSHOI BUKVY

221754 – Chudo-tvorozhok (cherry)

221755 – Chudo-tvorozhok (strawberry)

221756 – Chudo-tvorozhok (bilberry)

221771 – Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

64 JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Timashevsk Dairy OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the states specified in the below certificates of international registration in relation to the following goods and services specified in the agreement with a right to sublicense thereof:

695171 – J-7

696609 - Wimm-Bill-Dann is what you want

701920 - Wimm-Bill-Dann

763867 - Wimm-Bill-Dann is what you want

768825 – Ryzhii Ap – image with the right hand facing sideways, the left hand pointing, and the right eye squinting

770680 – Ryzhii Ap! (with an orange spiral)

771884 – MAZHITEL

774067 – frugurt

774817 – Doctor Bifi + an oval with an image of a spectacled doctor

782583 – DESERTINO

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

65.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Ufamolagroprom OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 – Wimm-Bill-Dann

117698 - Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 – WIMM-BILL-DANN, is what you want

181323 – Chudo-iogurt

187863 – Bio-Max

188686 – WIMM-BILL-DANN is what you want

193409 - Wimm-Bill-Dann

193717 – shake

195913 – frugurt

198331 – DESERTINO

199639 – AGUSHA

203362 – VESELYI MOLOCHNIK

204651 – Ryzhii Ap image with the right hand holding a glass of milk

204652 – Ryzhii Ap image on the rollers

204653 – Ryzhii Ap! (with an orange spiral)

204654 – Ryzhii Ap – image with the right hand facing sideways, the left hand pointing, and the right eye squinting

205535 – MAZHITEL

206874 – Doctor Bifi + an oval with an image of a spectacled doctor

212104 – Chudo-iogurt milk (cherry and bilberry)

219224 – Chudo-iogurt cream (apricot and cherry)

220660 – Chudo-iogurt cream (bilberry and multifruit)

220661 – Chudo-iogurt milk (apricot and apple)

220663 – Chudo-iogurt milk (strawberry and apricot)

220664 – Chudo-iogurt cream (strawberry and apricot)

220764 – AGUSHA, light letters inside an oval against a black rectangular background

220836 – RYZHII AP

221482 – MOLOKO S BOLSHOI BUKVY

221754 – Chudo-tvorozhok (cherry)

221755 – Chudo-tvorozhok (strawberry)

221756 – Chudo-tvorozhok (bilberry)

221771 – Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

66.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Fructola LLC (Licensee) for the duration of the agreement a non-

exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 – Wimm-Bill-Dann

125261 – WIMM-BILL-DANN, is what you want

125306 – J-7

125307 – J-7, WIMM-BILL-DANN and is what you want with an image of the small animal and oranges

125308 – Dzhei seven

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

67.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Fruit Rivers LLC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement:

117667 – Wimm-Bill-Dann

125261 – WIMM-BILL-DANN, is what you want

125306 – J-7

125307 – J-7, WIMM-BILL-DANN and is what you want with an image of the small animal and oranges

125308 – Dzhei seven

134062 – Dr. Fresh

134063 – Dr. Fresh

175317 – Chudo-yagoda

204570 – LYUBIMYI SAD

204652 – Ryzhii Ap image on the rollers

204653 – Ryzhii Ap! (with an orange spiral)

204654 – Ryzhii Ap – image with the right hand facing sideways, the left hand pointing, and the right eye squinting

205751 – Wonder-Berry

212353 – J-7

220804 – Fruit drink with a mixture of berries on the figure (collection of berries)

220805 – Fruit drink with cherry on the figure

220806 – Fruit drink with cranberry on the figure

220807 – Fruit drink with cranberry + strawberry on the figure

220808 – Fruit drink with raspberry on the figure

220836 – RYZHII AP

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

68.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Kharkov Dairy OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in Ukraine in relation to the following goods and services specified in the agreement:

701920 - Wimm-Bill-Dann

768825 – Ryzhii Ap – image with the right hand facing sideways, the left hand pointing, and the right eye squinting

770680 – Ryzhii Ap! (with an orange spiral)

771884 – MAZHITEL

774067 – frugurt

774817 – Doctor Bifi + an oval with an image of the spectacled doctor

782583 – DESERTINO

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

69.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Tsaritsyno Dairy (TSNK) OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the Russian Federation in relation to the following goods and services specified in the agreement with the right to sublicense thereof:

117667 – Wimm-Bill-Dann

117698 - Wimm-Bill-Dann and an image of the outline of the small animal with a fluffy tail

125261 – WIMM-BILL-DANN, is what you want

181323 – Chudo-iogurt

187863 – Bio-Max

188686 – WIMM-BILL-DANN is what you want

193409 - Wimm-Bill-Dann

193717 – shake

195913 – frugurt

198331 – DESERTINO

199639 – AGUSHA

203362 – VESELYI MOLOCHNIK

204651 – Ryzhii Ap image with the right hand holding a glass of milk

204652 – Ryzhii Ap image on the rollers

204653 – Ryzhii Ap! (with an orange spiral)

204654 – Ryzhii Ap – image with the right hand facing sideways, the left hand pointing, and the right eye squinting

205535 – MAZHITEL

206874 – Doctor Bifi + an oval with an image of the spectacled doctor

212104 – Chudo-iogurt milk (cherry and bilberry)

219224 – Chudo-iogurt cream (apricot and cherry)

220660 – Chudo-iogurt cream (bilberry and multifruit)

220661 – Chudo-iogurt milk (apricot and apple)

220663 – Chudo-iogurt milk (strawberry and apricot)

220664 – Chudo-iogurt cream (strawberry and apricot)

220764 – AGUSHA, light letters inside an oval against a black rectangular background

220836 – RYZHII AP

221482 – MOLOKO S BOLSHOI BUKVY

221754 – Chudo-tvorozhok (cherry)

221755 – Chudo-tvorozhok (strawberry)

221756 – Chudo-tvorozhok (bilberry)

221771 – Frugurt (pineapple and musk melon)

The compensation shall be paid every month, and is to be determined as follows:

from (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

70.  JSC WBD FOODS OJSC (Licensor) shall, for the compensation paid by the Licensee to the Licensor, grant to Tsarisyno Dairy (TSMK) OJSC (Licensee) for the duration of the agreement a non-exclusive license to use the following trademarks in the states specified in the below certificates of international registration in relation to the following goods and services specified in the agreement with a right to sublicense thereof:

695171 – J-7

696609 - Wimm-Bill-Dann is what you want

701920 - Wimm-Bill-Dann

763867 - Wimm-Bill-Dann is what you want

768825 – Ryzhii Ap – image with the right hand facing sideways, the left hand pointing, and the right eye squinting

770680 – Ryzhii Ap! (with an orange spiral)

771884 – MAZHITEL

774067 – frugurt

774817 – Doctor Bifi + an oval with an image of the spectacled doctor

782583 – DESERTINO

The compensation shall be paid every month, and is to be determined as follows:

From (0.01% to 10%) and VAT of the Licensee’ products realization income, but at least 120 rubles, including VAT (20%).

Sales figures shall be determined exclusive of VAT.

On the second matter on the agenda 2 ballot papers were received, representing a total of votes, or 100% of the total number of voting shares.

Voting results: “FOR” – 1910178 votes; “AGAINST” - none; “ABSTAINED” - none. The resolution was adopted unanimously in the stated wording.

III.

Be it resolved that the new version of the bylaw “On the Board of Directors of WBD Foods OJSC” of WBD Foods OJSC be ratified.

On the third matter on the agenda 11 ballot papers were received, representing a total of 32 879 227 votes, or 74.73% of the total number of voting shares.

Voting results: “FOR” – 31 521 429 votes; “AGAINST” - none; “ABSTAINED” - 1357798. The resolution was adopted by a majority of votes in the stated wording.

Representative	R. V. Bolotovsky
by power of attorney dated October 1, 2002, No. 01/10

Date of occurrence of the fact (event, activity): March 4, 2003
Code: 0306005A04032003

The shareholder’s surname, given name, patronymic: Timokhins Alexanders

Share in the charter capital before the change: 6.943%

Share in the charter capital after the change: 0%

Effective date of the change in the charter capital: March 4, 2003

Representative	R. V. Bolotovsky
by power of attorney dated October 1, 2002, No. 01/10

Date of occurrence of the fact (event, activity): March 4, 2003
Code: 0506005A04032003

The shareholder’s surname, given name, patronymic: Timokhins Alexanders

Share in the charter capital before the change: 6.943%

Share in the charter capital after the change: 0%

Effective date of the change in the charter capital: March 4, 2003

Representative	R. V. Bolotovsky
by power of attorney dated October 1, 2002, No. 01/10

Date of occurrence of the fact (event, activity): March 11, 2003
Code: 1306005A11032003

Place of preparation of the minutes: Moscow

Date of preparation of the minutes: March,11, 2003

Form of the meeting: adoption of resolutions by remote voting (by poll)

Quantitative composition of the Board of Directors of Wimm-Bill-Dann Foods Open Joint Stock Company (hereinafter “WBD Foods OJSC”): 11 (eleven) persons.

The quorum and voting results at this meeting are determined taking into account the written opinions of members of the Board of Directors of WBD Foods OJSC received by WBD Foods no later than 24:00 (Moscow time), March, 08, 2003.

At the date of preparation of the minutes, 10 (ten) members of the Board of Directors had participated in voting: Guy de Selliers, M. V. Dubinin,  S. A. Plastinin, V. A. Tutelyan, V. N. Sherbak, D. Iakobachvili, E. G. Yasin, E. Linwood Tipton, Michael O’Neill and J. B. Mark Mobius. The meeting was quorate.

ISSUES PUT TO A VOTE AND RESULTS OF VOTING THEREON:

1. On the first matter of the agenda: Concerning approval of interested party transactions.

1.1. For the purposes of fulfilling the formal requirements of the Federal Law “On Joint Stock Companies” in regard to conclusion of transactions in whose completion there is a potential interest, and in view of the absence of an actual conflict of interests, be it resolved that the following transactions be approved:

1. WBD Foods OJSC hereby provides a  guarantee to “Hassia Verpackungsmashinen GmbH”, Germany, for Siberian Milk OJSC in meeting its liabilities under  the delivery of equipment  agreement by “Hassia Verpackungsmashinen GmbH”, Germany  for Euro 958 466 (beneficiary – Siberian Milk OJSC).

When determining the results of voting on this matter, the votes of members of the Board of Directors without an interest in the transactions were take into account: Guy de Selliers, V. A. Tutelyan, V. N. Sherbak, E. G. Yassin, E. Linwood Tipton, Michael O’Neill, and J. B. Mark Mobius.

Votes: “FOR” - 7 (seven) votes; “AGAINST” - none; “ABSTAINED” - none. The resolution was adopted unanimously in the stated wording.

1.2. For the purposes of fulfilling the formal requirements of the Federal Law “On Joint Stock Companies” in regard to conclusion of transactions in whose completion there is a potential interest, and in view of the absence of an actual conflict of interests, be it resolved that the following transactions be approved:

1. WBD Foods OJSC hereby provides a  guarantee to CITIBANK for Lianozovo Dairy OJSC in meeting its liabilities under loan agreement with CITIBANK for RUR 210 000 000 + interest (beneficiary - Lianozovo Dairy OJSC)

Votes: “FOR” - 10 (ten) votes; “AGAINST” - none; “ABSTAINED” – none.

The resolution was adopted unanimously in the stated wording.

2.  On the second matter on the agenda:  Concerning determination of the market value of the property in connection with the major transaction.

2.1. Since obtaining by the Company of a loan from UBS Luxembourg S.A. as part of the Company’s participation in the issue and placement of eurobonds will entail the performance by the Company of a major transaction, be it resolved that the terms of the Company’s participation in the issue and placement of eurobonds, including the terms of the draft Loan Agreement, the draft Subscription Agreement, the draft Trustee Costs Reimbursement Agreement and the draft Paying Agent Costs Reimbursement Agreement, comply with market conditions.

Votes: “FOR” - 9 (nine) votes; “AGAINST” – 1 (one) vote (Guy de Selliers); “ABSTAINED” – none. The resolution was adopted by majority of votes in the stated wording.

3. On the third matter of the agenda : Calling an extraordinary general shareholders meeting.

Be it resolved:

3.1.                            That an extraordinary general meeting of shareholders be called on the initiative of the Company’s Board of Directors.

3.2.                            That the following terms and procedure for holding the extraordinary general meeting of shareholders of the Company be approved:

3.2.1.                  Form of the meeting: remote voting;

3.2.2.                  Deadline for receipt of ballot papers: April,24, 2003, by 24:00 Moscow time;

3.2.3.                  Postal address to which completed ballot papers are to be sent: 109028, Russian Federation, Moscow, Yauzsky boulevard, d. 16/15, room 306.

3.3.                            That the date of compilation of the list of persons entitled to participate in the extraordinary general meeting of shareholders of the Company be set at March,23, 2003 (at the end of the registrar’s business day).

3.4.                            That the following procedure for giving notice of the extraordinary general meeting of shareholders be established: no later than 20 days before the deadline for receipt of ballot papers, a notice of the extraordinary general meeting of shareholders of the Company shall be sent, by registered letter or delivery against signature, to each person specified in the list of persons entitled to participate in the general meeting of shareholders and also be published in the Wall Street Journal (New York, USA).

3.5.                            That ballot papers for voting on matters on the agenda and materials on the agenda matters be sent, along with the notice of the extraordinary general meeting of shareholders, by registered letter or delivery against signature, to each person specified in the list of persons entitled to participate in the general meeting of shareholders.

Votes: “FOR” - 10 (ten) votes; “AGAINST” - none; “ABSTAINED” – none.

The resolution was adopted unanimously in the stated wording.

4. On the fourth matter of the agenda: Including the matter concerning approval of a major transaction to the agenda of the extraordinary general shareholders meeting.

4.1. For the purpose of complying with the requirements of the Federal Law “On Joint Stock Companies” with respect to conclusion of major transactions, a major transaction comprising the following interrelated transactions shall be approved:

1.                                      Loan Agreement between the Company and UBS Luxembourg S.A. (or any other bank appointed by UBS Luxembourg S.A. on the basis of consultations with the Company) (the “Creditor Bank”), under which (a) the Creditor Bank agrees to extend a loan to the Company in an amount equal to the proceeds of the offering of the Notes (the “Notes”) to be carried out by the Creditor Bank pursuant to the Subscription Agreement referred to in Item 2 below, and the Company agrees to make periodic payments of interest on the loan and to repay the principal amount of the loan at maturity or at an earlier date if required under the terms of the Loan Agreement; it being understood that such payments under the Loan Agreement shall be made in accordance with the principal repayment and interest payment provisions set forth in the terms and conditions of the Notes; (b) the Company undertakes to make certain other payments provided for in the Loan Agreement; and (c) the Company shall provide certain representations and warranties and undertake indemnities with respect to, and in order to facilitate, the transactions contemplated by the Loan Agreement.  The loan amount to be provided to the Company by the Creditor Bank under the Loan Agreement shall be between [100 (one hundred)] million U.S. dollars and [250 (two hundred and fifty)] million U.S. dollars, depending on the market conditions prevailing at the time the Notes are offered.  The interest rate shall be determined by the Company’s duly authorized representatives in the person of the Chairman of the Executive Committee and/or the Chief Financial Director of the Company on the basis of consultations with UBS AG or its affiliates, depending on the market terms in the international capital markets available to Russian borrowers with similar credit ratings at the time the Notes are offered.  The loan under the Loan Agreement shall be extended for a period not in excess of 5 (five) years.

2.                                      Subscription Agreement between the Company and the Creditor Bank, UBS AG or a company appointed by UBS AG, and the co-managers (or the affiliated companies of such co-managers) (UBS AG and the co-managers together, the “Underwriting Banks”), under which (a) the Creditor Bank as Issuer undertakes to issue and sell, and the Underwriting Banks as Initial Purchasers undertake to subscribe and pay for (or procure subscription and payment for), the Notes with a nominal value equal to the amount of the loan under the Loan Agreement, subject to fulfillment of the certain conditions precedent set forth in the Subscription Agreement, and (b) the Company provides certain representations and warranties and undertakes indemnities with respect to, and in order to facilitate, the transactions contemplated by the Subscription Agreement.

3.                                      Deed of Indemnity between the Company and the Trustee pursuant to which the Company (a) indemnifies the Trustee (to be appointed by UBS AG or any other UBS Warburg Group bank) in respect of certain costs and expenses incurred or that may be incurred by the Trustee in connection with the transaction contemplated by the Deed of Indemnity; and (b) assumes certain other undertakings for the benefit of the Trustee as contemplated by the Deed of Indemnity.

4.                                      Deed of Indemnity between the Company and the Paying Agent pursuant to which the Company (a) indemnifies the Paying Agent (to be appointed by UBS AG or any other UBS Warburg Group bank) in respect of certain costs and expenses incurred or that may be incurred by the Paying Agent in connection with the transaction contemplated by the Deed of Indemnity; and (b) assumes certain other undertakings for the benefit of the Paying Agent as contemplated by the Deed of Indemnity.

4.2.  That the following agenda of an extraordinary general meeting of shareholders be approved:

4.2.1.  Approval of a major transaction.

Votes: “FOR” - 9 (nine) votes; “AGAINST” – 1 (one) vote (J.B. Mark Mobius); “ABSTAINED” – none. The resolution was adopted by majority of votes in the stated wording.

5.  On the fifth matter of the agenda: Approval of the agenda for the extraordinary general meeting of shareholders.

Be it resolved:

5.1.          That the following agenda of an extraordinary general meeting of shareholders be approved:

5.1.1.  Approval of a major transaction.

5.2.          That the form and text of the ballot paper be approved (Supplement # 1)

5.3.That the text of the notice of the extraordinary general meeting of shareholders be approved (Supplement # 2).

Votes: “FOR” - 10 (ten) votes; “AGAINST” - none; “ABSTAINED” – none.

The resolution was adopted unanimously in the stated wording.

6. On the sixth matter of the agenda: Concerning approval of a decision to issue securities of Wimm-Bill-Dann Foods OJSC, to be placed on the basis of a resolution of the General Shareholders’ Meeting of Wimm-Bill-Dann Foods OJSC to increase its charter capital by placing additional ordinary registered shares of Wimm-Bill-Dann Foods OJSC by closed subscription.

6.1. Be it resolved that, on the basis of a resolution of the General Shareholders’ Meeting of Wimm-Bill-Dann Foods OJSC (Minutes No. 03-02 of February 3, 2003), the Decision to Issue Securities of Wimm-Bill-Dann Foods OJSC be approved.

Votes: “FOR” - 10 (ten) votes; “AGAINST” - none; “ABSTAINED” – none.

The resolution was adopted unanimously in the stated wording.

43. Data on Re-organization of the Issuer, Its Associated and Dependent Companies.

OJSC “WBD FOODS” was created as a result of re-organization of “WBD FOODS LLC”, based on the decision on re-organization made by the general meeting of participants of “WBD FOODS LLC”. Re-organization was performed by exchanging shares of participants of “WBD FOODS LLC” for the stock of OJSC “WBD FOODS”.

44. Additional Material General Information on the Issuer.

No additional material information on the Issuer.

B. DATA ON THE ISSUER’S FINANCIAL AND ECONOMIC ACTIVITY

45. Annual Financial Reports for the Past Three Fiscal Years.

See Attachment.

46. Issuer’s Financial Reports for the Reporting Period.

See Attachment.

47. Facts Leading to Increase or Decrease of the Issuer’s Assets by Over 10 Percent in the Reporting Quarter.

None

Value of the Issuer’s assets at the last day of the quarter preceding the reporting quarter:

6 100 081 thousand rubles

Value of the Issuer’s assets at the last day of the reporting quarter: 6 362 197 thousand rubles

Facts Leading to Increase or Decrease of the Issuer’s Assets by Over 10 Percent in the 4th Quarter of Last Year

None.

Value of the Issuer’s assets at the last day of the 3rd quarter of last year: 6 018 360 thousand rubles

Value of the Issuer’s assets at the last day of the 4th quarter of last year: 6 100 081 thousand rubles

48. Facts Leading to Increase or Decrease of the Issuer’s Profits (Loss) in the Reporting Quarter by Over 20 Percent Compared to the Previous Quarter.

None

Issuer’s profits (losses) in the quarter preceding the reporting quarter: 75 819 thousand rubles

Issuer’s profits (losses) in the reporting quarter: 68 921 thousand rubles

Facts Leading to Increase or Decrease of the Issuer’s Profits (Loss) in the 4th Quarter of Last Year by Over 20 Percent Compared to the 3rd Quarter of Last Year

None

Issuer’s profits (losses) in the 3rd quarter of last year: 74 005 thousand rubles

Issuer’s profits (losses) in the 4th quarter of last year: 75 819 thousand rubles

49. Data on the Creation and Use of Issuer’s Reserve and Other Special Funds.

None

50. Issuer’s Deals in the Reporting Period, Equal to or Exceeding 10 Percent of the Issuer’s Assets as of the End of the Previous Quarter.

50.1 Date of concluding the transaction: February 3, 2003

Object and description of the transaction: The issuer acquires additional ordinary registered shares of Lianozovo Dairy OJSC

Overall amount (value) of funds received (spent) by the issuer under the transaction: 206 000 Thousand Rubles

Share of the amount (value) of funds received (spent) by the issuer under the transaction, in issuer’s assets: 3.24%

Partners and beneficiaries under the transaction:

50.1.1 Name: Lianozovo Dairy OJSC

Postal address: 108A, Dmitrovskoye Shosse, Moscow, 127591

Phone: 105-58-05

Fax: 105-58-05

Persons being interested in effecting the aforesaid transaction as per Russian Federation legislation:

M.I. Vishnyakov

M.V. Dubinin

V.Y. Yevdokimov

S.A. Plastinin

A.S. Orlov

G.A. Yushvayev

D. Yakobashvili

Ye.L. Yaroslavsky

Issuer’s Authorized Body, which adopted the resolution on giving consent for concluding the transaction: General Meeting of Shareholders

Date of adopting the resolution on giving consent for concluding the transaction: May 31, 2002

50.2 Date of concluding the transaction: February 4, 2003

Object and description of the transaction: The issuer grants a repayable (revolving) loan to Tsaritsino Dairy OJSC for the period of up to 3 years

Overall amount (value) of funds received (spent) by the issuer under the transaction: 340 103 Thousand Rubles

Share of the amount (value) of funds received (spent) by the issuer under the transaction, in issuer’s assets: 5.35%

Partners and beneficiaries under the transaction:

50.2.1 Name: Tsaritsino Dairy OJSC

Postal address:, 6, 1st Varshavsky Proyezd, Moscow, 115201

Phone: 119-85-24

Fax: 113-61-47

Persons being interested in effecting the aforesaid transaction as per Russian Federation legislation:

M.I. Vishnyakov

M.V. Dubinin

V.Y. Yevdokimov

S.A. Plastinin

A.S. Orlov

G.A. Yushvayev

D. Yakobashvili

Ye.L. Yaroslavsky

Issuer’s Authorized Body, which adopted the resolution on giving consent for concluding the transaction: General Meeting of Shareholders

Date of adopting the resolution on giving consent for concluding the transaction: February 3, 2003

50.3 Date of concluding the transaction: February 5, 2003

Object and description of the transaction: The issuer grants a repayable (revolving) loan to Fructoviye Reki LLC for the period of up to 3 years

Overall amount (value) of funds received (spent) by the issuer under the transaction: 392 041 Thousand Rubles

Share of the amount (value) of funds received (spent) by the issuer under the transaction, in issuer’s assets: 6.16%

Partners and beneficiaries under the transaction:

50.3.1 Name: Fructoviye Reki LLC

Postal address: Office 8, 2nd Floor, Building 2, House 8/10, Bryusov Per., Moscow, 103009

Phone: 905-40-01

Fax: 905-40-01

Persons being interested in effecting the aforesaid transaction as per Russian Federation legislation:

None

Issuer’s Authorized Body, which adopted the resolution on giving consent for concluding the transaction: Board of Directors

Date of adopting the resolution on giving consent for concluding the transaction: December 11, 2002

51. Data on the Use of Funds Raised by the Issuer as a Result of Placing Issued Securities.

51.1 State registration number of the issue: 1-02-06005-A

Date of state registration of the issue: October 30, 2001

Total amount (value) of funds contributed in payment for securities as at the last day of the reporting period: 2,326,204,885 thousand rubles

Total (value) of funds used in the reporting period for each of the main areas of use:

Acquisition of interests (shares) in the charter capital of commercial organizations being affiliated companies of the Issuer – 278 700 thousand rubles

Provision of loans to affiliated companies of the issuer and to the Companies not being affiliated companies of the issuer but whose primary activities are the production and sale of dairy products, juices, and beverages – 185 300 thousand rubles

Total (value) of funds used in the reporting period: 464 000 thousand rubles.

52. Borrowed Assets Received by the Issuer and Its Associated Companies in the Reporting Quarter

Data on the Issuer’s Borrowed Assets as of the End of the Reporting Quarter:

Item Name	Balance at Year Beginning (Thousand rubles)	Received (Thousand rubles)	Paid (Thousand rubles)	Balance at the End of Reporting Quarter (Thousand rubles)
Long-term Bank Credits	—	—	—	—
including past-due	—	—	—	—
Other Long-term Loans	—	—	—	—
including past-due	—	—	—	—
Short-term Bank Credits	—	50 000	50 000	—
including past-due	—	—	—	—
Employee Bank Credits	—	—	—	—
including past-due	—	—	—	—
Other Short-term Loans	—	160 000	—	160 000
including past-due	—	—	—	—

53. Accounts Payables and Receivables of the Issuer and Its Associated Companies for the Reporting Period.

Data on the Issuer’s Accounts Payables and Receivables as of the End of the Reporting Quarter:

Item Name	Balance at Year Beginning (Thousand rubles)	Received (Thousand rubles)	Paid (Thousand rubles)	Balance at the End of Reporting Quarter (Thousand rubles)
1) Accounts Receivables:
short-term	390 816	1 009 909	1 075 840	324 861
including past-due	—	—	—	—
including over 3 months	—	—	—	—
including by:
long-term	—	—	—	—
including past-due	—	—	—	—
including over 3 months	—	—	—	—
including by:
2) Accounts Payables:
short-term	9 948	1 109 137	1 076 426	42 635
including past-due	—	—		—
including over 3 months	—	—		—
including by:
long-term	—	—		—
including past-due	—	—		—
including over 3 months	—	—		—
including by:
Guarantees:
received	—	103 096	50 000	53 096
including third parties	—	—	—	—
including by:
issued	1 320 743	319 882	87 353	1 553 272
including third parties	—		—	—
including by:
3) Bill Movement:
Issued Bills	—	—	—	—
including past-due	—	—	—	—
including by:
Received Bills	—	—	—	—
including past-due	—	—	—	—
including by:

54. Issuer’s Financial Investments.

Data on the Issuer’s Financial Investments as of the End Date of the Reporting Period:

Item Name	Investment Amount as of the End of Reporting Quarter (Thousand rubles)
	Short-term (under 1 year)	Long-term (over 1 year)	Total
Investments in Russian Government notes	—	—	—
Investments in regional government notes	—	—	—
Investments in local government notes	—	—	—
Investments in shares of other organizations	—	2 474 571	2 474 571
Investments in bonds and other debt instruments	—	—	—
Other loans granted	2 410 918	963 382	3 374 300

Investments in the Issuer’s associated companies	—	—	—
Investments in the Issuer’s dependent companies	—	—	—

Financial Investments In Organization Liquidated In Accordance with Russian Legal Procedure

Organization Name	Liquidation date	Authority Which Made the Decision of Liquidation	Investment Amount (Thousand rubles)
Total			—

Financial Investments In Organization Considered Bankrupt In Accordance with Russian Legal Procedure

Organization Name	Liquidation date	Authority Which Made the Decision of Liquidation	Investment Amount (Thousand rubles)
Total			—

Issuer’s Assets as of the End Date of the Reporting Period (Thousand rubles)			6 362 197

Financial Investments in Organization Constituting 10 or More Percent of the Issuer’s Assets as of the End Date of the Reporting Quarter

Organization Name	Investment Amount (Thousand rubles)	Share of Assets
OJSC Lianozovo Dairy	783 829	12.320099%
OJSC Tsaritsino Dairy	669 399	10.505789%
Total	1,119,308	22.825889%

55. Other Material Information on the Issuer’s Financial and Economic Activity

There is no other material information on the Issuer’s financial and economic activity.

C. DATA ON THE ISSUER’S SECURITIES

56. Data on the Issuer’s Shares.

Issue Number: 1

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 35,000,000

Total Issue Amount: 700,000,000

Data on the Issue State Registration:

Date of Registration: 15.06.2001

Registration Number: 1-01-06005-A

Body of State Registration: Regional Office of the Federal Securities Commission of Russia in the Central Federal Region

Offering Method: Exchange at re-organization

Offering Period: 31.05.2001 to 31.05.2001

Present Issue State: Offering complete

Number of Placed Securities in Accordance with the Registered Report of the Issue: 35,000,000

Data on the State Registration of the Report of the Issue:

Registration Date: 15.06.2001

Body of State Registration: Regional Office of the Federal Securities Commission of Russia in the Central Federal Region

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

Shares of this issue are not traded

Additional Information on the Issue Securities:

No additional material information on the issue securities.

Issue Number: 2

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 9,000,000

Total Issue Amount: 180,000,000

Data on the Issue State Registration:

Date of Registration: 30.10.2001

Registration Number: 1-02-06005-A

Body of State Registration: Federal Securities Commission of Russia

Offering Method: Closed subscription

Offering Period: from 12.02.2002 to 14.02.2002

Present Issue State: Placement complete

Number of Actually Placed Securities in accordance with the registered report on issue of securities: 9,000,000

Information on State Registration of the Report of the Issue:

Date of Registration: 13.03.2002

Body of State Registration: Federal Securities Commission of Russia

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

All shares of this issue were placed with Bank Trust Company [sic] without involvement of trading organizers.

Additional Information on the Issue Securities:

No other material information.

57. Data on the Issuer’s Bonds.

Issue Number: 3

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Quantity of Issue Securities: 1 500 000

Total Issue Amount: 1 500 000 000

Data on the Issue State Registration:

Date of Registration: March 25 2003

Registration Number: 4-01-06005-A

Body of State Registration: Federal Securities Commission of Russia

Offering Method: Open subscription

Offering Period: from to

Present Issue State: Placement proceeding

Number of Actually Placed Securities in accordance with the registered report on issue of securities:

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

All securities of this issue are supposed to be traded at MECIX (ZAO).

Additional Information on the Issue Securities:

No other material information

The procedure of determining of income (interest rate) on each bond

The interest rate on the first coupon will be determined according to the results of an auction held at MICEX.

The interest rate on the first coupon will be calculated as the sum of the following two components:

•                  the level of inflation for the respective one-year period, defined as the Consumer Price Index of Russia for the calendar month ending no later than 45 days before the placement start date, as a percentage relative to the same of the preceding year, minus 100%. The CPI is calculated by the RF State Statistics Committee in accordance with a resolution of the RF State Statistics Committee dated March 25, 2002, monthly as a percentage relative to the same month of the preceding year;

•                  an inflation premium.

The CPI will be published on the Troika Dialog Investment Company website (www.troika.ru) no later than 10 days before the placement start date.

On the day of the auction to determine the interest rate on the first coupon, members of the Stock Market Section of MICEX will submit orders for the auction using the MICEX trading system both at their own expense and at the expense and on the instructions of their clients. The time of submission of orders for the auction will be established by MICEX. Orders to buy bonds will be submitted by members of the stock market section of MICEX to the Underwriter with the following significant terms specified:

a.1)                           Purchase price: 100% of the face value;

a.2)                           Number of bonds that the potential buyer would like to acquire if the Issuer were to set an interest rate on the first coupon greater than or equal to the acceptable first-coupon interest rate specified in the order;

a.3)                           Acceptable interest rate on the first coupon. “Acceptable interest rate on the first coupon” means the interest rate at which, if such interest rate on the first coupon were announced by the Issuer, the potential investor would be prepared to buy the number of bonds specified in the order at the price of 100% of the face value. The acceptable interest rate on the first coupon shall be expressed in percent per annum to a precision of 1/100 (one-hundredth) of one percent;

Funds must be reserved in an amount sufficient to make full payment for the bonds specified in the orders, including MICEX’s commission.

Orders in which one or more of the aforesaid significant terms do not conform to the requirements set forth in section a.1–a.3 and orders not backed by funds as provided in the preceding paragraph will not be accepted for the auction to determine the interest rate on the first coupon.

Upon the end of the submission period for orders for the auction to determine the interest rate on the first coupon, MICEX will prepare a register of the orders received and deliver the register to the Issuer and the Underwriter.

On the basis of an analysis of the orders submitted for the auction, the Issuer will adopt a resolution setting the interest rate on the first coupon and deliver a written copy of the adopted resolution to the Underwriter and MICEX.

1.1.5. The rate of interest on the second, third, fourth, fifth, and sixth (C2, C3, C4, C5, and C6) shall be calculated from the level of inflation for the corresponding one-year period (as defined below). The level of inflation shall be determined on the basis of the Consumer Price Index for Russia calculated monthly by the RF State Statistics Committee in accordance with RF State Statistics Committee Resolution No. 23 of March 25, 2002, as a percentage relative to the same month of the preceding year. The interest rate on each of the aforesaid coupons shall be calculated using the following formula:

Cj = (C1 - Inflation 12M1) + Inflation 12Mj,

where

Cj = the interest rate for the jth coupon in percent per annum, j = 2, 3, 4, 5, 6;

C1 = interest rate of the first coupon, in percent per annum;

Inflation 12M1 = the CPI calculated by the RF State Statistics Committee for the calendar month ending no later than 45 days before the date of placement of the Bonds, as a percentage relative to the same month of the preceding year, minus 100%;

Inflation 12Mj =  the CPI calculated by the RF State Statistics Committee for the calendar month ending no later than 45 days before the start date of the jth coupon period, as a percentage relative to the same month of the preceding year, minus 100%;

(C1 - Inflation 12M1) = the inflation premium calculated after determination of the interest rate on the first coupon to a precision of 1/100 (one-hundredth) of one percent;

The CPI is provided by the RF State Statistics Committee upon request. The CPI will be published on the website of Troika Dialog Investment Company (www.troika.ru) 10 days before the start of the respective coupon period.

If a negative value for Cj is obtained from the formula specified above, Cj shall be taken as equal to zero; if the obtained value of Cj is greater than 25%, Cj shall be taken as equal to 25%.

If, during the period of circulation of the Bonds, the official procedure for calculating the CPI and the normative act establishing the procedure for calculating the CPI are altered or the CPI is replaced by an index similar in purpose to the CPI, the interest rate for a coupon will be determined using the CPI (or its similar replacement) calculated in accordance with normative acts in force at the time of its calculation.

If information on the CPI is not published by the RF State Statistics Committee and not published on the Internet website of Troika Dialog Investment Company by the date necessary to calculate the interest rate for a coupon (as set forth above), the value of Inflation 12Mj for that coupon shall be taken as equal to the value of Inflation 12Mj for the preceding coupon.

Grounds for early redemption of Bonds

For purposes of defining the grounds for early redemption of Bonds, the following definitions are used:

Issuer Group - all companies, including the Issuer, consolidated for purposes of the Issuer’s Consolidated and Combined Financial Statements, which are prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). The companies in the Issuer Group as at the end of 2002 are listed in the Issuer’s Consolidated and Combined Financial Statements for 2002.

Issuer Group Company - a company in the Issuer Group;

Issuer’s Consolidated and Combined Financial Statements - the consolidated and combined financial statements of the Issuer, prepared in accordance with US GAAP.

Net Assets - Assets minus liabilities and minority interests, according to the Issuer’s Consolidated and Combined Financial Statement.

EBITDA - earnings before interest, taxes, depreciation, and amortization, adjusted taking into account minority interests, according to the Issuer’s Consolidated and Combined Financial Statements. If the Issuer has made investments in consolidated subsidiary companies during the period for which EBITDA is calculated, EBITDA is calculated as if the investments were made on the first day of that reporting period.

Debt - debt in the form of bank credits, loans, and commodity and commercial credits obtained by Issuer Group Companies, and/or promissory notes and/or bonds issued by Issuer Group Companies, except loans between Issuer Group Companies.

Bondowners are entitled to present Bonds for early redemption upon the occurrence of any of the following events (“Grounds for Redemption”):

1. Delinquency of more than 15 (fifteen) days in performance by Issuer Group Companies of their obligations with respect to payment of principal debt and/or interest on bank credits/loans received by them and/or represented by promissory notes and/or bonds issued by Issuer Group Companies, in cases when:

a) the principal debt represented by an overdue obligation (i.e., the amount of the credit/loan (not including accrued interest), the total face value of promissory notes, or the total face value of a bond issue) is greater than 10,000,000 (ten million) U.S. dollars or the equivalent thereof at the exchange rate of the Central Bank of the Russian Federation (“RF Central Bank”) on the due date of the respective obligation; and

b) the total amount of overdue debt of Issuer Group Companies represented by the overdue obligation specified in subsection a) above is greater than 2,500,000 (two million five hundred thousand) U.S. dollars or the equivalent thereof at the exchange rate of the RF Central Bank on the due date of the respective obligation.

2. A change, within any 12 (twelve) successive months, beginning from the placement date of the Bonds, of more than half of the personnel on the Issuer’s Board of Directors relative to its composition at the start of the 12-month period.

3. A decrease in the value of the Issuer Group’s Net Assets (in the ruble equivalent at the exchange rate of the RF Central Bank on the date of the respective Consolidated and Combined Financial Statements) by more than 25% (twenty-five percent) relative to the value of its Net Assets according to the Issuer’s Consolidated and Combined Financial Statements for 2002.

4. As at any reporting date, according to the Issuer’s Consolidated and Combined Financial Statements, an increase in the Issuer Group’s Debt relative to its Debt as at the preceding reporting date, if the ratio of total debt according to the Issuer’s Consolidated and Combined Financial Statements to its EBITDA for the four quarters ending on the reporting date exceeds 4:1, with the exception of:

a) additional Debt totaling no more than 100,000,000 (one hundred million) U.S. dollars;

b) short-term Debt, in the form of credits obtained for a period of no more than 5 (five) business days in each case;

c) Debt not exceeding 15,000,000 (fifteen million) U.S. dollars (or the equivalent at the exchange rate of the RF Central Bank on the reporting date), arising under derivative financial instruments concluded for the purpose of insuring risks associated with the Issuer Group’s business operations. For purposes of this subsection, “derivative financial instrument” means an agreement, to which an Issuer Group Company is a party, which defines the rights and obligations of the parties thereto in relation to an underlying asset defined in accordance with applicable law. Derivative financial instruments include options and forward contracts, as well as agreements that do not provide for the delivery of the underlying asset, but which define the procedure for settlements between the parties in the future in dependence on a change in some indicator of the underlying asset relative to the value of that indicator determined (or the procedure for determining which is established) by the parties at the time of entry into the transaction;

d) Debt acquired for the purpose of refinancing current Debt of the Issuer Group. For purposes of this subsection, “refinancing” means the acquisition of Debt by an Issuer Group Company exclusively for the purpose of repaying Debt of the Issuer Group existing on the preceding reporting date, provided that (i) the amount of Debt acquired does not exceed the amount of Debt being repaid; (ii) the term of the acquired Debt is not less than the remaining term of the existing portion of Debt being repaid and (iii) all other material conditions of the acquired Debt are not materially less favorable to the debtor than the terms of the Debt being repaid.

Procedure for disclosure by the Issuer of information concerning the occurrence of a Ground for Redemption of Bonds, and of other material information

Immediately upon becoming aware of it, Issuer is obligated to provide the Underwriter with information concerning the occurrence of any Ground for Redemption, as well as information on changes in the list of the companies forming the Issuer Group; changes in the composition of the Issuer’s Board of Directors; and information on actions taken by the Issuer/an Issuer Group Company that result in the elimination of a Ground for Redemption of Bonds.

For the purpose of enabling owners of Bonds to verify the presence/absence of Grounds for Redemption of Bonds, the Underwriter will on a quarterly basis, in the manner specified below, disclose the following information, subject to its receipt from the Issuer:

1)                                     the Issuer’s Consolidated and Combined Financial Statements;

2)                                     the composition of the Issuer Group;

3)                                     the composition of the Issuer’s Board of Directors;

All information received by the Underwriter from the Issuer of the Bonds must be published within 5 (five) business days of its receipt, by placement on the Underwriter’s website (www.troika.ru). When the information concerns the occurrence of a Ground for Redemption and the start date of acceptance of early redemption applications by the Issuer, such information shall also be published in the newspaper Vedomosti.

Early redemption procedure and conditions

The Issuer will perform early bond redemption on the basis of an application from the owner of the Bonds containing a request for early redemption, or on the basis of the presentment of such a request. Therewith, owners of Bonds are entitled to present Bonds for early redemption only after the registration of the Report on Results of the Bond Issue.

If information subject to disclosure in the manner specified above contains information concerning actions taken by an Issuer Group Company that result in the elimination of a Ground for Early Redemption, an owner of Bonds is not entitled to present a demand for early redemption, provided that the owner knew or could have learned about the occurrence of the Ground for Early Redemption from such information.

During the 5 (five) business days following the later of the dates of publication by the Underwriter in the Vedomosti newspaper and on the Underwriter’s site of information concerning the occurrence of any Ground for Early Redemption of Bonds and concerning the start date of acceptance of early redemption applications (“Period for Presentment of Bonds for Early Redemption”), owners of Bonds or nominee holders authorized to present Bond for early redemption are entitled to present Bonds for early redemption by sending a corresponding application in writing to the Underwriter.

An application for early redemption must contain the full name of the owner of the Bonds or, if the application is submitted by a nominee holder, the full name of the nominee holder, and other information prescribed in the information published by the Underwriter. Attached to the application for early redemption must be original copies of documents (extract from a depository account) issued by the Depositary and attesting that the Bonds presented for early redemption have been blocked (restriction on the withdrawal of Bonds from an owner’s depository account, including an account opened by a nominee holder), as well as other documents specified in the information published by the Underwriter. If the applicant is a nominee holder, documents confirming the authority of the nominee holder to present Bonds for early redemption must be attached to the application.

An owner of Bonds is also entitled to send an early redemption application to the Underwriter if information concerning the occurrence of a Ground for Redemption has been received by the owner from third parties, provided, however, that at the time the application is presented the Underwriter has not published information concerning the Ground for Redemption specified in the application. In such case, the application must contain, in addition to the documents and information specified above, the grounds for presentment of such application and references to the source of the information. Within 5 (five) business days of receiving such an application, the Underwriter must publish information concerning the start of acceptance of early redemption applications in the manner specified above or send a reasoned refusal of early redemption to the applicant, including by reason of elimination of the Ground for Redemption.

From the time the Underwriter receives a written early redemption application from an owner or nominee holder, no operations of the owner with the Bonds contemplated by the application will be performed, except operations involved in the redemption of the Bonds and/or payment of income thereon.

No later than 5 (five) business days after the end date of the acceptance of early redemption applications, the Underwriter will provide the Issuer, the Payment Agent, and the Depositary with a list of the owners and/or nominee holders who submitted applications for early redemption of Bonds within the Period for Presentment of Bonds for Early Redemption. The list must include the following information on each person who presented Bonds for early redemption:

•                  the full name of the owner of the Bonds or, if the application is submitted by a nominee holder and the nominee holder has been authorized to receive early redemption payments, the full name of the nominee holder;

•                  the number of Bonds to be redeemed early;

•                  the location and postal address of the owner of the Bonds or, if the application is submitted by a nominee holder and the nominee holder is authorized to receive early redemption payments, the location and postal address of the nominee holder;

•                  the tax status of the person or entity authorized to receive early redemption payments: (resident; nonresident carrying out activity in the Russian Federation through a permanent representative office; nonresident receiving income unassociated with a permanent representative office; individual tax residents of the Russian Federation; individual present in the territory of the Russian Federation for at least 183 days in a calendar year; foreign national; stateless person);

•                  identifying details of the bank account of the person or entity authorized to receive early redemption payments.

Payment of funds associated with early redemption of the Bonds will be made by the Payment Agent, acting on the Issuer’s instructions, within 2 (two) business days following the date of receipt by the Payment Agent of the list of owners and/or nominee holders who sent early redemption applications, subject to the receipt of corresponding funds from the Issuer. The funds required by the Payment Agent to perform early redemption must be transferred by the Issuer to the Payment Agent’s account no later than 2 (two) business days after the date of receipt by the Issuer of the list of owners and/or nominee holders who submitted early redemption applications.

Bonds presented for early redemption will be redeemed at their face value, equal to 1,000 (one thousand) rubles; at the same time, their owners will be paid coupon income on the Bonds for the coupon period during which the Bonds were presented for early redemption, calculated from the start of such period to the date of early redemption.

The entity providing security for purposes of the bond issue : Vitafrukt Limited Liability Company.

Kind of security: guarantee

Amount of provided security: 1 500 000 000

Placement of bonds is carried out in the 2 quarter 2003

D. OTHER DATA ON THE ISSUER’S SECURITIES.

58, 59, 60. Rights of the Issuer’s Shareholders. Dividends on the Issuer’s Shares.

58.1

Category of Shares: Common

Form of Shares: Registered, uncertificated

Full Name of Category/Form of Authorized Shares: Registered common shares, uncertificated

Holder Rights for Shares of this Category (Type):

According to the Company’s Charter:

“8.1. Each common share of the Company grants the shareholder who owns it an identical amount of rights.

8.2.  Shareholders owning common shares of the Company may in accordance with the Federal Law on Joint Stock Companies and the Company’s charter participate in the General Meeting of Shareholders with the right to vote on all issues within its competence, and are entitled to receive dividends and, in the event of the Company’s liquidation, a part of its property.

8.3. A shareholder also has the right:

8.3.1. To elect and be elected to the management and supervisory bodies of the Company;

8.3.2. To obtain information from the Company’s management bodies in the manner established by current Russian legislation and by this Charter.

8.3.3. To appoint his own representative(s) to exercise his voting right and other rights granted by shares of the Company.

8.4. Shareholders owning common shares also have other rights granted to them by this Charter  and by current legislation.

8.5. Conversion of common shares into preferred shares, bonds, or other issued securities is not permitted.

In accordance with the Russian law, shareholders have other rights, including, but not limited to:

1. Shareholder of open joint stock companies may dispose of their shares without the agreement of other shareholders of the company.

2. Shareholder or nominee holder may request that they be entered in the registry of the company’s shareholders no later than three days from the date of submission of documents required by the Russian legislation. A refusal to entry in the registry of the company’s shareholders may be appealed in court.

3. Shareholder or nominee holder may request that the keeper of the registry of the company’s shareholders confirm their right to shares by issuing an abstract from the registry of the company’s shareholders, which is not a security.

4. Shareholder may appeal in court a decision made by the general meeting of shareholders in violation of the provisions of the Act on Joint Stock Companies, other legislation of the Russian Federation, or the company’s Charter, if he/she did not participate in the general meeting of shareholders or voted against such decision, and the decision violates his/her rights and legal interests. The court may, upon considering all circumstances of the case, leave such decision effective if the vote of such shareholder could not affect the outcome of the voting, the violations were immaterial, and the decision did not cause damage to such shareholder.

5. Shareholder(s) owning a total of 2 or more percent of the company’s voting shares may, no later than 30 days from the end of the company’s fiscal year, if the company’s Charter does not stipulate a larger period, suggest no more than two issues for the agenda of the annual general meeting of shareholders and nominate candidates to the company’s Board of Directors and Inspection Commission, the number of them not to exceed the size of these bodies. A decree of the company’s Board of Directors refusing entry of an issue in the agenda of the annual general meeting of shareholders or of a candidacy in the list of candidates to the company’s Board of Directors and Inspection Commission may be appealed in court.

6. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares as of the date of request, may request an extraordinary general meeting of the company’s shareholders. A decree of the company’s Board of Directors refusing an extraordinary general meeting of shareholders may be appealed in court. If the company’s Board of Directors does not make a decision on holding an extraordinary general meeting or on refusing an extraordinary general meeting, persons requesting such meeting may hold an extraordinary general meeting of shareholders.

7. Shareholder(s) owning a total of 1 or more percent of the company’s offered equity shares may file a lawsuit against a member of the company’s Board of Directors, company’s individual executive body (President of the Board), or a member of company’s collective executive body (the Board) to cover the damage to the company, as stipulated in Section 71(2) of the Act on Joint Stock Companies.

8. Shareholders owning voting shares may request that the company buy all or part of their shares in the following cases: re-organization of the company or completion of a large-scale deal, decided upon by the general meeting of shareholders in accordance with Section 89(2) of the Act on Joint Stock Companies, if they voted against such deal or did not participate in the voting on these issues; change or amendments to the company’s Charter, or approval of the new edition of the Charter, limiting their rights,  if they voted against such decision or did not participate in the voting.

9. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares, may at any time request an inspection (revision) of the company’s financial and economic activity.

10. Shareholder may request that the company provides him/her with paid copies of documents, listed in Section 89(1) of the Act on Joint Stock Companies, and other company documents, as stipulated in the Russian legislation.

11. Other rights, as stipulated by the current Russian law.

Dividends on Shares of this Category (Type):

Period: 2001, First half

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2001, 9 months

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2001

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2002, first quarter

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2002, first half

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2002, 9 months

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Amount of Dividends Accrued per Share of this Category (Type) with Due Date Yet to Come (rub.): 0

61. Limitations on the Circulation of Securities.

See sections 56 and 57

62. Other Material Information on the Issuer’s Securities.

There exists no other material information.

ATTACHMENT

Financial Statements
for 2001

ACCOUNTING POLICY

ACCOUNTING POLICY

Accounting Policy in 2001

1. General provisions

1.1. The accounting of OJSC Wimm-Bill-Dann Foods is done in accordance with regulatory documents defining methodological foundations and procedures for the organization and maintenance of accounting records:

•                  the Federal Law “On Accounting,” No. 129-FZ of November 21, 1996;

•                  the Regulation on Accounting and Reporting in the Russian Federation;

•                  the Chart of Accounts for Financial and Business Activity of Enterprises; accounting regulations;

•                  other regulatory documents, methodological instructions, and materials on accounting issues, as amended.

1.2. Accounting of property, obligations, and business transactions is done on the basis of natural measures in monetary terms by means of their thorough, uninterrupted, documented, and interrelated reflection.

1.3. The objectives of accounting are:

•                  to form complete and accurate information on business processes and results of the organization’s activity;

•                  to provide control over the presence and movement of property and the use of material, human, and financial resources;

•                  timely warning of negative occurrences in financial and business activity;

•                  identification and mobilization of intracompany reserves.

1.4. The accounting policy of the organization has been developed on the basis of the following requirements of accounting records:

•                  completeness,

•                  timeliness,

•                  prudence,

•                  priority of substance over form,

•                  no contradiction, and

•                  rationality,

and also on the basis of the following assumptions:

•                  the assumption of autonomy of assets,

•                  the assumption of the definitive placement of facts of business activity in terms of time;

•                  the assumption of consistency of accounting policy.

1.5. Liability for organization of accounting is borne by the director of the enterprise.

1.6. The chief accountant of the organization ensures control of all business transactions and their reflection in the accounts, and the submission of operative and resultative information within the established times.

1.7. The chief accountant of the organization, jointly with the director of the enterprise, signs documents serving as the basis for acceptance of materials assets, cash amounts, and payment, lending, and financial instruments.

1.8. The chief accountant of the organization does not have the right to accept for performance and execution documents in respect of transactions that are contrary to legislation or in violation of contract and financial discipline.

1.9. Internal reports are prepared, formalized, and presented in accordance with regulations, directives, and orders relating to the organization.

2. Organizational and technical section

2.1. Accounting in the organization is carried out by the accounting department as an independent structural unit headed by the chief accountant. The employees of the accounting department are guided in their activity by the job descriptions of employees of the accounting department.

2.2. The organization compiles external and internal financial statements as the final stage of accounting. External financial statements include:

1) balance sheet;

2) income statement;

3) attachments to the balance sheet;

4) auditor’s opinion confirming the reliability of financial statements;

5) explanatory notes.

The composition of internal reports and their forms, frequency, and periods of preparation and provision, and the list of persons responsible for preparing internal reports and list of potential users are approved by internal orders and directives relating to the organization.

3. Selected accounting methods

3.1. Accounting in the organization is conducted in the ledger-and-order form of double-entry accounting according to the chart of accounts.

3.2. Accounting in the organization is done on the basis of source accounting documents. Unified forms approved by the State Statistics Committee (Goskomstat) are used as source accounting documents. Also used in the organization are source accounting forms containing obligatory information, developed within the organization and approved by corresponding orders and directives.

The basis for entries in the accounting ledgers is source documents, which must be prepared at the time the business transaction is executed or immediately after the end of the transaction and contain obligatory information:

•                  the name of the document (form);

•                  the form code;

•                  the date of preparation;

•                  the name of the organization in whose name the document is prepared;

•                  the substance of the business transaction;

•                  measures of the business transaction (in real and monetary terms);

•                  names of the officers responsible for performance of the business transaction and its proper formalization;

•                  personal signatures and transcriptions of their names.

3.3. Information contained in source documents accepted for recording and required for reflection in accounting records is accumulated and systematized in accounting ledgers developed and recommended by the Ministry of Finance of the Russian Federation and the agencies authorized by Federal Laws to regulate accounting.

Information on business transactions conducted over a certain period of time are transferred from the accounting ledgers in grouped form to the financial statements.

3.4. Unstipulated adjustments to source documents and accounting ledgers are not permitted. Error adjustments must be confirmed by the signature of the persons who signed the document, accompanied by indication of the date of the adjustment. Adjustments to cash and banking documents are not permitted.

3.5. Source documents, accounting ledgers, and financial statements are subject to compulsory storage in accordance with the established procedure and periods. Responsibility for ensuring the safekeeping of these documents during work with them and for their timely transfer into archives is borne by the chief accountant.

4. Appraisal of property, obligations, and business transactions

4.1. Property, obligations, and business operations are subject to appraisal for the purpose of their reflection in accounting records and reports. Appraisals are made in monetary terms by summation of actually incurred expenses.

Other forms of appraisal are used in the cases established by Russian Federation legislation, regulatory acts on accounting, and this Regulation [sic], or other regulatory acts of the Russian Federation.

4.2. The organization makes appraisals of property, obligations, and business transactions in the currency in use in the territory of the Russian Federation, i.e., in rubles.

4.3. Entries in accounting records relating to foreign-currency denominated accounts of the organization, as well as its transactions in foreign currency, are made in the currency in use in the Russian Federation, in amounts determined by conversion of the foreign currency at the rate of the Central Bank of the Russian Federation in effect on the date of performance of the transaction.  Simultaneously these entries are made in the currency of settlements and payments.

4.4. Penalties, fines, and forfeitures for breach of contract are recognized in accounting records in the same period in which they are acknowledged by the debtor or awarded by a court decision.

5. Inventorying

5.1. For purposes of ensuring the reliability of accounting data and reports in the organization, inventorying of property and obligations is conducted, in the course of which their existence, condition, and appraisal are verified and documentarily confirmed. Inventorying is conducted in accordance with RF Ministry of Finance Order No. 49 of June 13, 1995, “On Approval of Methodological Instructions for Inventorying of Property and Financial Obligations.”

5.2. The number of times inventorying is to be conducted during a reporting year, the dates of each, and the list of property and obligations to be verified in each instance are established by the organization, except in cases when inventorying is obligatory:

•                  when property of the enterprise is leased, redeemed, or sold;

•                  prior to the preparation of annual financial statements, with the exception of property inventoried no earlier than October 1 of the reporting year. Fixed assets are inventoried once every three years; library resources are inventoried once every five years.

•                  in case of replacement of materially liable persons (at the day of transfer of files);

•                  in case of establishment of facts of embezzlement and abuse, or establishment of deterioration of inventory;

•                  in case of fire or acts of God;

•                  in case of possible liquidation of the enterprise, prior to the preparation of a liquidation balance sheet;

•                  in other cases provided by legislation of the Russian Federation.

The results of inventorying are formalized in a protocol signed by the members of the committee and approved by the director of the organization.

5.3. If discrepancies between actual presence of property and accounting data are identified in the course of inventorying, they are regulated in the following manner:

5.3.1. A surplus of fixed assets, tangible assets, cash amounts, and other property are received and entered to the financial results of the organization’s business activity for the month in which inventorying ended.

5.3.2. Shrinkage of inventory within statutory limits is written off accordingly to production (distribution) costs pursuant to a directive issued by the director of the organization.

5.3.3. Shortages of tangible assets, cash amounts, and other property, including deterioration exceeding standard rates for natural shrinkage, are attributed to the persons responsible. In cases when the persons responsible are not established or a court declines to order recovery from them, losses from shortages and deterioration are written off to financial results

5.4. Surpluses and shortages resulting from resorting may be mutually offset only, by way of exception, when made in the same period being verified, attributed to the same person being verified, in relation to inventory assets of the same kind and in identical quantities, and pursuant to a directive issued by the director of the organization.

6. Rules for appraisal of accounting items. Investments in non-current assets

6.1. Included in capital investments are expenses for construction and assembly work, acquisition of equipment, tools, and implements, and other capital work and costs. Capital investments are reflected in the balance sheet according to actual costs.

6.2. Works of capital construction in a state of temporary operation are not included in fixed assets until transferred into permanent operation. Costs relating to these items are reflected in accounting records and reports as capital investments in progress.

7. Financial investments

7.1. Financial investments are investments of the organization into state securities (bonds and other debt instruments), securities, contributions into the charter capital of other organizations, and loans to other organizations in the Russian Federation and elsewhere. All financial investments are recorded on account 58.

8. Fixed assets

8.1. Fixed assets are the portion of property used as means of labor in the production of products (work, services) for an extended period of time, i.e., having a useful life longer than 12 months, or longer than the ordinary operating cycle if it exceeds 12 months.

8.2. Fixed assets include buildings, constructions, machinery and equipment, measuring and regulating devices and instruments, computer hardware, vehicles, tools, production and business implements and supplies, and other corresponding items.

Land and natural resources (water, subsoil, and other natural resources) owned by the plant and capital investments into leased fixed assets are accounted as fixed assets.

8.3. Fixed assets are accounted in the enterprise in accordance with PBU 6/01, “Accounting of Fixed Assets,” approved by RF Ministry of Finance Order No. 26n of March 30, 2001 (as amended), the Methodological Instructions on Accounting of Fixed Assets approved by RF Ministry of Finance Order No. 33n of July 20, 1998 (as amended), and other regulatory acts.

Fixed assets are accepted for the purpose of accounting at their initial value, i.e., the amount of actual expenses for their acquisition, construction, and production, not including the value-added tax and other applicable taxes (except in the cases provided by the legislation of the Russian Federation). Actual expenses for acquisition, construction, and production of fixed assets are:

1. amounts payable to the supplier (seller) in accordance with a contract;

2. amounts payable to organizations for completion of work under construction subcontract agreements and other contracts;

3. amounts payable to organizations for informational and consulting services associated with the acquisition of fixed assets;

4. registration fees, government duties, and other similar payments made in connection with the acquisition (obtainment) of rights to a fixed asset item;

5. customs duties;

6. unrecoverable taxes paid in connection with the acquisition of a fixed asset item;

7. fees payable to an intermediary organization through which a fixed asset item was purchased;

8. other expenses directly associated with the acquisition, construction, and production of a fixed asset item—in particular, interest on borrowed funds that accrued prior to the acceptance of a fixed asset item for accounting, if the funds are borrowed for the purpose of acquiring, constructing, or producing the item.

8.4. Actual expenses for acquisition and construction of fixed assets are determined taking into account exchange-rate differences that arise in cases of payment in rubles in the equivalent of amounts denominated in a foreign currency (conventional monetary units).

8.5. The initial value of fixed assets paid into the organization’s charter capital is measured as their cash value as approved by the organization’s founders (participants), unless otherwise provided by current legislation of the Russian Federation.

8.6. The initial value of fixed assets acquired in exchange for property other than cash is determined with reference to the value usually assigned to similar goods (assets) by the organization in comparable circumstances.

8.7. The value at which fixed assets were accepted for the purpose of accounting is not subject to change except in the cases established by legislation of the Russian Federation.

A change in the initial value of fixed assets is permitted in cases of additions, betterments, reconstruction, and  partial liquidation of fixed asset items.

8.8. Revaluation of fixed assets is done in accordance with current legislation of the Russian Federation no more than once a year.

An increase in the carrying amount of a fixed asset item as a result of revaluation is debited to account 01, “Fixed Assets,” and credited to account 83, “Revaluation Surplus.” A revaluation increase equal to decreases made in preceding reporting periods and debited to account 91, “Organization’s Expenses,” as a non-sales expense is credited to account 91, “Organization’s Income,” as non-operating income.

A revaluation decrease in the carrying amount of a fixed asset item is assigned to the other income and expenses account (acct. 91).

A revaluation decrease in the carrying amount of a fixed asset item is charged against the revaluation surplus formed from revaluation increases of the same item made in preceding reporting periods. The excess of a revaluation decrease over the revaluation increase credited to the revaluation surplus in previous periods is recognized as a non-sales expense in the other income and expenses account (acct. 91).

When a fixed asset item is disposed of, the amount of its revaluation increase is transferred from the organization’s revaluation surplus as non-operating income to the other income and expenses account (acct. 91).

8.9. The value of the organization’s fixed assets is recovered through depreciation. Depreciation is calculated in accordance with the Resolution No. 1072 of October 22, 1990, of the USSR Council of Ministers, “On Unified Rates of Depreciation for Full Recovery of Fixed Assets in the National Economy of the USSR.”

The straight-line method of depreciation is used in the organization.

8.10. Wear and tear (depreciation) with respect to production-related fixed assets is reflected in the accounting records by a credit to account 02 in correspondence with expense accounts for production and distribution costs, and with respect to fixed assets leased out under a current lease and non-production-related fixed assets, to the sources of financing.

8.11. Fixed asset items with a unit value of 2,000 rubles or less as well as purchased books, booklets, and other similar publications are charged as production costs (selling costs) as they are issued to production or operation.

8.12. Previously used fixed assets are depreciated on the basis of their actual time of use and expected useful life. The expected useful life is calculated as the difference between the useful life calculated for new items and the period of actual use.

In accordance with current legislation, the following items are not depreciated:

•                  fixed asset items whose consumer attributes do not change over time (housing facilities (houses, hostels, apartments, etc.));

•                  assets laid up in accordance with the established procedure;

•                  land improvements;

•                  road facilities;

•                  perennial plants that have not reached production age;

•                  land and natural resources.

8.13. The recognition of depreciation charges for a fixed assets item may not be suspended during its useful life unless by decision of the director of the organization it is either laid up for a period of more than three months or transferred into restoration period lasting more than 12 months.

After the end of reconstruction, re-equipment, or modernization, the corresponding costs may increase the initial value of the item if its initial performance is improved by the modernization; in the month following the month in which an increase in value took place, depreciation proceeds on the basis of the restored value of the item, but without an increase in the initially established depreciation period.

8.14. For the purpose of accounting for disposal of fixed assets (sale, write-off, partial liquidation, etc.), a subaccount, “Disposal of Fixed Assets,” is created under account 01, “Fixed Assets.” The value of a disposed fixed asset item is debited to this subaccount, while accumulated depreciation is credited to account 02, “Amortization of Fixed Assets.” The residual value of a disposed fixed asset is charged as a credit against account 01 and debited to account 91, “Other Income and Expenses.”

8.15. Costs for all types of repairs (current, medium-term, and capital) of fixed production assets are included in the cost price of products according to the respective cost components without formation of a repair fund.

9. Intangible assets

9.1. Intangible assets are accounted in accordance with Accounting Regulation PBU 14/2000, approved by RF Ministry of Finance Order No. 91n of October 16, 2000.

Assets meeting the following criteria are deemed intangible:

•                  lack of a material (physical) structure,

•                  possibility of identification (isolation, separation) of the asset from other property,

•                  use in the production of products, in the performance [of work], or the rendering of services, or for administrative needs of the organization,

•                  long-term use (i.e., with a useful life exceeding 12 months),

•                  ability to bring future economic benefits (income) to the organization;

•                  availability of properly executed documents that confirm the existence of the asset itself and the organization’s exclusive right to the results of intellectual activity (patents, certificates, other documents of title, etc.).

The following works of intellectual property (exclusive right to the results of intellectual activity) are deemed intangible assets:

•                  a patenter’s exclusive right to an invention, industrial design, or model;

•                  exclusive copyright in computer programs and databases;

•                  an owner’s exclusive right in a trademark;

•                  property right of an author or other right holder in an integrated circuit topography;

•                  goodwill of the organization;

•                  start-up costs (expenses associated with the formation of a legal entity, recognized in accordance with the foundation documents as a part of the contribution of participants to the charter (reserve) capital).

9.2. Intangible assets are reflected in accounting records and reports in the amount of the actual expenses for acquisition, creation, and production, as well as expenses for preparing them for their intended use.

The initial value of intangible assets received as a contribution to the charter capital is based on a cash value agreed upon by the founders (participants) of the organization, unless otherwise provided by law.

The carrying amount of intangible assets is not subject to change from the initially recorded value, except in the cases established by RF legislation.

9.3. Intangible assets are initially recognized in accounting records as a debit to account 04 in correspondence with account 08.

9.4. Intangible assets are amortized in the organization by the straight-line method, on the basis of the initial value of the assets and amortization rates calculated on the basis of the useful life of the item.

9.5. The useful life of intangible assets is determined by the organization at the time the item is initially recognized in accounting records. If the useful life an intangible asset cannot be determined, amortization rates are based on a twenty-year amortization period (but the amortization period cannot exceed the period of activity of the organization).

9.6. Amortization charges on intangible assets are recognized as credits to account 05 in correspondence with expense accounts for production and distribution costs.

9.7. When intangible assets are derecognized, their value recorded in account 04, “Intangible Assets,” is reduced by the amount of accumulated amortization (with a debit to account 05, “Amortization of Intangible Assets”). The residual value is credited to account 04 and debited to account 91, “Other Income and Expenses.”

10. Acquisition, preparation, and recording of production inventories and their writedown.

10.1. Inventories are accounted on the basis of Accounting Regulation PBU 5/98, approved by RF Ministry of Finance Order No. 25n of June 15, 1998.

Inventories include:

•                  raw materials;

•                  consumables;

•                  fuel;

•                  packaging;

•                  spare parts;

•                  construction materials;

•                  implements and business supplies.

10.2. Inventories are reflected in accounting records and reports under account 10, “Materials,” at actual cost price.

10.3. Actual cost price is determined on the basis of costs for their acquisition:

1) amounts payable to the supplier in accordance with a contract, excluding the value-added tax;

2) customs duties and other charges;

3) expenses related to procurement and transportation of inventories to the place of use thereof, including insurance costs;

4) fees payable to an intermediary organization through which the inventories were purchased;

5) unrecoverable taxes paid in connection with acquisition;

6) other costs directly associated with acquisition.

10.4. In the cases provided for by legislation, the cost price of inventories includes the VAT paid in conjunction with their acquisition.

The actual expenditure of materials in production or for other business purposes is credited to account 10 in correspondence with expense accounts for production or other corresponding accounts.

10.5. Items with a value less than 1/20th of the statutory limit are fully charged off as they are transferred into production.

10.6. When materials are disposed of (sale, write-off, gratuitous assignment, etc.), their value is debited to account 91, “Other Income and Expenses,” and credited to account 10, “Materials.”

11. Accounting of production costs, distribution of expenses, and calculation of cost price

11.1. For the purpose of accounting for the organization’s production costs relating to ordinary activities, the chart of accounts provides accounts 20, 26, and 44.

11.2. Administrative expenses are accumulated accordingly in account 26, “General Business Expenses.”

11.3. Administrative expenses are distributed in proportion to the revenue, before taxes and on the basis of the selling price, received from each type of activity as a portion of total revenue. For the purpose of determining total revenue for trade activity, gross profits are used; for the purpose of determining total revenue for other types of activity, revenue from the sale of products (work, services) is used..

Administrative expenses are charged to sold products (debited to account 90) at the end of the reporting period.

12. Method of determining revenue from the sale of products

12.1. Revenue from the sale of products (work, services) for purposes of taxation is determined on an as-shipped basis and as settlement documents are presented to buyers according to accounting data using the accrual method.

The selected method of determining revenue extends to:

•                  sale of products (goods, work, services),

•                  sale of fixed assets,

•                  sale of other assets.

If a contract provides that ownership (possession, use, disposal) of goods passes only after payment (offset of reciprocal claims) has been made, or after obligations have been fulfilled by both parties, for example, under a barter agreement, the revenue is deemed to form upon the fulfillment of all contractual conditions.

The cost price of products, goods, work, and services for purposes of taxation is adjusted in accordance with the Regulation on the Composition of Costs for Production and Sale, approved by RF Government Decree No. 552 of August 5, 1992, for expenses required to be attributed to the cost price for purposes of taxation.

13. Other operating income and expenses

13.1. Other income and expenses of the organization are recognized in accounting records in accordance with accounting regulations PBU 9/99 and PBU 10/99 and reflected on account 91, “Other Income and Expenses.”

13.2. Other income and expenses are recognized for purposes of taxation with regard to the profit tax in accordance with accounting rules.

13.3. Costs of the organization that are recorded as operating (non-operating) expenses, but under the Regulation on the Composition of Costs are included in the cost price of products (bank services, loan interest, etc.), increase the cost price of sold goods, work, and services, except when such costs, in accordance with current legislation and accounting methodology, are to be attributed to the respective sources of financing.

14. Capital and reserves

14.1. The charter capital is recognized in accounting records as the amount recorded in the organization’s foundation documents as the totality of contributions (shares at par value) of the founders (participants) of the organization.

14.2. Duly conducted revaluation increases of the organization’s non-current assets are recorded as revaluation surplus.

14.3. Assets received gratuitously, including under a contract of donation, are recorded as deferred income and reflected as a credit to account 98, “Deferred Income,” in correspondence with account 08, “Investments in non-current assets.” Depreciation of gratuitously received fixed assets is credited to account 02, “Amortization of Fixed Assets,” in correspondence with accounts for production expenses and distribution costs. Simultaneously with depreciation, amounts recorded on account 98 in respect of gratuitously received assets are credited to account 91, “Other income and expenses,” thereby increasing the taxable profit base. In preparation of the “Statement of the Procedure for Determining Data Reflected on Line 1, ‘Calculation of Tax on Actual Profits’,” an adjustment increase in profits for taxation purposes by the amount of accrued depreciation in respect of depreciable property received gratuitously is reflected on line 4.22.

14.4. The organization forms the following reserves:

•                  Provisions for expenses and payments (account 96) for uniform inclusion of costs in the cost price of products. Reservation of the funds is reflected by a credit to account 96, “Provisions for Expenses,” in correspondence with accounts for production costs and selling costs.

•                  Reserve capital for coverage of losses and other obligations of the organization in respect of its own securities. The reserve capital is formed from net profits remaining at the disposal of the enterprise, by debit to account 84, “Undistributed Profit (Uncovered Losses),” and credit to account 82, “Reserve Capital.” Use of the reserve fund is reflected by debit to account 82 and credit to account 84 for reserve capital amounts used to cover losses, and by credit to accounts 66 and 67 for amounts used to redeem bonds of the organization. The reserve fund is created in the amount of 15% of the organization’s charter capital by obligatory annual allocations of at least 5% of net profits.

15. Accounting of property insurance settlements

15.1. The organization may incur expenses for voluntary property insurance and medical insurance for its employees.

15.2. These allocations are fully included in the cost price of products, and for taxation purposes are adopted in the amount of 2% of sales volume for property insurance and 1% for medical insurance for its employees.

15.3. Charges for insurance payments are credited to account 76/1, “Settlements for Property and Personal Insurance,” in correspondence with production expense accounts 20, 26, and 44.

15.4. The aforesaid insurance payments are credited to cash accounts (51, 52, 50) and debited to account 76/1.

15.5. Losses of material assets are credited to accounts 10, 12, 40, etc. and debited to account 76/1.

15.6. Insurance compensation received by the organization from insurers are debited to cash accounts (51, 52, 50, 55) and credited to account 76/1.

15.7. Losses from insurance incidents not compensated by insurance are debited to account 99, “Profits and Losses,” and credited to account 76/1.

15.8. Analytical records for account 76/1 are maintained by insurer and by individual insurance policies.

16. Accounting of profit (loss), funds, and use of profits

16.1. Profit (loss) represents the final financial results (profit or loss) identified for the reporting period on the basis of accounting of all business operations of the organization and is reflected an account 99, “Profits and losses.”

The final financial result is formed from the financial outcome of ordinary activities, as well as other income and expenses, including extraordinary income and expenses. A loss (losses and expenses) is reflected as a debit, and a profit (income) as a credit, to account 99.

16.2. At the end of the accounting year, in the preparation of the financial statements, account 99, “Profits and Losses,” is closed with a final December entry credited (or debited) to account 84, “Undistributed Profit (Uncovered Losses) of the Reporting Year.”

16.3. Profits or losses identified in the reporting year but relating to operations of past years are included in the financial results of the reporting year.

16.4. Income received in the reporting year but relating to subsequent reporting periods is reflected in accounting records and reports as a separate line in account 98, “Deferred

Income.” Such income is subsequently assigned to financial results upon the occurrence of accounting period to which it relates.

16.5. Unused profits remaining at the disposal of the enterprise after all expenses have been covered are distributed in accordance with a resolution of the meeting of shareholders.

17. Accounting of exchange-rate adjustments and differences

17.1. Positive and negative adjustments occasioned by changes in the official rate of foreign currencies to the Russian ruble during the reporting year are recorded as non-operating income and expenses on account 91, “Other Income and Expenses.”

17.2. Exchange-rate differences arising in the reflection of income (revenue) in the same reporting period as the one in which the revenue was reflected are recorded as income.

17.3. When exchange-rate differences arise in a period following that in which the income (revenue) was reflected, they credited to account 91, “Other Income and Expenses,” as non-operating income.

17.4. When payments are made to suppliers in rubles, in the equivalent of an amount denominated in foreign currency, the amount of the payment and (or) accounts payable and the value of the received materials (rendered services) are reflected taking into account exchange-rate differences.

17.5. When exchange-rate differences arise in a period following that in which the value of received materials (rendered services) was charged and recorded in the cost price of finished products and rendered services, they are debited to account 91, “Other Income and Expenses,” as non-operating expenses.

18. Appraisal of debt in respect of received loans

18.1. The organization’s obligations to banks and other organizations are recognized in accounting records including the interest owing on the obligations. Interest is debited to account 91, with a corresponding credit to borrowed funds (accounts 66, 67). Charged interest amounts are recorded separately. Overdue credits and loans are recorded separately.

19. Changes in accounting policy

19.1. This accounting policy has been developed in 2001 and enters into effect from 2001 for an indefinite period.

19.2. In accordance with article 6.4 of the Law on Accounting, changes in accounting policy may take place in cases of:

•                  reorganization of the enterprise;

•                  replacement of owners of the enterprise;

•                  changes in the regulatory framework or legislation relating to accounting;

•                  development of new methods of maintenance of accounting records (by the Ministry of Finance or by the enterprise itself);

•                  a new substantial change in the conditions of activity of the enterprise.

For the sake of comparability of data, all changes in accounting policy are made from the beginning of a new fiscal year. Exceptions may be made when regulatory acts relating to accounting introduce new rules with retroactive force.

19.3. In the event of a change in the types of activity carried out by the organization, and in cases when the organization acquires new accounting sections,  new separate divisions, etc., changes may be made to the accounting policy.

Deputy Chairman of the Management Board	M. V. Dubinin

Chief Accountant	S. V. Ardentova

Opinion of Auditing Firm (Auditor) on Financial Statements for 2001

AUDITOR’S OPINION ON RELIABILITY OF FINANCIAL STATEMENTS OF OPEN JOINT STOCK COMPANY “WIMM-BILL-DANN FOODS” AND CONFORMITY OF ACCOUNTING PROCEDURES TO LEGISLATION OF THE RUSSIAN FEDERATION FOR THE YEAR ENDING DECEMBER 31, 2002

1.   INTRODUCTION

An audit of the financial statements of OJSC Wimm-Bill-Dann Foods (hereinafter, the “Company”) for 2001 was conducted by CJSC UNICON/MS Consulting Group pursuant to contract No. 111-15003/2002 of March 15, 2002, on the basis of a resolution of the general meeting of shareholders of the Company to approve CJSC UNICON/MS Consulting Group as the official auditor (minutes of September 7, 2001, No. 2).

Summary information on CJSC UNICON/MS Consulting Group.

CJSC UNICON/MS Consulting Group has been registered by the Moscow Registration Chamber.

Certification of State Registration No. 272.543 of October 5, 1992. Banking details:

Taxpayer Identification Number (INN): 7716021332

Settlement account 40702810938270101484 at Tsaritsino OSB No. 7978 of Sberbank of Russia, Moscow

Correspondent account 30101810400000000225

BIC 044525225

OKONKh code 84400, OKNO code 11450284

Postal address: 11345, Moscow, Varshavskoe shosse, d. 125

Telephone: (095) 319-4656, 319-6636

Tel./fax: (095) 319-5909

E-mail: reception@unicon-ms.ru

Web: http://www.unicon-ms.ru

General director: Andrei Yurievich Dubinsky

CJSC UNICON/MS Consulting Group has the following licenses:

License to practice auditing in the area of a general audits, No. 004196 of February 16, 2000, issued by the RF Ministry of Finance on the basis of Order No. 356 of December 27, 1999, of the RF Ministry of Finance, valid until December 27, 2002;

License to practice auditing in the area of banking audits, No. 006332 of June 18, 1998, issued by the Central Attestation and Licensing Audit Commission of the RF Central Bank on the basis of Decision No. 4 of June 18, 1998, valid until June 18, 2003;

License to practice auditing in the area of audits of insurance organizations and mutual insurance companies (audits of insurers), No. 013793 of April 15, 1998, issued by the Central Attestation and Licensing Audit Commission of the RF Ministry of Finance on the basis of Decision No. 54 of March 27, 1998, valid until April 15, 2003;

License to practice auditing in the area of audits of exchanges, extrabudgetary funds, and investment institutions, No. 000001 of June 7, 1999, issued by the RF Ministry of Finance on the basis of Order No. 132 of June 7, 1999, valid until June 7, 2002.

The managing director of the department of auditor services, Natalya Vasilievna Kharlamova, is authorized to sign the Auditor’s Opinion on the basis of an order issued by the general director of CJSC UNICON/MS Consulting Group, No. 262 of December 27, 2001; a qualification attestation of the RF Ministry of Finance for general audits, No. 025432, issued on the basis of a decision of the Central Attestation and Licensing Audit Commission of the RF Ministry of Finance dated March 25, 1999, valid until March 25, 2002 (currently in renewal).

The audit was conducted in one stage: from March 18, 2002, through March 22, 2002.

The following persons participated in the audit:

Vadim Georgievich Kovaleev

director in the auditor services department (the “Auditor”), qualification attestation No. 023239 of June 30, 1998, issued by the TsALAK [Central Attestation and Licensing Audit Commission] of the Ministry of Finance of Russia, valid until July 30, 2004;

senior manager in the auditor services department, qualification attestation No. 023224 of July 30, 1998, issued by the TsALAK of the Ministry of Finance of Russia, valid until July 30, 2004;

Natalya Yakovlevna Grabovskaya

project manager, qualification attestation No. 040144 of November 28, 2001, issued by the TsALAK of the Ministry of Finance of Russia, without expiration date.

2. RESULTS

OPINION

OF CJSC UNICON/MS CONSULTING GROUP TO SHAREHOLDERS OF OJSC “WIMM-BILL-DANN FOODS” ON FINANCIAL STATEMENTS OF OJSC “WIMM-BILL-DANN FOODS” FOR 2001

1. We conducted an audit of the attached financial statements, which were prepared on the basis of results of the Company’s activities for 2001;

•                  Balance Sheet (Form No. 1);

•                  Income Statement (Form No. 2);

•                  Cash Flow Report (Form No. 3);

•                  Report on Changes in Capital (Form No. 4);

•                  Annexes to Balance Sheet (Form No. 5);

•                  Explanatory note to annual financial statements.

These reports were prepared by the executive body of the Company in accordance with the norms established by Federal Law No. 129-FZ of November 21, 1996, “On Accounting” (as amended); the Regulation on Accounting and Reporting in the RF, approved by Order No. 34n of July 29, 1998, of the RF Ministry of Finance; the Accounting Regulation “Financial Statements of an Organization” (PBU 4/99), approved by Order No. 43n of July 6, 1999, of the RF Ministry of Finance, Order No. 4n of January 13, 2000, “On Forms of Financial Statements of Organizations,” and other normative acts of the RF regulating the procedure for keeping accounting records and preparing financial statements.

Liability for the preparation of reports is borne by the Company’s executive body. Our responsibility is to express an opinion on the reliability of these reports in all material respects on the basis of the conducted audit.

2. We conducted an audit in accordance with Federal Law No. 119-FZ of August 7, 201, “On Auditing Activity” (as amended). In conducting the audit we also used internal auditing standards and methods.

The audit was planned and performed to obtain reasonable assurance that the financial statements contained no material misstatements. The audit included the selective examination of evidence supporting the amounts and disclosures contained in the financial statements.

The examination of economic and financial transactions completed by the company for conformity with current legislation was conducted exclusively to obtain reasonable assurance that the financial statements do not contain material misstatements.

We believe that our audit provides a reasonable basis for the opinion that the financial statements are accurate and that the procedure for keeping accounting records conforms to RF legislation.

Our audit of the Company’s financial statements for 2001 did not reveal any material errors or defects relating to systems of internal control, accounting, and compliance with current legislation.

In our opinion, the financial statements attached to this opinion are accurate, that is, were prepared in such a way as to ensure the reflection, in all material respects, of the assets and liabilities of the Company as at December 31, 2001, and the financial results of its activities for 2001 on the basis of the requirements of Federal Law No. 129-FZ of November 21, 1996, “On Accounting” (as amended), the Regulation on Accounting and Reporting in the RF, approved by Order No. 34n of July 29, 1998, of the RF Ministry of Finance, the Accounting Regulation “Financial Statements of an Organization” (PBU 4/99), approved by Order No. 43 of the RF Ministry of Finance, and other normative enactments of the RF regulating the procedure for keeping accounting records and preparing financial statements.

Enclosures. Financial statements of the Company for 2001 on 19 pages:

•                  Balance sheet (Form No. 1), on 4 pages;

•                  Income statement (Form No. 2), on 2 pages;

•                  Report on changes in capital (Form No. 3), on 2 pages;

•                  Cash flow report (Form No. 4), on 2 pages;

•                  Annex to the balance sheet (Form No. 5), on 6 pages;

•                  Explanatory note to the annual financial statements, on 3 pages.

BALANCE SHEET

		Codes
OKUD Form No. 1		0710001
At December 31, 2001	Date (year, month, day)
Organization: Open Joint Stock Company “Wimm-Bill-Dann Foods”OKPO code		57024227
Taxpayer Identification Number	INN	7709342399
Type of activity Production and sale of dairy and cultured milk products OKDP		84500
Organizational and legal form / form of ownership: private
	OKOPF / OKFS	47	34
Unit of measure: thousand rubles	OKEI code

	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
ASSET
I. NON-CIRCULATING ASSETS
Intangible assets (04, 05)	110	—	290
patents, licenses, trademarks (service marks), other similar rights and assets	111	—	290
formation expenses	112	—	—
Goodwill	113	—	—
Fixed assets (01, 02, 03)	120	—	—
land plots and natural resources	121	—	—
buildings, plant, and equipment	122	—	—
Construction in progress (07, 08, 16, 61)	130	—	1 072
Profitable investments in tangible assets (03)	135	—	—
including: property for leasing	136	—	—
property provided under lease contract	137	—	—
Long-term financial investments (58,59)	140	—	717 050
including: investments in subsidiaries	141	—	717050
investments in dependent companies	142	—	—
investments in other organizations	143	—	—
loans to organizations payable in more than 12 months	144	—	—
other long-term financial investments	145	—	—
Other non-circulating assets	150	—	—
TOTAL for Section I	190		718 412
II. CIRCULATING ASSETS
Inventories	210	—	43
raw materials, consumables, and other similar assets (10, 12, 13,16)	211	—	—
livestock in breeding and feeding (11)	212	—	—
work in progress costs (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	—	42
finished products and goods for resale (16, 40, 41)	214	—	—
shipped goods (45)	215	—	—
deferred expenses (97)	216	—	1
other reserves and expenses	217	—	—
Value-added tax on acquired assets (19)	220	—	142
Accounts receivable (payment expected more than 12 months after the reporting date)	230	—	—
buyers and customers (62, 76, 82)	231	—	—
bills of exchange receivable (62)	232	—	—
amounts owed by subsidiaries and dependent companies (78)	233	—	—
advances made (61)	234	—	—
other debtors	235	—	—
Accounts receivable (payment expected within 12 months of the reporting date)	240	—	4075
buyers and customers (62, 76, 82)	241	—	855
bills of exchange receivable (62)	242	—	—
amounts owed by subsidiaries and dependent companies (78)	243	—	—
amounts owed by participants (founders) in respect of contributions to charter capital (75)	244	—	—
advances made (61)	245	—	3218
other debtors	246	—	2
Short-term financial investments (56, 58, 82)	250	—	—
including: loans to organizations payable in less than 12 months	251	—	—
own shares redeemed from shareholders	252	—	—
other short-term financial investments	253	—	—
Monetary assets	260	—	463
including: cash (50)	261	—	2
settlement accounts (51)	262	—	185
foreign-currency accounts (52)	263	—	—
other monetary assets (55, 56, 57)	264	—	276
Other circulating assets	270	—	—
TOTAL for Section II	290	—	4723
BALANCE (sum of lines 190 + 290)	300	—	723135

	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
LIABILITIES
III. CAPITAL AND RESERVES
Charter capital (85)	410	—	700000
Additional capital (87)	420	—	—
Reserve capital (86)	430	—	—
statutory reserves	431	—	—
reserves formed in accordance with organizational documents	432	—	—
Social fund (88)	440	—	—
Special-purpose financing and receipts (96)	450	—	—
Retained earnings of previous years (88)	460	—	—
Uncovered losses of previous years (88)	465	—	—
Undistributed profit of the reporting year (88)	470	—	—
Uncovered losses of the reporting year (88)	475	—	(915)
TOTAL for Section III	490	—	699085
IV. LONG-TERM LIABILITIES
Loans and credits (67)	510	—	—
bank credits repayable more than 12 months after the reporting date	511	—	—
loans repayable more than 12 months after the reporting date	512	—	—
Other long-term liabilities	520	—	—
TOTAL for Section IV	590	—	—
V. SHORT-TERM LIABILITIES
Loans and credits (66)	610	—	8 414
bank credits repayable within 12 months of the reporting date	611	—	—
loans repayable within 12 months of the reporting date	612	—	—
Accounts payable	620	—	15636
suppliers and contractors (60, 76)	621	—	15256
bills of exchange payable (60)	622	—	—
amounts owed to subsidiaries and dependent companies (78)	623	—	—
amounts owed to employees (70)	624	—	15
amounts owed to state extrabudgetary funds (69)	625	—	46
amounts owed to the budget (68)	626	—	352
advances received (62)	627	—	—
other creditors (71,76)	628	—	13
Income payable to participants (founders) (75)	630	—	—
Deferred income (83)	640	—	—
Provisions for expenses (89)	650	—	—
Other short-term liabilities	660	—	—
TOTAL for Section V	690	—	24050
BALANCE (sum of lines 490 + 590 + 690)	700	—	723135

STATEMENT
OF ASSETS ON OFF-BALANCE ACCOUNTS

Item	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
Rented fixed assets (001)	910	—	—
including leased assets	911	—	—
Valuables in custody (002)	920	—	—
Consigned goods (004)	930	—	—
Bad debts written off as losses (007)	940	—	—
Received security for obligations and payments (008)	950	—	—
Issued security for obligations and payments (009)	960	—	762856
Depreciation of housing (014)	970	—	—
Depreciation of amenities and similar facilities (015)	980	—	—

STATEMENT OF PROFITS AND LOSSES

		Codes
OKUD Form No. 2		0710002
at December 31, 2001	Date (year, month, day)
Organization Open Joint Stock Company “Wimm-Bill-Dann Foods”	OKPO code	57024227
Taxpayer Identification Number	INN	7709342399
Type of activity Productiond and sale of dairy and cultured milk products	OKDP	84500

Organizational and legal form / form of ownership private	OKOPF / OKFS	47	34
Unit of measure: thousand rubles	OKEI code

accrual basis

Item	Line code	Reporting period	Same period of preceding year
1	2	3	4
I. Income and expenses for usual activities
Proceeds (net) from sale of goods, products, work, services (less the VAT, excises, and similar obligatory payments)	010	2198	—
including from sale of: finished products	011	—	—
goods	012	—	—
services	013	—	—
other sales	014	—	—
Cost price of goods, products, work, and services sold	020	7	—
finished products	021	—	—
goods	022	—	—
services	023	—	—
other sales	024	—	—
Gross profit	029	—	—
Trading costs	030	—	—
Management costs	040	340	—
Profit (loss) from sales (lines (010 - 020 - 030 - 040)	050	1851	—
II. Operating income and expenses
Interest receivable	060	—	—
Interest payable	070	—	—
Income from participation in other organizations	080	—	—
Other operating income	090	—	—
Other operating expenses	100	1444	—
III. Non-sales income and expenses
Non-sales income	120	—	—
Non-sales expenses	130	711	—
Profit (loss) before tax (lines (050 + 060 - 070 + 080 + 090 - 100 + 120 - 130))	140	304	—
Tax on profit and other similar compulsory payments	150	611	—
Profit (loss) from usual activities	160	915	—
IV. Extraordinary income and expenses
Extraordinary income	170	—	—
Extraordinary expenses	180	—	—
Net profit (undistributed profit (loss) of the reporting period) (lines (160 + 170 - 180))	190	915	—

INDIVIDUAL INCOME AND EXPENSE ITEMS

Item	Line code	Reporting period		Same period of preceding year
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties, and charges acknowledged by payer or payable pursuant to the decision of a court (arbitral tribunal)	210	—	—	—	—
Accumulated income (loss)	220	—	—	—	—
Compensation for losses caused by nonperformance or improper performance of obligations	230	—	—	—	—
Exchange-rate differences in foreign-exchange operations	240	—	—	—	—
Reduction of cost price of manufacturing inventory by the end of the reporting period	250	—	—	—	—
Write-off of receivables and payables upon expiration of limitations period	260	—	—	—	—

Equity Change Statement

		Codes
OKUD form No. 3		0710003
for the year 2001	Date (YY, MM, DD)
Business entity: Wimm-Bill-Dann Foods OJSC	OKPO	57024227
Tax payer’s ID number	INN	7709342399
Type of business: production and realization of dairy and sour milk products	OKDP	84500
Legal status / ownership: Open Joint Company / joint private and foreign ownership	OKOPF/OKFS	47/34
Measurement unit: RUR ‘000	OKEI

Description	Line Item Code	Balance as at the start of the accounting year	Received during the accounting year	Spent (used) during the accounting year	Balance as at the end of the accounting year
1	2	3	4	5	6
I. Equity
Charter (contributed) capital	010	—	—	—	7 000 000
Added capital	020	—	—	—	—
Reserve fund	030	—	—	—	—
	040	—	—	—	—
Retained profits for the accounting year — total	050	—	—	—	—
Social purposes fund	060	—	—	—	—
Target financing and receipts – total	070	—	—	—	—
	080	—	—	—	—
TOTAL of Section I	079	—	—	—	700 000
II. Reserve for future expenditure — total	080
TOTAL of Section II	089	—	—	—	—
III. Evaluation reserves — total	090
TOTAL of Section III	099	—	—	—	—
IV. Equity change
Amount of equity as at the start of the accounting period	100	7 000 000	—	—	—
Equity increase — total	110	—	—	—	—
including: additional share issue	111	—	—	—	—
asset revaluation	112	—	—	—	—
additions to property	113	—	—	—	—
restructuring of a legal entity (merger, affiliation)	114	—	—	—	—
revenues which are directly attributable to equity increase according to accounting rules and procedures	115	—	—	—	—
Equity decrease — total	120	—	—	—	—
including: decrease in share nominal value	121	—	—	—	—
decrease in share quantity	122	—	—	—	—
restructuring of a legal entity (division, spin-off)	123	—	—	—	—
revenues which are directly attributable to equity decrease according to accounting rules and procedures	124	—	—	—	—
Amount of equity as at the end of the accounting period	130	7 000 000	—	—	—

Clarification

Description	Line Item Code	Balance as at the Start of the Accounting Period	Balance as at the End of the Accounting Period
1	2	3	4
1) Net assets	150	—	698 872

		From the Budget		From Off-budget Funds
		accounting year	previous year	Accounting year	previous year
		3	4	5	6
2) Received for:
expenditure on ordinary types of business – total	160	—	—	—	—
Capital investments in noncurrent assets	170	—	—	—	—

Cash Flow Statement

		Codes
OKUD form No. 4		0710003
for the year 2001	Date (YY, MM, DD)
Business entity: Wimm-Bill-Dann Foods OJSC	OKPO	57024227
Tax payer’s ID number	INN	7709342399
Type of business: production and realization of dairy and sour milk products	OKDP	84500
Legal status / ownership: Open Joint Company / joint private and foreign ownership	OKOPF/OKFS	47/34
Measurement unit: RUR ‘000	OKEI

Description	Line Item Code	Amount	Including
			Current Activities	Investing Activities	Financing Activities
1	2	3	4	5	6
1. Cash balance as at the start of the year	010	—	x	x	x
2. Total cash receipts – total	020	11 895	11 895	—	—
including:
proceeds from the sale of goods, products, work and services	030	1 776	—	x	—
proceeds from the sale of fixed assets and other property	040	—	—	—	—
advances received from buyers (customers)	050	—	—	x	—
budget allocations and other target financing	060	—	—	—	—
on a gratis basis	070	—	—	—	—
credits borrowed	080	—	—	—	—
loans borrowed	085	9 807	9807	—	—
dividend, interest on financial investments	090	—	x	—	—
other receipts	110	312	312	—	—
3. Total cash spent – total	120	11 432	11 432	—	—
including:
payment for acquired goods, work, services	130	3 465	3 465	—	—
labour remuneration	140	—	x	x	x
payments to the state off-budget funds	150	—	x	x	x
provision of amounts to be accounted for	160	—	—	—	—
provision of advances	170	4 091	4 091	—	—
payment for shares in construction	180	—	x	—	x
payment for machinery, equipment and transportation facilities	190	—	x	—	x
financial investments	200	—	—	—	—
payment of dividends, interest on securities	210	—	x	—	—
payments to the state and other budgets	220	2 118	2 118	x	—
payment of interest and principal under borrowed credits, loans	230	1 393	1 393	—	—
other payments, transfers, etc	250	365	365	—	—
4. Cash balance as at the end of the accounting period	260	463	x	x	x
NOTES: Line item 020 includes cash payments (other than line item 100) – total	270	10
including settlement:		—
with legal entities	280	—
with individuals	290	10
including application of:
cash registers	291	—
mandatory accounting slips	292	10
Available funds:
received from bank to the cash office of the business entity	295	—
transferred to bank from the cash office of the business entity	296	8

Appendix to Balance Sheet

		Codes
OKUD form No. 5		0710003
for the year 2001	Date (YY, MM, DD)
Business entity: Wimm-Bill-Dann Foods OJSC	OKPO	57024227
Tax payer’s ID number	INN	7709342399
Type of business: production and realization of dairy and sour milk products	OKDP	84500
Legal status / ownership: Open Joint Company / joint private and foreign ownership	OKOPF/OKFS	47/34
Measurement unit: RUR ‘000	OKEI

1. Borrowed Funds Movement

Description	Line Item Code	Balance as at the Start of the Accounting Year	Received	Repaid	Balance as at the End of the Accounting Year
1	2	3	4	5	6
Long-term credits	110	—	—	—	—
including those unpaid when due	111	—	—	—	—
Long-term loans	120	—	—	—	—
including those unpaid when due	121	—	—	—	—
Short-term credits	130	—	—	—	—
including those unpaid when due	131	—	—	—	—
Short-term loans	140	—	9 807	1 393	8414
including those unpaid when due	141	—	—	—	—

2. Accounts Receivable and Payable

Description	Line Item Code	Balance as at the Start of the Accounting Year	Incurred Liabilities	Discharged Liabilities	Balance as at the End of the Accounting Year
1	2	3	4	5	6
Accounts receivable:
short-term	210	—	6766	2691	4075
including those overdue	211	—	—	—	—
including those exceeding 3 months	212	—	—	—	—
long-term	220	—	—	—	—
including those overdue	221	—	—	—	—
including those exceeding 3 months	222	—	—	—	—
line item 220 includes amounts receivable later than within 12 months after the closing date	223	—	—	—	—
Accounts receivable:
short-term	230	—	22 257	6 621	15 636
including those overdue	231	—	—	—	—
including those exceeding 3 months	232	—	—	—	—
long-term	240	—	—	—	—
including those overdue	241	—	—	—	—
including those exceeding 3 months	242	—	—	—	—
line item 240 includes amounts receivable later than within 12 months after the closing date	243	—	—	—	—
Suretyships:
obtained	250	—	—	—	—
including those from third parties	251	—	—	—	—
provided	260	—	—	—	—
including those to third parties	261	—	—	—	—

Clarification to Section 2

Description	Line Item Code	Balance as at the Start of the Accounting Year	Incurred Liabilities	Discharged Liabilities	Balance as at the End of the Accounting Year
1	2	3	4	5	6
1) Movement of promissory notes	—	—	—	—
Issued promissory notes	262	—	—	—	—
including those overdue	263	—	—	—	—
Received promissory notes	264	—	—	—	—
including those overdue	265	—	—	—	—
2) Receivables for supplied products (work, services) at the actual cost value	266	—	—	—	—

3) List of major debtor entities

Entity	Line Item Code	Balance as at the End of the Accounting Year
		total	including those exceeding 3 months
1	2	3	4
1. ZAO “Arthur Andersen”	270	2 538	—
2. OJSC “Federal Stock Corporation”	271	534	534

4) List of major creditor entities

Entity	Line Item Code	Balance as at the End of the Accounting Year
		total	including those exceeding 3 months
1	2	3	4
1. OJSC “Lianozovo Dairy”	280	914	914
2. LLC “Experimentalnoye Obiedineniye ISSA”	281	562	—
3. LLC “Vitafruit”	282	7 500	4 681

3. Depreciable Assets

Description	Line Item Code	Balance as at the Start of the Accounting Year	Received (commissioned)	Retired	Balance as at the End of the Accounting Year
1	2	3	4	5	6
I. INTANGIBLE
Rights to objects of intellectual (industrial) property	310	—	338	48	290
including those resulting: from copyright and other agreements works of science, literature, art and objects of related rights, to software, data bases, etc.	311	—	—	—	—
from patents for inventions, industrial designs, selection achievements, from certificates for utility models, trade and service marks, or from license agreements to use the same	312	—	338	48	290
from rights to know-how	313	—	—	—	—
Rights to use separate natural objects	320	—	—	—	—
Disbursements	330	—	—	—	—
Goodwill of the entity	340	—	—	—	—
Others	349	—	—	—	—
Total (sum of line items 310 + 320 + 330 + 340 + 349)	350	—	338	48	290
II. FIXED ASSETS
Land plots and nature management objects	360	—	—	—	—
Buildings	361	—	—	—	—
Structures	362	—	—	—	—
Machinery and equipment	363	—	—	—	—
Transportation facilities	364	—	—	—	—
Business and production implements	365	—	—	—	—
Draft cattle	366	—	—	—	—
Breeder cattle	367	—	—	—	—
Perennial plants	368	—	—	—	—
Other types of fixed assets	369	—	—	—	—
TOTAL (aggregate of line items 360-369)	370	—	—	—	—
including: productive	371	—	—	—	—
non-productive	372	—	—	—	—
III. PROFITABLE INVESTMENTS IN ITEMS OF VALUE
Property to be transferred on a lease basis	381	—	—	—	—
Property to be provided under a hiring contract	382	—	—	—	—
Others	383	—	—	—	—
TOTAL (aggregate of line items 381—383)	385	—	—	—	—

Clarification to Section 3

Description	Line Item Code	Balance as at the Start of the Accounting Year	Balance as at the End of the Accounting Year
1	2	3	4
Columns 3 and 6 of line item 371 include assets transferred on a lease basis — total	387	—	—
including: building	388	—	—
structures	389	—	—
	390	—	—
	391	—	—
transferred to mothballing	392	—	—
Depreciation of depreciable property
intangible assets	393	—	48
fixed assets — total	394	—	—
including: buildings and structures	395	—	—
machinery, equipment, transportation facilities	396	—	—
others	397	—	—
profitable investment in items of value	398	—	—
NOTES: Results of index-linking in connection with revaluation of fixed assets:	—	—
historical (replacement) cost	401	—
depreciation	402	—
Pledged property	403	—	—
Value of depreciable property on which no depreciation is accrued – total	404	—	—
including: intangible assets	405	—	—
fixed assets	406	—	—

4

Description	Line Item Code	Balance as at the Start of the Accounting Year	Accrued (generated)	Applied	Balance as at the End of the Accounting Year
1	2	3	4	5	6
Entity’s own funds – total	410	—	—	—	—
including:
profit retained by entity	411	—	—	—	—
Borrowed funds — total	420	—	—	—	—
including:
bank credits	421	—	—	—	—
funds borrowed from other entities	422	—	—	—	—
shares in construction	423	—	—	—	—
from budget	424	—	—	—	—
from off-budget funds	425	—	—	—	—
others	426	—	—	—	—
Total own and borrowed funds (aggregate of line item 410 and 420)	430	—	—	—	—
NOTES:
Construction in progress	440	—	—	—	—
Investments in subsidiaries	450	—	—	—	—
Investments in subordinate companies	460	—	—	—	—

5. Financial Investments

Description	Line Item Code	Long-term		Short-term
		At the Start of the Accounting Year	At the End of the Accounting Year	At the Start of the Accounting Year	At the End of the Accounting Year
1	2	3	4	5	6
Interest and shares in other entities	510		717 050	—	—
Bonds and other debt liabilities	520	—	—	—	—
Loans provided	530	—	—	—	—
Others	540	—	—	—	—
NOTES: Bonds and other securities at market value	550	—	—	—	—

6. Cost of Ordinary Types of Business

Description	Line Item Code	Accounting Year	Previous Year
1	2	3	4
Material expenses	610	7	—
Payroll costs	620	102	—
Allocations to social needs	630	36	—
Depreciation	640	—	—
Other expenses	650	202	—
Total by cost fraction	660	347	—
Change in balance (increase [+], decrease [-]): work in progress	670	—	—
deferred expenses	680	—	—
reserves for future periods	690	—	—

7. Social Indicators

Description	Line Item Code	Payable by Estimate	Spent	Transferred to Funds
1	2	3	4	5
Allotments to the state off-budget funds:
Social Insurance Fund	710	4	—	4
Pension Fund	720	28	—	29
Employment Fund	730	—	—	—
medical insurance	740	4	—	4
Allotments to non-governmental pension funds	750	—	x	—

Allotments to non-governmental pension funds	750
Insurance payments under pension voluntary insurance agreements	755	—
Average number of employees	760	5
Cash payments and inducements unrelated to manufacturing of products, performance of work, provision of services	770	—
Profits from shares and investments into the entity’s property	780	—

ATTACHMENT

Financial Statements
for 2002

None

ACCOUNTING POLICY

APPROVED

Deputy Chairman of the Management Board

                            (M. V. Dubinin)

ORDER

No. 2-od of December 29, 2001       Moscow

1. General provisions

1.1. The accounting of OJSC Wimm-Bill-Dann Foods is done in accordance with regulatory documents defining methodological foundations and procedures for the organization and maintenance of accounting records:

•                  the Federal Law “On Accounting,” No. 129-FZ of November 21, 1996;

•                  the Regulation on Accounting and Reporting in the Russian Federation;

•                  the Chart of Accounts for Financial and Business Activity of Enterprises; accounting regulations;

•                  other regulatory documents, methodological instructions, and materials on accounting issues, as amended.

1.2. Accounting of property, obligations, and business transactions is done on the basis of natural measures in monetary terms by means of their thorough, uninterrupted, documented, and interrelated reflection.

1.3. The objectives of accounting are:

•                  to form complete and accurate information on business processes and results of the enterprise’s activity;

•                  to provide control over the presence and movement of property and the use of material, human, and financial resources;

•                  timely warning of negative occurrences in financial and business activity;

•                  identification and mobilization of internal reserves.

1.4. The accounting policy of the enterprise has been developed on the basis of the following requirements of accounting records:

•                  completeness,

•                  reliability,

•                  timeliness,

•                  prudence,

•                  priority of substance over form,

•                  no contradiction, and

•                  rationality,

and also on the basis of the following assumptions:

•                  the assumption of autonomy of assets,

•          the assumption of the definitive placement of facts of business activity in terms of time;

•          the assumption of consistency of accounting policy.

1.5. Liability for organization of accounting is borne by the director of the enterprise.

1.6. The chief accountant of the enterprise ensures control of all business transactions and their reflection in the accounts, and the submission of operative and resultative information within the established times according to the document flow plan (attachment 1).

1.7. The chief accountant of the enterprise, jointly with the director of the enterprise, signs documents serving as the basis for acceptance of materials assets, cash amounts, and payment, lending, and financial instruments.

1.8. The chief accountant of the enterprise does not have the right to accept for performance and execution documents in respect of transactions that are contrary to legislation or in violation of contract and financial discipline (job descriptions of employees of the accounting department, attachment).

1.9. Intraplant reports are prepared, formalized, and presented in accordance with internal regulations, directives, and orders relating to the plant.

2. Organizational and technical section

2.1. Accounting in the enterprise is carried out by the accounting department as an independent structural unit headed by the chief accountant. The employees of the accounting department are guided in their activity by the Regulation on the Accounting Department and the job descriptions of employees of the accounting department.

2.2. The enterprise compiles external and internal financial statements as the final stage of accounting. External financial statements include:

1) balance sheet;

2) income statement;

3) attachments to the balance sheet;

4) auditor’s opinion confirming the reliability of financial statements;

5) explanatory notes.

The composition of internal reports and their forms, frequency, and periods of preparation and provision, and the list of persons responsible for preparing internal reports and list of potential users are approved by the Regulation on Internal Accounting.

3. Selected accounting methods

3.1. Accounting at the plant is conducted in the ledger-and-order form of double-entry accounting according to the chart of accounts.

3.2. Accounting in the enterprise is done on the basis of source accounting documents. Unified forms approved by the State Statistics Committee (Goskomstat) are used as source accounting documents in the enterprise. Also used in the enterprise are source accounting forms containing obligatory information, developed within the enterprise and approved by corresponding regulations.

The basis for entries in the accounting ledgers is source documents, which must be prepared at the time the business transaction is executed or immediately after the end of the transaction and contain obligatory information:

•          the name of the document (form);

•          the form code;

•          the date of preparation;

•          the name of the organization in whose name the document is prepared;

•          the substance of the business transaction;

•          measures of the business transaction (in real and monetary terms);

•          names of the officers responsible for performance of the business transaction and its proper formalization;

•          personal signatures and transcriptions of their names.

3.3. Information contained in source documents accepted for recording and required for reflection in accounting records is accumulated and systematized in accounting ledgers developed and recommended by the Ministry of Finance of the Russian Federation and the agencies authorized by Federal Laws to regulate accounting.

Information on business transactions conducted over a certain period of time are transferred from the accounting ledgers in grouped form to the financial statements.

3.4. Unstipulated adjustments to source documents and accounting ledgers are not permitted. Error adjustments must be confirmed by the signature of the persons who signed the document, accompanied by indication of the date of the adjustment. Adjustments to cash and banking documents are not permitted.

3.5. Source documents, accounting ledgers, and financial statements are subject to compulsory storage in accordance with the established procedure and periods. Responsibility for ensuring the safekeeping of these documents during work with them and for their timely transfer into archives is borne by the chief accountant.

4. Appraisal of property, obligations, and business transactions

4.1. Property, obligations, and business operations are subject to appraisal for the purpose of their reflection in accounting records and reports. Appraisals are made in monetary terms by summation of actually incurred expenses.

Other forms of appraisal are used in the cases established by Russian Federation legislation, regulatory acts on accounting, and this Regulation [sic], or other regulatory acts of the Russian Federation.

4.2. The plant makes appraisals of property, obligations, and business transactions in the currency in use in the territory of the Russian Federation, i.e., in rubles.

4.3. Entries in accounting records relating to foreign-currency denominated accounts of the plant, as well as its transactions in foreign currency, are made in the currency in use in the Russian Federation, in amounts determined by conversion of the foreign currency at the rate of the Central Bank of the Russian Federation in effect on the date of performance of the transaction.  Simultaneously these entries are made in the currency of settlements and payments.

4.4. Penalties, fines, and forfeitures for breach of contract are recognized in accounting records in the same period in which they are acknowledged by the debtor or awarded by a court decision.

5. Inventorying

5.1. For purposes of ensuring the reliability of accounting data and reports in the enterprise, inventorying of property and obligations is conducted, in the course of which their existence, condition, and appraisal are verified and documentarily confirmed. Inventorying is conducted in accordance with RF Ministry of Finance Order No. 49 of June 13, 1995, “On Approval of Methodological Instructions for Inventorying of Property and Financial Obligations.”

5.2. The number of times inventorying is to be conducted during a reporting year, the dates of each, and the list of property and obligations to be verified in each instance are established by the plant, except in cases when inventorying is obligatory:

•              when property of the enterprise is leased, redeemed, or sold;

•              prior to the preparation of annual financial statements, with the exception of property inventoried no earlier than October 1 of the reporting year. Fixed assets are inventoried once every three years; library resources are inventoried once every five years.

•              in case of replacement of materially liable persons (at the day of transfer of files);

•              in case of establishment of facts of embezzlement and abuse, or establishment of deterioration of inventory;

•              in case of fire or acts of God;

•              in case of possible liquidation of the enterprise, prior to the preparation of a liquidation balance sheet;

•              in other cases provided by legislation of the Russian Federation.

The results of inventorying are formalized in a protocol signed by the members of the committee and approved by the director of the plant.

5.3. If discrepancies between actual presence of property and accounting data are identified in the course of inventorying, they are regulated in the following manner: a surplus of fixed assets, tangible assets, cash amounts, and other property are received and entered to the financial results of the plant’s business activity for the month in which inventorying ended.

5.4 Shrinkage of inventory within statutory limits is written off accordingly to production (distribution) costs pursuant to a directive issued by the director of the plant.

5.5. Shortages of tangible assets, cash amounts, and other property, including deterioration exceeding standard rates for natural shrinkage, are attributed to the persons responsible. In cases when the persons responsible are not established or a court declines to order recovery from them, losses from shortages and deterioration are written off to financial results

5.6. Surpluses and shortages resulting from resorting may be mutually offset only, by way of exception, when made in the same period being verified, attributed to the same person being verified, in relation to inventory assets of the same kind and in identical quantities, and pursuant to a directive issued by the director of the enterprise.

6. Rules for appraisal of accounting items. Investments into non-current assets

6.1. Included in capital investments are expenses for construction and assembly work, acquisition of equipment, tools, and implements, and other capital work and costs. Capital investments are reflected in the balance sheet according to actual costs.

6.2. Works of capital construction in a state of temporary operation are not included in fixed assets until transferred into permanent operation. Costs relating to these items are reflected in accounting records and reports as capital investments in progress.

7. Financial investments

7.1. Financial investments are investments of the organization into state securities (bonds and other debt instruments), securities, contributions into the charter capital of other organizations, and loans to other organizations in the Russian Federation and elsewhere. All financial investments are recorded on separate subaccounts of account 58.

8. Fixed assets

8.1. Fixed assets are the portion of property used as means of labor in the production of products (work, services) for an extended period of time, i.e., having a useful life longer than 12 months, or longer than the ordinary operating cycle if it exceeds 12 months.

8.2. Fixed assets include buildings, constructions, machinery and equipment, measuring and regulating devices and instruments, computer hardware, vehicles, tools, production and business implements and supplies, and other corresponding items.

Land and natural resources (water, subsoil, and other natural resources) owned by the plant and capital investments into leased fixed assets are accounted as fixed assets.

8.3. Fixed assets are accounted in the enterprise in accordance with PBU 6/01, “Accounting of Fixed Assets,” approved by RF Ministry of Finance Order No. 26n of March 30, 2001 (as amended), the Methodological Instructions on Accounting of Fixed Assets approved by RF Ministry of Finance Order No. 33n of July 20, 1998 (as amended), and other regulatory acts.

Fixed assets are accepted for the purpose of accounting at their initial value, i.e., the amount of actual expenses for their acquisition, construction, and production, not including the value-added tax and other applicable taxes (except in the cases provided by the legislation of the Russian Federation). Actual expenses for acquisition, construction, and production of fixed assets are:

1. amounts payable to the supplier (seller) in accordance with a contract;

2. amounts payable to organizations for completion of work under construction subcontract agreements and other contracts;

3. amounts payable to organizations for informational and consulting services associated with the acquisition of fixed assets;

4. registration fees, government duties, and other similar payments made in connection with the acquisition (obtainment) of rights to a fixed asset item;

5. customs duties;

6. unrecoverable taxes paid in connection with the acquisition of a fixed asset item;

7. fees payable to an intermediary organization through which a fixed asset item was purchased;

8. other expenses directly associated with the acquisition, construction, and production of a fixed asset item—in particular, interest on borrowed funds that accrued prior to the acceptance of a fixed asset item for accounting, if the funds are borrowed for the purpose of acquiring, constructing, or producing the item.

8.4. Actual expenses for acquisition and construction of fixed asset items are determined taking into account exchange-rate differences that arise before the assets are accepted for accounting to account 01 (put into operation), in cases of payment in rubles in the equivalent of amounts denominated in a foreign currency (conventional monetary units). Exchange-rate differences that arise after fixed assets are accepted accounting to 01 (put into operation) are reflected as non-operating expenses (income) on account 91, “Other Income and Expenses.”

8.5. The initial value of fixed assets paid into the plant’s charter capital is measured as their cash value as approved by the organization’s founders (participants), unless otherwise provided by current legislation of the Russian Federation.

8.6. The initial value of fixed assets acquired in exchange for property other than cash is determined with reference to the value usually assigned to similar goods (assets) by the plant in comparable circumstances.

8.7. The value at which fixed assets were accepted for the purpose of accounting is not subject to change except in the cases established by legislation of the Russian Federation.

A change in the initial value of fixed assets is permitted in cases of additions, betterments, reconstruction, and partial liquidation of fixed asset items.

8.8. Revaluation of fixed assets is done in accordance with current legislation of the Russian Federation no more than once a year.

An increase in the carrying amount of a fixed asset item as a result of revaluation is debited to account 01, “Fixed Assets,” and credited to account 83, “Revaluation Surplus.” A revaluation increase equal to decreases made in preceding reporting periods and debited to account 91, “Organization’s Expenses,” as a non-sales expense is credited to account 91, “Organization’s Income,” as non-operating income.

A revaluation decrease in the carrying amount of a fixed asset item is assigned to the other income and expenses account (acct. 91).

A revaluation decrease in the carrying amount of a fixed asset item is charged against the revaluation surplus formed from revaluation increases of the same item made in preceding reporting periods. The excess of a revaluation decrease over the revaluation increase credited to the revaluation surplus in previous periods is recognized as a non-sales expense in the other income and expenses account (acct. 91).

When a fixed asset item is disposed of, the amount of its revaluation increase is transferred from the organization’s revaluation surplus as non-operating income to the other income and expenses account (acct. 91).

8.9. The value of the organization’s fixed assets is recovered through depreciation. Deprecation rates are calculated on the basis of the maximum useful life of fixed assets as defined in the classification of fixed assets. The classification of fixed assets including in depreciation groups was approved by Russian Federation Government Decree No. 1 of January 1, 2002, “On the Classification of Fixed Assets to be Included in Depreciation Groups.”

The straight-line method of depreciation is used at the plant.

8.10. Wear and tear (depreciation) with respect to production-related fixed assets is reflected in the accounting records by a credit to account 02 in correspondence with expense accounts for production and distribution costs, and with respect to fixed assets leased out under a current lease and non-production-related fixed assets, to the sources of financing.

8.11. Fixed asset items with a unit value of 2,000 rubles or less are charged as production costs (cost of sales) by means of 100% depreciation as they issued to production or operation (debit to accounts 24, 44, and 91, for non-production-related fixed assets, credit to account 02). Books, booklets, and other similar publications are charged as production costs (selling costs) as they are issued to production or operation.

8.12. Previously used fixed assets are depreciated on the basis of their actual time of use and expected useful life. The expected useful life is calculated as the difference between the useful life calculated for new items and the period of actual use.

In accordance with current legislation, the following items are not depreciated:

•          fixed asset items whose consumer attributes do not change over time (housing facilities (houses, hostels, apartments, etc.));

•          assets laid up in accordance with the established procedure;

•          land improvements;

•          road facilities;

•          perennial plants that have not reached production age;

•          land and natural resources.

8.13. The recognition of depreciation charges for a fixed assets item may not be suspended during its useful life unless by decision of the director of the plant it is either laid up for a period of more than three months or transferred into restoration period lasting more than 12 months.

After the end of reconstruction, re-equipment, or modernization, the corresponding costs may increase the initial value of the item if its initial performance is improved by the modernization; in the month following the month in which an increase in value took place, depreciation proceeds on the basis of the restored value of the item, but without an increase in the initially established depreciation period.

8.14. For the purpose of accounting for disposal of fixed assets (sale, write-off, partial liquidation, etc.), a subaccount, “Disposal of Fixed Assets,” is provided under account 01, “Fixed Assets.” The value of a disposed fixed asset item is debited to this subaccount, while accumulated depreciation is credited to account 02, “Amortization of Fixed Assets.” The residual value of a disposed fixed asset is charged as a credit against account 01 and debited to account 91, “Other Income and Expenses.”

8.15. Costs for all types of repairs (current, medium-term, and capital) of fixed production assets are included in the cost price of products according to the respective cost components without formation of a repair fund.

9. Intangible assets

9.1. Intangible assets are accounted in accordance with Accounting Regulation PBU 14/2000, approved by RF Ministry of Finance Order No. 91n of October 16, 2000.

Assets meeting the following criteria are deemed intangible:

•                  lack of a material (physical) structure,

•                  possibility of identification (isolation, separation) of the asset from other property,

•                  use in the production of products, in the performance [of work], or the rendering of services, or for administrative needs of the organization,

•                  long-term use (i.e., with a useful life exceeding 12 months),

•                  ability to bring future economic benefits (income) to the organization;

•                  availability of properly executed documents that confirm the existence of the asset itself and the organization’s exclusive right to the results of intellectual activity (patents, certificates, other documents of title, etc.).

The following works of intellectual property (exclusive right to the results of intellectual activity) are deemed intangible assets:

•                  a patenter’s exclusive right to an invention, industrial design, or model;

•                  exclusive copyright in computer programs and databases;

•                  an owner’s exclusive right in a trademark;

•                  property right of an author or other right holder in an integrated circuit topography;

•                  goodwill of the organization;

•                  start-up costs (expenses associated with the formation of a legal entity, recognized in accordance with the foundation documents as a part of the contribution of participants to the charter (reserve) capital).

9.2. Intangible assets are reflected in accounting records and reports in the amount of the actual expenses for acquisition, creation, and production, as well as expenses for preparing them for their intended use.

The initial value of intangible assets received as a contribution to the charter capital is based on a cash value agreed upon by the founders (participants) of the organization, unless otherwise provided by law.

The carrying amount of intangible assets is not subject to change from the initially recorded value, except in the cases established by RF legislation.

9.3. Intangible assets are initially recognized in accounting records as a debit to account 04 in correspondence with account 08.

9.4. Intangible assets are amortized at the plant by the straight-line method, on the basis of the initial value of the assets and amortization rates calculated on the basis of the useful life of the item.

9.5. The useful life of intangible assets is determined by the organization at the time the item is initially recognized in accounting records. If the useful life an intangible asset cannot be determined, amortization rates are based on a twenty-year amortization period (but the amortization period cannot exceed the period of activity of the plant).

9.6. Amortization charges on intangible assets are recognized as credits to account 05 in correspondence with production expense accounts. Amortization charges on intangible assets not used during the reporting period are credited to account 05 in correspondence with account 97.

9.7. When intangible assets are derecognized, their value recorded in account 04, “Intangible Assets,” is reduced by the amount of accumulated amortization (with a debit to account 05, “Amortization of Intangible Assets”). The residual value is credited to account 04 and debited to account 91, “Other Income and Expenses.”

10. Acquisition, preparation, and recording of inventories and their writedown.

10.1. Production inventories are accounted on the basis of Accounting Regulation PBU 5/01, “Accounting of Inventories,” approved by RF Ministry of Finance Order No. 44n of June 09, 2001.

Inventories include:

•                  raw materials and consumables used in production, intended for sale, and used for administrative needs;

•                  finished products (for accounting of release of finished products see section 13);

•                  goods.

10.2. Production inventories and goods are reflected in accounting records and reports at actual cost price.

10.3. Actual cost price is determined on the basis of costs for their acquisition:

1) amounts payable to the supplier in accordance with a contract, excluding the value-added tax;

2) amounts payable to organizations for informational and consulting

3) [sic] services associated with the acquisition of inventories;

2) customs duties;

3) expenses related to procurement and transportation of inventories to the place of use thereof, including insurance costs;

4) fees payable to an intermediary organization through which production inventories were purchased;

5) unrecoverable taxes paid in connection with acquisition of production inventories;

6) other costs directly associated with acquisition.

10.4. Actual costs for acquisition of materials are determined taking into account exchange-rate differences arising before inventories are accepted for accounting, in cases of payment in rubles of amounts denominated in foreign currency (conventional monetary units). Exchange-rate differences that arise after inventories are accepted for accounting are reflected as non-operating expenses (income) on account 91, “Other Income and Expenses.”

10.5. The cost price of production inventories and goods also includes costs for acquisition of packaging. If the cost of packaging accepted from suppliers with production inventories is included in their price, then, if necessary, the cost of packaging will be excluded from total expenses at its price of possible use.

10.6. The actual cost price of inventories received under contracts provided for performance of obligations (payment) in money is deemed to be the value of the assets transferred or to be transferred by the plant. The value of assets transferred or to be transferred by the plant is determined on the basis of the price at which the plant determines the value of similar assets. If this value cannot be established, the value of received inventories is determined based on the price of acquiring similar materials.

10.7. The actual cost price at which inventories are accepted for accounting is not subject to change, except in the cases established by legislation of the Russian Federation.

10.8 When material resources are charged off to production or otherwise disposed of, their actual cost price is determined according to the average cost price per unit of each type.

10.9. When materials are disposed of (sale, write-off, gratuitous assignment, etc.), their value is debited to account 91, “Other Income and Expenses,” and credited to account 10, “Materials.”

11. Accounting of production costs, distribution of expenses, and calculation of cost price

11.1. For the purpose of accounting for the plant’s production costs relating to ordinary activities, the chart of accounts provides accounts 20 and 26.

11.2. Accounting records of costs for production of products and services are maintained pursuant to the prescribed method.

11.3. Direct costs of the plant are accumulated during the month in account 20, “Primary Production,” according to cost components.

11.4. General (administrative) expenses are accumulated in account 26, “Administrative Expenses.”

11.5. General (administrative) expenses are distributed among types of activity in proportion to revenue from sale of products (work, services) received from the different types of activity.

General (administrative) expenses are charged to sold products (debited to account 90) at the end of the reporting period. The basis for distribution of these expenses to individual types of activity is the gross income from sales excluding taxes, calculated from the prices of sale.

For trade activity, gross revenue is defined as the difference between received income and the cost of the goods sold.

12. Production in progress and deferred expenses.

12.1. Products (work) that have not passed through all stages contemplated by the manufacturing process, as well as products that have not undergone quality control, are categorized as production in progress.

12.2. Production in progress is reflected on the balance sheet in the amount of direct costs.

12.3. Expenses incurred in a reporting period but relating to subsequent reporting periods are reflected in reports on a separate line-item as deferred expenses and are assigned to production and distribution costs (or to corresponding sources of the plant’s funds) in the period to which they related.

Recorded as deferred expenses are licenses to engage in certain types of activity that are discharged during the period of validity of the license.

14.  Other operating income and expenses

14.1. Other income and expenses of the organization are accepted for accounting in accordance with accounting regulations PBU 9/99 and PBU 10/99 and reflected on account 91, “Other Income and Expenses.”

15. Capital and reserves

15.1. The charter capital is recognized in accounting records as the amount recorded in the organization’s foundation documents as the totality of contributions (interests, shares at par value, share contributions) of the founders (participants) of the organization.

15.2. Duly conducted revaluation increases of the plant’s non-current assets are recorded as revaluation surplus.

15.3. Assets received gratuitously, including under a contract of donation, are recorded as deferred income and reflected as a credit to account 98, “Deferred Income,” in correspondence with account 08, “Investments in non-current assets.” Depreciation of gratuitously received fixed assets is credited to account 02, “Amortization of Fixed Assets,” in correspondence with accounts for production expenses and distribution costs. Simultaneously with depreciation, amounts recorded on account 98 in respect of gratuitously received assets are credited to account 91, “Other income and expenses,” thereby increasing the taxable profit base.

15.4. The plant may create the following reserves:

•                  Provisions for doubtful debts (account 63). An entry for the amount of the created reserve is made as a debit to account 91, “Other Income and Expenses,” and a credit to account 63, “Provisions for Doubtful Debts.” The merger of unused amounts of the reserves for doubtful debts with profits of the reporting period following the period in which they were created is reflected by a debit to account 63 and a credit to account 91.

•                  Provisions for devaluation of investments in securities (account 59). In case of an increase in the market value of securities for which the corresponding reserves were created earlier, a debit entry is made to account 59, “Provisions for Devaluation of Investments in Securities,” and a credit entry is made to account 91, “Other Income and Expenses.”

•                  Provisions for devaluation of tangible assets (account 14). Formation of a reserve against devaluation of material assets is reflected as a debit to account 14, “Provisions for Devaluation of Tangible Assets,” and a credit to account 91, “Other Income and Expenses.” The reserved amount is restored at the beginning of the period following the period in which the entry was made, by a debit to account 14 and a credit to account 91.

•                  Provisions for expenses and payments (account 96) for uniform inclusion of costs in the cost price of products. Reservation of the funds is reflected by a credit to account 96, “Provisions for Expenses,” in correspondence with accounts for production costs and selling costs.

•                  Reserve capital for coverage of losses and other obligations of the organization in respect of its own securities. The reserve capital is formed from net profits remaining at the disposal of the enterprise, by debit to account 84, “Undistributed Profit (Uncovered Losses),” and credit to account 82, “Reserve Capital.” Use of the reserve fund is reflected by debit to account 82 and credit to account 84 for reserve capital amounts used to cover losses, and by credit to accounts 66 and 67 for amounts used to redeem bonds of the organization.

17.  Accounting of profit (loss), funds, and use of profits

17.1. Profit (loss) represents the final financial results (profit or loss) identified for the reporting period on the basis of accounting of all business operations of the plant and is reflected an account 99, “Profits and losses.”

The final financial result is formed from the financial outcome of ordinary activities, as well as other income and expenses, including extraordinary income and expenses. A loss (losses and expenses) is reflected as a debit, and a profit (income) as a credit, to account 99.

17.2. At the end of the accounting year, in the preparation of the financial statements, account 99, “Profits and Losses,” is closed with a final December entry credited (or debited) to account 84, “Undistributed Profit (Uncovered Losses) of the Reporting Year.”

17.3. Profits or losses identified in the reporting year but relating to operations of past years are included in the financial results of the reporting year.

17.4. Income received in the reporting year but relating to subsequent reporting periods is reflected in accounting records and reports as a separate line in account 98, “Deferred Income.” Such income is subsequently assigned to financial results upon the occurrence of accounting period to which it relates.

17.5. Profits remaining at the disposal of the enterprise are distributed in accordance with a resolution of the meeting of shareholders.

18. Accounting of exchange-rate adjustments and differences

18.1. Positive and negative adjustments occasioned by changes in the official rate of foreign currencies to the Russian ruble during the reporting year are recorded as non-operating income and expenses on account 91, “Other Income and Expenses.”

18.2. Exchange-rate differences arising in the reflection of income (revenue) in the same reporting period as the one in which the revenue was reflected are recorded as income.

18.3. When exchange-rate differences arise in a period following that in which the income (revenue) was reflected, they credited to account 91, “Other Income and Expenses,” as non-operating income.

18.4. Exchange-rate differences arising in conjunction with the purchase of services in the same reporting period in which the services were purchased are included in the cost of the services.

18.5. When exchange-rate differences arise in a period following that in which receipt of the services was reflected, they are debited to account 91, “Other Income and Expenses,” as non-operating expenses.

19. Appraisal of debt in respect of received loans

19.1. Debt in respect of received loans (other than interest-free and state loans) is accounted at the plant in accordance with Accounting Regulation PBU 15/01, “Accounting of Loans and Credits and Costs of Their Maintenance,” approved by RF Ministry of Finance Order No. 60n of August 2, 2001.

19.2. The plant’s obligations to banks and other organizations are recognized in accounting records including the interest charged on the obligations. Interest is reflected in accounting records in accordance with PBU 15/01. Charged interest amounts and overdue credits and loans are recorded separately.

20. Changes in accounting policy

20.1. This accounting policy has been developed in 2001 and enters into effect from 2002 for an indefinite period.

20.2. In accordance with article 6.4 of the Law on Accounting, changes in accounting policy may take place in cases of:

•              reorganization of the enterprise;

•              replacement of owners of the enterprise;

•              changes in the regulatory framework or legislation relating to accounting;

•              development of new methods of maintenance of accounting records (by the Ministry of Finance or by the enterprise itself);

•              a new substantial change in the conditions of activity of the enterprise.

For the sake of comparability of data, all changes in accounting policy are made from the beginning of a new fiscal year. Exceptions may be made when regulatory acts relating to accounting introduce new rules with retroactive force.

20.3. In the event of a change in the types of activity carried out by the enterprise, and in cases when the enterprise acquires new accounting sections,  new separate divisions, etc., changes may be made to the accounting policy.

Deputy Chairman of the Management Board	M. V. Dubinin

Chief Accountant	S. V. Ardentova

BALANCE SHEET

		Codes
OKUD Form No. 1		0710001
at January 01, 2003	Date (year, month, day)
Organization: Open Joint Stock Company “Wimm-Bill-Dann Foods”		57024227
Taxpayer Identification Number	INN	7709342399
Type of activity Production and sale of dairy and cultured milk products	OKDP	84500
Organizational and legal form / form of ownership: private
OKOPF / OKFS		47	34
Unit of measure: thousand rubles	OKEI code

	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
ASSET
I. NON-CIRCULATING ASSETS
Intangible assets (04, 05)	110	290	975
patents, licenses, trademarks (service marks), other similar rights and assets	111	290	975
formation expenses	112	—	—
Goodwill	113	—	—
Fixed assets (01, 02, 03)	120	—	—
land plots and natural resources	121	—	—
buildings, plant, and equipment	122	—	—
Construction in progress (07, 08, 16, 61)	130	1072	4 240
Profitable investments in tangible assets (03)	135	—	—
including: property for leasing	136	—	—
property provided under lease contract	137	—	—
Long-term financial investments (58,59)	140	717 050—	2 069 571
including: investments in subsidiaries	141	717050—	2 069 571
investments in dependent companies	142	—	—
investments in other organizations	143	—	—
loans to organizations payable in more than 12 months	144	—	—
other long-term financial investments	145	—	—
Other non-circulating assets	150	—	—
TOTAL for Section I	190	718 412	2 074 786
II. CIRCULATING ASSETS
Inventories	210	42	9495
raw materials, consumables, and other similar assets (10, 12, 13,16)	211	—	—
livestock in breeding and feeding (11)	212	—	—
work in progress costs (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	42	—
finished products and goods for resale (16, 40, 41)	214	—	—
shipped goods (45)	215	—	—
deferred expenses (97)	216	1	9495
other reserves and expenses	217	—	—
Value-added tax on acquired assets (19)	220	142	2349
Accounts receivable (payment expected more than 12 months after the reporting date)	230	—	—
buyers and customers (62, 76, 82)	231	—	—
bills of exchange receivable (62)	232	—	—
amounts owed by subsidiaries and dependent companies (78)	233	—	—
advances made (61)	234	—	—
other debtors	235	—	—
Accounts receivable (payment expected within 12 months of the reporting date)	240	4081	369604
buyers and customers (62, 76, 82)	241	855	5 434
bills of exchange receivable (62)	242	—	—
amounts owed by subsidiaries and dependent companies (78)	243	—	—
amounts owed by participants (founders) in respect of contributions to charter capital (75)	244	—	—
advances made (61)	245	3218	350 735
other debtors	246	7	13435
Short-term financial investments (56, 58, 82)	250	—	3160126
including: loans to organizations payable in less than 12 months	251	—	3160126
own shares redeemed from shareholders	252	—	—
other short-term financial investments	253	—	—
Monetary assets	260	463	483722
including: cash (50)	261	2	5
settlement accounts (51)	262	185	9503
foreign-currency accounts (52)	263	—	154 211
other monetary assets (55, 56, 57)	264	276	320 003
Other circulating assets	270	—	—
TOTAL for Section II	290	4 728	4 025 296
BALANCE (sum of lines 190 + 290)	300	723 140	6 100 082

	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
LIABILITIES
III. CAPITAL AND RESERVES
Charter capital (85)	410	700 000	880 000
Additional capital (87)	420	—	4 958 622
Reserve capital (86)	430	—	—
statutory reserves	431	—	—
reserves formed in accordance with organizational documents	432	—	—
Social fund (88)	440	—	—
Special-purpose financing and receipts (96)	450	—	—
Retained earnings of previous years (88)	460	—	—
Uncovered losses of previous years (88)	465	(915)	(915)
Undistributed profit of the reporting year (88)	470	—	—
Uncovered losses of the reporting year (88)	475	—	(915)
TOTAL for Section III	490	699 085	6 090 134
IV. LONG-TERM LIABILITIES
Loans and credits (67)	510	—	—
bank credits repayable more than 12 months after the reporting date	511	—	—
loans repayable more than 12 months after the reporting date	512	—	—
Other long-term liabilities	520	—	—
TOTAL for Section IV	590	—	—
V. SHORT-TERM LIABILITIES
Loans and credits (66)	610	8 414	8 414
bank credits repayable within 12 months of the reporting date	611	—	—
loans repayable within 12 months of the reporting date	612	8 414	—
Accounts payable	620	15 642	9 948
suppliers and contractors (60, 76)	621	563	9 708
bills of exchange payable (60)	622	—	—
amounts owed to subsidiaries and dependent companies (78)	623	—	—
amounts owed to employees (70)	624	15	32
amounts owed to state extrabudgetary funds (69)	625	—	—
amounts owed to the budget (68)	626	352	202
advances received (62)	627	—	—
other creditors (71,76)	628	14712	6
Income payable to participants (founders) (75)	630	—	—
Deferred income (83)	640	—	—
Provisions for expenses (89)	650	—	—
Other short-term liabilities	660	—	—
TOTAL for Section V	690	24056	9948
BALANCE (sum of lines 490 + 590 + 690)	700	723 141	6 100 082

STATEMENT
OF ASSETS ON OFF-BALANCE ACCOUNTS

Item	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
Rented fixed assets (001)	910	—	—
including leased assets	911	—	—
Valuables in custody (002)	920	—	—
Consigned goods (004)	930	—	—
Bad debts written off as losses (007)	940	—	—
Received security for obligations and payments (008)	950	—	—
Issued security for obligations and payments (009)	960	762 856	1 320 743
Depreciation of housing (014)	970	—	—
Depreciation of amenities and similar facilities (015)	980	—	—

STATEMENT OF PROFITS AND LOSSES

		Codes
OKUD Form No. 2		0710002
at January 01, 2003	Date (year, month, day)
Organization Open Joint Stock Company “Wimm-Bill-Dann Foods”	OKPO code	57024227

Taxpayer Identification Number	INN	7709342399
Type of activity Production and sale of dairy and cultured milk products	OKDP	84500
Organizational and legal form / form of ownership private		47	34
OKOPF / OKFS
Unit of measure: thousand rubles	OKEI code

accrual basis

Item	Line code	Reporting period	Same period of preceding year
1	2	3	4
I. Income and expenses for usual activities
Proceeds (net) from sale of goods, products, work, services (less the VAT, excises, and similar obligatory payments)	010	5310	2198
including from sale of: finished products	011	—	—
goods	012	—	—
services	013	—	—
other sales	014	—	—
Cost price of goods, products, work, and services sold	020	22	7
finished products	021	—	—
goods	022	—	—
services	023	—	—
other sales	024	—	—
Gross profit	029	5288	2191
Trading costs	030	—	—
Management costs	040	68 650	340-
Profit (loss) from sales (lines (010 - 020 - 030 - 040)	050	63361	1851-
II. Operating income and expenses
Interest receivable	060	282 386	—
Interest payable	070	—	—
Income from participation in other organizations	080	—	—
Other operating income	090	814243	—
Other operating expenses	100	810917	1444
III. Non-sales income and expenses
Non-sales income	120	157148	—
Non-sales expenses	130	33665	711
Profit (loss) before tax (lines (050 + 060 - 070 + 080 + 090 - 100 + 120 - 130))	140	345834	304
Tax on profit and other similar compulsory payments	150	93407	611
Profit (loss) from usual activities	160	252427	915
IV. Extraordinary income and expenses
Extraordinary income	170	—	—
Extraordinary expenses	180	—	—
Net profit (undistributed profit (loss) of the reporting period) (lines (160 + 170 - 180))	190	252427	915

INDIVIDUAL INCOME AND EXPENSE ITEMS

Item	Line code	Reporting period		Same period of preceding year
		profit	loss	profit	Loss
1	2	3	4	5	6
Fines, penalties, and charges acknowledged by payer or payable pursuant to the decision of a court (arbitral tribunal)	210	—	—	—	—
Accumulated income (loss)	220	—	75	—	—
Compensation for losses caused by nonperformance or improper performance of obligations	230	—	—	—	—
Exchange-rate differences in foreign-exchange operations	240	110731	10774	—	—
Reduction of cost price of manufacturing inventory by the end of the reporting period	250	—	—	—	—
Write-off of receivables and payables upon expiration of limitations period	260	—	—	—	—

Equity Change Statement

		Codes
OKUD form No. 3		0710003
for the year 2002	Date (YY, MM, DD)
Business entity: Wimm-Bill-Dann Foods OJSC	OKPO	57024227
Tax payer’s ID number	INN	7709342399
Type of business: production and realization of dairy and sour milk products	OKDP	84500
Legal status / ownership: Open Joint Company / joint private and foreign ownership	OKOPF/OKFS	47/34
Measurement unit: RUR ‘000	OKEI

Description	Line Item Code	Balance as at the start of the accounting year	Received during the accounting year	Spent (used) during the accounting year	Balance as at the end of the accounting year
1	2	3	4	5	6
I. Equity
Charter (contributed) capital	010	700 000	180 000	—	880 000
Added capital	020	—	4 958 622	—	4 958 622
Reserve fund	030	—	—	—	—
	040	—	—	—	—
Retained profits for the accounting year — total	050	(915)	252 427	—	251 512
Social purposes fund	060	—	—	—	—
Target financing and receipts — total	070	—	—	—	—
	080	—	—	—	—
TOTAL of Section I	079	699 085	5 391 049	—	6 090 134
II. Reserve for future expenditure — total	080
TOTAL of Section II	089	—	—	—	—
III. Evaluation reserves — total	090
TOTAL of Section III	099	—	—	—	—
IV. Equity change
Amount of equity as at the start of the accounting period	100	699 085	700 000	—	—
Equity increase — total	110	5 138 622	—	—	—
including: additional share issue	111	—	—	—	—
asset revaluation	112	—	—	—	—
additions to property	113	—	—	—	—
restructuring of a legal entity (merger, affiliation)	114	—	—	—	—
revenues which are directly attributable to equity increase according to accounting rules and procedures	115	252 427	(915)	—	—
Equity decrease — total	120	—	—	—	—
including: decrease in share nominal value	121	—	—	—	—
decrease in share quantity	122	—	—	—	—
restructuring of a legal entity (division, spin-off)	123	—	—	—	—
revenues which are directly attributable to equity decrease according to accounting rules and procedures	124	—	—	—	—
Amount of equity as at the end of the accounting period	130	6 090 134	699 085	—	—

Clarification

Description	Line Item Code	Balance as at the Start of the Accounting Period		Balance as at the End of the Accounting Period
1	2	3		4
1) Net assets	150	—		698 872
		From the Budget		From Off-budget Funds
		accounting year	previous year	accounting year	previous year
		3	4	5	6
2) Received for:
expenditure on ordinary types of business — total	160	—	—	—	—
Capital investments in noncurrent assets	170	—	—	—	—

Cash Flow Statement

		Codes
OKUD form No. 4		0710003
for the year 2002	Date (YY, MM, DD)
Business entity: Wimm-Bill-Dann Foods OJSC	OKPO	57024227
Tax payer’s ID number	INN	7709342399
Type of business: production and realization of dairy and sour milk products	OKDP	84500
Legal status / ownership: Open Joint Company / joint private and foreign ownership	OKOPF/OKFS	47/34
Measurement unit: RUR ‘000	OKEI

Description	Line Item Code	Amount	Including
			Current Activities	Investing Activities	Financing Activities
1	2	3	4	5	6
1. Cash balance as at the start of the year	010	463	x	x	x
2. Total cash receipts – total	020	7 761 156	5 375 373	106 442	2 279 341
including:
proceeds from the sale of goods, products, work and services	030	1 655	1 655	x	—
proceeds from the sale of fixed assets and other property	040	6 301	—	—	6 301
advances received from buyers (customers)	050	138	138	x	—
budget allocations and other target financing	060	—	—	—	—
on a gratis basis	070	—	—	—	—
credits borrowed	080	—	—	—	—
loans borrowed	085	120 592	14 150	106 442	—
dividend, interest on financial investments	090	249 317	x	—	249 317
other receipts	110	7 383 153	5 359 430	—	2 023 723
3. Total cash spent – total	120	7 277 897	358 310	2 581 712	4 337 875
including:
payment for acquired goods, work, services	130	48 184	48 184	—	—
labour remuneration	140	9 590	x	x	x
payments to the state off-budget funds	150	1 291	x	x	x
provision of amounts to be accounted for	160	97	97	—	—
provision of advances	170	1 671 674	48 633	1 623 041	—
payment for shares in construction	180	—	x	—	x
payment for machinery, equipment and transportation facilities	190	—	x	—	x
financial investments	200	5 146 649	—	808 774	4 337 875
payment of dividends, interest on securities	210	—	x	—	—
payments to the state and other budgets	220	106 577	106 577	x	—
payment of interest and principal under borrowed credits, loans	230	129 057	129 057	—	—
other payments, transfers, etc	250	164 778	14 881	149 897	—
4. Cash balance as at the end of the accounting period	260	483 722	x	x	x
NOTES: Line item 020 includes cash payments (other than line item 100) – total	270	—
including settlement:
with legal entities	280	—
with individuals	290	—
including application of:
cash registers	291	—
mandatory accounting slips	292	—
Available funds:
received from bank to the cash office of the business entity	295	2 436
transferred to bank from the cash office of the business entity	296	2

Appendix to Balance Sheet

		Codes
OKUD form No. 5		0710003
for the year 2002	Date (YY, MM, DD)
Business entity: Wimm-Bill-Dann Foods OJSC	OKPO	57024227
Tax payer’s ID number	INN	7709342399
Type of business: production and realization of dairy and sour milk products	OKDP	84500
Legal status / ownership: Open Joint Company / joint private and foreign ownership	OKOPF/OKFS	47/34
Measurement unit: RUR ‘000	OKEI

1. Borrowed Funds Movement

Description	Line Item Code	Balance as at the Start of the Accounting Year	Received	Repaid	Balance as at the End of the Accounting Year
1	2	3	4	5	6
Long-term credits	110	—	—	—	—
including those unpaid when due	111	—	—	—	—
Long-term loans	120	—	—	—	—
including those unpaid when due	121	—	—	—	—
Short-term credits	130	—	—	—	—
including those unpaid when due	131	—	—	—	—
Short-term loans	140	8 414	120 643	129 057	—
including those unpaid when due	141	—	—	—	—

2. Accounts Receivable and Payable

Description	Line Item Code	Balance as at the Start of the Accounting Year	Incurred Liabilities	Discharged Liabilities	Balance as at the End of the Accounting Year
1	2	3	4	5	6
Accounts receivable:
short-term	210	4 081	15 032 883	14 667 360	369 604
including those overdue	211	—	—	—	—
including those exceeding 3 months	212	—	—	—	—
long-term	220	—	—	—	—
including those overdue	221	—	—	—	—
including those exceeding 3 months	222	—	—	—	—
line item 220 includes amounts receivable later than within 12 months after the closing date	223	—	—	—	—
Accounts receivable:
short-term	230	15 642	9 523 182	9 528 876	9 948
including those overdue	231	—	—	—	—
including those exceeding 3 months	232	—	—	—	—
long-term	240	—	—	—	—
including those overdue	241	—	—	—	—
including those exceeding 3 months	242	—	—	—	—
line item 240 includes amounts receivable later than within 12 months after the closing date	243	—	—	—	—
Suretyships:
obtained	250	—	327 852	327 852	—
including those from third parties	251	—	—	—	—
provided	260	762 856	835 424	277 538	1 320 743
including those to third parties	261	—	—	—	—

Clarification to Section 2

Description	Line Item Code	Balance as at the Start of the Accounting Year	Incurred Liabilities	Discharged Liabilities	Balance as at the End of the Accounting Year
1	2	3	4	5	6
1) Movement of promissory notes
Issued promissory notes	262	—	—	—	—
including those overdue	263	—	—	—	—
Received promissory notes	264	—	796 448	796 448	—
including those overdue	265	—	—	—	—
2) Receivables for supplied products (work, services) at the actual cost value	266	2	22	6	18

3) List of major debtor entities

Entity	Line Item Code	Balance as at the End of the Accounting Year
		total	including those exceeding 3 months
1	2	3	4
1. OJSC “Dairy Plant”, Timashevsk	270	341 636	—
2. OJSC “Alfa Bank”	271	3 927	3 927
3. LLC “Informatsionnye Bizness Systemy”	272	2 068	—
4. LLC “F.B.K. - Consulting”	273	1 144	—
5. American Appraisals (AAP)	274	859	—

4) List of major creditor entities

Entity	Line Item Code	Balance as at the End of the Accounting Year
		total	including those exceeding 3 months
1	2	3	4
1. LLC “Investitsionnyi Consulting XXI”	280	7 949	—
2. LLC “Experimentalnoye Obiedineniye ISSA”	281	1 029	1 029
3. “Pricewaterhousrcoopers”	282	695	—
—	283	—	—

3. Depreciable Assets

Description	Line Item Code	Balance as at the Start of the Accounting Year	Received (commissioned)	Retired	Balance as at the End of the Accounting Year
1	2	3	4	5	6
I. INTANGIBLE
Rights to objects of intellectual (industrial) property	310	338	807	—	1 145
including those resulting: from copyright and other agreements works of science, literature, art and objects of related rights, to software, data bases, etc.	311	—	—	—	—
from patents for inventions, industrial designs, selection achievements, from	312	338	807	—	1 145
certificates for utility models, trade and service marks, or from license agreements to use the same
from rights to know-how	313	—	—	—	—
Rights to use separate natural objects	320	—	—	—	—
Disbursements	330	—	—	—	—
Goodwill of the entity	340	—	—	—	—
Others	349	—	—	—	—
Total (sum of line items 310 + 320 + 330 + 340 + 349)	350	338	807	—	1 145
II. FIXED ASSETS
Land plots and nature management objects	360	—	—	—	—
Buildings	361	—	—	—	—
Structures	362	—	—	—	—
Machinery and equipment	363	—	—	—	—
Transportation facilities	364	—	—	—	—
Business and production implements	365	—	—	—	—
Draft cattle	366	—	—	—	—
Breeder cattle	367	—	—	—	—
Perennial plants	368	—	—	—	—
Other types of fixed assets	369	—	—	—	—
TOTAL (aggregate of line items 360–369)	370	—	—	—	—
including: productive	371	—	—	—	—
non-productive	372	—	—	—	—
III. PROFITABLE INVESTMENTS IN ITEMS OF VALUE
Property to be transferred on a lease basis	381	—	—	—	—
Property to be provided under a hiring contract	382	—	—	—	—
Others	383	—	—	—	—
TOTAL (aggregate of line items 381–383)	385	—	—	—	—

Clarification to Section 3

Description	Line Item Code	Balance as at the Start of the Accounting Year	Balance as at the End of the Accounting Year
1	2	3	4
Columns 3 and 6 of line item 371 include assets transferred on a lease basis – total	387	—	—
including: building	388	—	—
structures	389	—	—
	390	—	—
	391	—	—
transferred to mothballing	392	—	—
Depreciation of depreciable property
intangible assets	393	48	170
fixed assets – total	394	—	—
including: buildings and structures	395	—	—
machinery, equipment, transportation facilities	396	—	—
others	397	—	—
profitable investment in items of value	398	—	—
NOTES: Results of index-linking in connection

with revaluation of fixed assets:
historical (replacement) cost	401	—
depreciation	402	—
Pledged property	403	—	—
Value of depreciable property on which no depreciation is accrued – total	404	—	—
including: intangible assets	405	—	—
fixed assets	406	—	—

4

Description	Line Item Code	Balance as at the Start of the Accounting Year	Accrued (generated)	Applied	Balance as at the End of the Accounting Year
1	2	3	4	5	6
Entity’s own funds – total	410	—	—	—	—
including:
profit retained by entity	411	—	—	—	—
Borrowed funds — total	420	—	—	—	—
including:
bank credits	421	—	—	—	—
funds borrowed from other entities	422	—	—	—	—
shares in construction	423	—	—	—	—
from budget	424	—	—	—	—
from off-budget funds	425	—	—	—	—
others	426	—	—	—	—
Total own and borrowed funds (aggregate of line item 410 and 420)	430	—	—	—	—
NOTES:
Construction in progress	440	—	—	—	—
Investments in subsidiaries	450	—	—	—	—
Investments in subordinate companies	460	—	—	—	—

5. 5. Financial Investments

Description	Line Item Code	Long-term		Short-term
		At the Start of the Accounting Year	At the End of the Accounting Year	At the Start of the Accounting Year	At the End of the Accounting Year
1	2	3	4	5	6
Interest and shares in other entities	510	717 050	2 069 571	—	—
Bonds and other debt liabilities	520	—	—	—	—
Loans provided	530	—	—	—	3 160 126
Others	540	—	—	—	—
NOTES: Bonds and other securities at market value	550	—	—	—	—

6. Cost of Ordinary Types of Business

Description	Line Item Code	Accounting Year	Previous Year
1	2	3	4
Material expenses	610	7	—
Payroll costs	620	10 966	102
Allocations to social needs	630	1 212	36
Depreciation	640	22	—
Other expenses	650	56 472	202
Total by cost fraction	660	68 672	347
Change in balance (increase [+], decrease [-]): work in progress	670	—	—
deferred expenses	680	—	—
reserves for future periods	690	—	—

7. Social Indicators

Description	Line Item Code	Payable by Estimate	Spent	Transferred to Funds
1	2	3	4	5
Allotments to the state off-budget funds:
Social Insurance Fund	710	119	—	120
Pension Fund	720	964	—	1 041
Employment Fund	730	—	—	—
medical insurance	740	107	—	107
Allotments to non-governmental pension funds	750	—	x	—

Allotments to non-governmental pension funds	750	—
Insurance payments under pension voluntary insurance agreements	755	—
Average number of employees	760	5
Cash payments and inducements unrelated to manufacturing of products, performance of work, provision of services	770	—
Profits from shares and investments into the entity’s property	780	—

WIMM-BILL-DANN FOODS OJSC

EXPLANATORY NOTE

to the Balance Sheet for 2002

February 17, 2003

I. General Information

Open Joint Stock Company Wimm-Bill-Dann Foods (hereinafter– the “Company”) is registered at: Office 306, block 16/15, Yauzsky boulevard, Moscow 109028, Russian Federation. The Company was registered by the State Registration Chamber at the Ministry of Justice of the Russian Federation (Certificate of Registration No. P-15968.15 of May 31, 2001).

The Company’s Registrar is OAO Central Moscow Depositary (legal address: building B, block 3, Orlikov per., Moscow; Taxpayer’s Identification No. 7708047457).

As of December 31, 2002, the Company had 34 employees (as compared to 5 employees as of December 31, 2001).

Members of the Company ‘s Board of Directors (approved  by Minutes No. 31-05 of the annual general shareholders’ meeting dated May 31, 2002):

1).                                  David Yakobashvili - Chairman of the Board of Directors.

2).                                  Guy de Selliers

3).                                  Mikhail Vladimirovich Dubinin

4).                                  Michael O’Neill

5).                                  Alexander Sergeevich Orlov

6).                                  Sergei Arkadievich Plastinin

7).                                  Victor Alexandrovich Tutelyan

8).                                  Vladimir Nikolaevich Sherbak

9).                                  Evgeny Grigorievich Yasin

10).                           E. Linwood Tipton

11).                           J. B. Mark Mobius

Members of the Company’s Management Board :

1).                                  Sergei Arkadievich Plastinin - Chairman

2).                                  Maxim Olegovich Byrdin

3).                                  Dmitri Sergeevich Kolokatov

4).                                  Leonid Andreevich Kompaniets

5).                                  Dmitri Victorovich Kupriyanov

6).                                  VladimirVladimirovich Preobrazhensky

7).                                  Pavel Andreevich Smirnov

Members of the Audit Commission (approved  by Minutes No. 31-05 of the annual general shareholders’ meeting dated May 31, 2002):

1).           Natalia Alexandrovna Vasilieva

Position in the joint-stock Company: None

Positions in other organizations:

Organization	Position
Lianozovo Dairy Plant OJSC	Deputy Director of Internal Controls Department

2).           Elena Vasilievna Gorshechnikova

Position in the joint-stock Company: None

Positions in other organizations:

Organization	Position
Tsaritsino Dairy Plant OJSC	Deputy Director of Internal Controls Department

3).           Elena Borisovna Kuznetsova

Position in the joint-stock Company: None

Positions in other organizations:

Organization	Position
Tsaritsino Dairy Plant OJSC	Director of Internal Controls Department

4).           Natalia Nikolaevna Kolesnikova

Position in the joint-stock Company: None

Positions in other organizations:

Organization	Position
Tsaritsino Dairy Plant OJSC	Financial and business analyst, Internal Controls Department

5).           Natalia Victorovna Romanova

Position in the joint-stock Company: None

Positions in other organizations:

Organization	Position
Tsaritsino Dairy Plant OJSC	Financial and business analyst, Internal Controls Department

6).           Elena Vladimirovna Smirnova

Position in the joint-stock Company: None

Positions in other organizations:

Organization	Position
Lianozovo Dairy Plant OJSC	Deputy Director of Internal Controls Department

According to Minutes No. 31-05 of the general shareholders’ meeting of May 31, 2002, ZAO UNICON/MS Consulting Group was appointed as the Company’s auditor (legal address: 125 Varshavskoye shosse, Moscow; Taxpayer’s ID Number: 7716021332; License of the RF Ministry of Finance No. 004196).

II.            Accounting Policy

This balance sheet is prepared on the basis of the accounting policy described below.

1. Principles of Preparation

This balance sheet is made on the basis of accounting and reporting regulations adopted in the Russian Federation, in particular, the Federal Law “On Accounting” and the Regulation On Accounting and Reporting in the Russian Federation approved by the Ministry of Finance of the Russian Federation.

Assets and liabilities are valued on the basis of the actual expenses.

2. Assets and Liabilities Expressed in Foreign Currencies

The accounting of foreign currency transactions was based on the official exchange rate existing on the date of a particular transaction. Monetary funds held in foreign currency bank accounts and in the cash office, short-term financial investments and funds used in foreign currency settlements are reflected as amounts calculated in accordance with the official exchange rates existing as of December 31, 2002. The currency exchange rates as of that date was 31.7844 ruble per U.S. dollar (as of December 31, 2001 – 30.14 rubles per U.S. dollar) and 33.1098 rubles per Euro (as of December 31, 2001 – 26.49 rubles).

Exchange rate differences resulting from foreign currency transactions with assets and liabilities during the financial year, as well as from their translation (re-measurement) as of the reporting date, are reflected in item 91 of the Balance Sheet “Other Revenues and Expenses”.

3. Current and Non-current Assets and Liabilities

Financial investments, accounts receivable and payable, including debts on credits and loans, are attributed to short-term (current) liabilities if their payback (repayment) period does not exceed 12 months from the reporting date. The remaining assets and liabilities are reflected as non-current assets and liabilities.

4. Intangible Assets

Intangible assets include exclusive rights to intellectual property items acquired or created by the Company (the exclusive right to the results of intellectual activity).

Intangible assets are included in the actual expenses associated with their acquisition, creation and manufacture, and expenses associated with their bringing to a condition suitable for their intended use.

Amortization of intangible assets is calculated by a linear method according to the initial value of intangible assets and amortization quotas based on the period of useful life of specific projects.

Intangible assets are reflected according to their initial value, less amortization which accrued during the entire period of their utilization.

5.             Equity Investments

Equity investments are reflected according to the actual acquisition costs.

6.             Deferred Expenses

Expenses which were incurred by the Company during the financial year but which are related to the next accounting periods are shown as deferred expenses. These expenses are written off uniformly over the periods to which they relate.

The “Deferred Expenses” item includes expenses associated with the acquisition of interests (shares) in charter capitals. However, the Company has not yet acquired the title to such interests (shares).

7.             Trade Accounts Receivable

Trade accounts receivable is based on prices fixed by agreements between the Company and buyers (customers).

8.             Charter, Additional and Reserve Capital

Charter capital is included in the nominal value of the common shares acquired by shareholders.

Additional capital of the Company includes proceeds from the sale of the Company’s shares at the price exceeding their nominal value.

9.             Recognition of Proceeds

Proceeds from the sales of products (work, services) is determined for tax purposes in the course of the goods’ shipments and against presentation by the buyer of payment documents prepared in accordance with the calculation method established by the accounting report.

10.          Changes in Accounting Policy

No significant changes were made in the Company’s accounting policy during the accounting period.

11.          Preliminary and Comparative Data

Changes were made in the initial data of the Company’s balance sheet. Amounts reflected in item 621 “Suppliers and Contractors” were reduced by 14,692,000 rubles and were included in item 628 “Other Creditors”.

III.          Disclosure of Material Information

1.             Charter Capital

In 2002, the charter capital of the Company increased by 180,000,000 rubles as a result of placement of 9,000,000 additional registered common shares with a nominal value of 20 rubles each.

As of December 31, 2002, the Company’s charter capital was fully paid up and consisted of:

	Total number of shares	Nominal value of shares	Size of the charter capital, thousand rubles
Common shares	44,000,000	20.0	880,000
Preferred shares	—	—	—
Total:	44,000,000	20.0	880,000

Proceeds from additional placement of shares amounted to 4,958,622,000 rubles. The amount of proceeds is included in additional capital.

2.             Financial Investments

Long-term investments in subsidiaries. Information about significant financial investments is given in Article 3 of Section III “Disclosure of Material Information.”

Short-term loans granted to legal entities. The amounts of such loans are disclosed in the section “Affiliates” hereof.

3.             Monetary Funds

Item 264 “Other Monetary Funds” of the balance sheet reflects monetary funds placed in deposit accounts.

Information about placement periods is given in the table below:

Amount of deposit, in thousands US dollars	Deposit repayment date
5,000	February 27, 2003
5,000	January 24, 2003

4.             Major Subsidiaries and Dependent Companies

Name of the company	Location	Type of activity	Amount of financial investments, in thousands US dollars
Lianozovo Dairy Plant OJSC (82.66%)	Moscow	Production of dairy products	378,757
Tsaritsino Dairy Plant OJSC (28.74%)	Moscow	Production of dairy products	239,786
Production and Analytical Group “Rodnik” CJSC (100%)	Moscow	Production of dairy and sour milk products	346,108
Wimm-Bill-Dann Trading Company CJSC (83.19%)	Moscow	Wholesale and retail trade in foods	240,206
Children’s Dairy Products Plant OJSC (25.10%)	Moscow	Production of children’s dairy products	157,416
Roska OJSC (100%)	St. Petersburg	Production of dairy products	367,262
Kharkov Dairy Plant OJSC (75.08%)	Ukraine, Kharkov	Production of dairy products	153,104
Anninskoye Moloko LLC (78.56%)	Anna, Voronezh Region, Russia	Production of dairy products	70,015
Tuymazinsk Dairy Plant OJSC (85%)	Tuymazy	Production of dairy products	47,444
Wimm-Bill-Dann Mineral Water LLC (100%)	Moscow	Production and bottling of mineral water	10
Gulkevichy Creamery CJSC (52.24%)	Krasnodar district, Gulkevichy	Production of dairy products	9,266
Darya CJSC (98.84%)	Ukraine, Kharkov	Discontinued operations	4,762
Burynsk Dry Milk Plant OJSC (76%)	Ukraine, Sumskaya Region, Buryn	Production of dairy products	54,825

5. Profit per Share

Basic profit per share reflects such portion of proceeds in the accounting period which can be potentially distributed among common shareholders. It is calculated as a ratio of the basic profit generated during the financial year and the average weighted number of common shares which remain outstanding during the financial year.

The basic profit is equal to the net profits generated during the financial year (item 190 of the Profit and Loss Account).

2002
Basic profit for the financial year, in thousands rubles	252,427
Average weighted number of common shares which remain outstanding during the financial year	42,500,000
BASIC PROFIT PER SHARE, IN THOUSANDS RUBLES	0.0059

The Company has no dilutive potential common shares, and, therefore, the amount of the basic profit per share is equal to the amount of diluted profit.

The Company’s net assets as of the end of the accounting period amounted to 6,087,784,000 rubles.

The Company’s net (retained) profit in the accounting period amounted to 252,427,000 rubles.

In 2002, no emergencies were reported, and, therefore, no disclosure was made regarding the basic profit under emergencies.

6. Affiliates

The list of affiliates is given in the Annex hereto.

Sales of products to the Company’s affiliates

During the financial year, the Company granted trademarks for use to its affiliates under license agreements.

Assignment of rights to the trademarks in favor of the Company did not entail any changes in the terms of the license agreements with third parties.

The amount of remuneration was 5,310,000 rubles and is equal to the amount of the Company’s proceeds from its general operations.

Settlements with affiliates

Accounts receivable (item 245 “Advances Paid”) includes indebtedness of Timashevsk Dairy Plant OJSC in the amount of 341,636,000 rubles under the agreement for the purchase of shares of Timashevsk Dairy Plant OJSC.

Loans granted to affiliates

Significant amounts of the loans granted by the Company to its affiliates are given in the Table below:

Company name	Amount of indebtedness as of December 31, 2002, in thousand rubles
Lianozovo Dairy Plant OJSC	1,128,504
Wimm-Bill-Dann Trading Company CJSC	408,120
Tsaritsino Dairy Plant OJSC	370,410
Ramenski Dairy Plant OJSC	323,929
Siberian Milk OJSC	307,209
Children’s Dairy Products Plant OJSC	190,910
Fruit Rivers LLC	121,704
Nizhny Novgorod Dairy Plant OJSC	109,532
Rubtsovo Dairy Plant CJSC	60,949

Loans to affiliates are granted on commercial basis at an interest rate of 10% per annum. In 2002, interest on the loans amounted to 192,723 million rubles. Loans are to be repaid in 2003.

Remuneration to members of the Company’s management bodies

In 2002, the Company paid remuneration to members of the Board of Directors and the Management Board (salaries, bonuses, allowances and other benefits) for the total amount of approximately 8,309,000 rubles. The list of members of the Board of Directors and the Management Board is given in the section “General Information” of this Explanatory Note.

7.             Information on Segments

The main operating income of the Company during the accounting period was resulted from the use of industrial facilities and trademarks under license agreements.

As of the beginning of the accounting period, the Company owned 21 intellectual property items (trademarks).

During the accounting period, the Company acquired 58 intangible assets (trademarks).

As of the end of the accounting period, the Company owned 79 intangible assets (trademarks).

8.             Events Occurred After the Reporting Date

On January 31, 2003, the general shareholders’ meeting of the Company adopted a resolution to increase the charter capital through the private placement of 1,350 additional registered common shares with a nominal value of 20 rubles each in favor of WBD ESOP, Limited.

On December 11, 2002, the Company’s Board of Directors decided to place 1,500,000 documentary non-convertible interest-bearing bearer bonds, subject to mandatory centralized storage, with a nominal value of 1,000 rubles each for the total amount of 1,500,000,000 rubles through public offering.

9.             Contingent Liabilities

As of December 31, 2002, the Company provided a surety in favor of third parties for the total amount of 1,320,743,000 rubles (in 2001 – 762,856,000 rubles). The Company’s management does not expect that any material liabilities may arise in connection therewith.

V.V. Preobrazhensky

Chief Financial Director

of Wimm-Bill-Dann Foods OJSC

E.E. Laryushkina

Chief Accountant

of Wimm-Bill-Dann Foods OJSC

Other information on the financial statements for 2002 financial year.

None

AUDITOR’S OPINION

to the shareholders of
Wimm-Bill-Dann Foods
on the financial statements of
Wimm-Bill-Dann Foods
Open Joint Stock Company
for the year 2002

An audit of the financial statements of Wimm-Bill-Dann Foods was performed by BDO YuniconRuf ZAO, the legal successor of UNICON/MS Consulting Group ZAO (certificate of state registration of amendments to legal entity’s foundation documents series 77 No 006869528, dated February 27, 2003), in accordance with contract No 111-13150/2002 of March 15, 2002, made with UNICON/MS Consulting Group ZAO on the basis of a resolution of the Company’s General Meeting of Shareholders confirming UNICON/MS Consulting Group as the official auditor (minutes No 31-05 of May 31, 2002).

Brief information on BDO UniconRuf

BDO UniconRuf is registered with Inspectorate No 26 of the RF Ministry of Taxes and Levies for the Southern Administrative District of Moscow.

Certificate of entry into the Unified State Register of Legal Entities dated February 27, 2003, series 77, No 006869528, primary state registration number 1037739271701.

Postal address: 117545, Moscow, Varshavskoe shosse, d. 125.

Telephone: (095) 319-4656, 319-6636

Tel./fax: (095) 319-5909

E-Mail: reception@unicon-ms.ru

Web:      www.bdo.ru

General Director: Andrei Yurievich Dubinsky

BDO UniconRuf holds auditing license No E 000547, dated June 25, 2002, issued by the RF Ministry of Finance, valid until June 24, 2007.

BDO UniconRuf is an independent national auditing and consulting company in the BDO international network, with exclusive rights to render services to clients under the BDO trademark in Russia.

BDO UniconRuf is a full member of the Institute of Professional Auditors of Russia (IPAR), a professional audit association accredited with the RF Ministry of Finance in accordance with Order No 145 of July 16, 2002.

The managing director of the department of audit services, Ms. Nataliya Vasilievna Kharlamova, is authorized to sign the Auditor’s Opinion on the basis of Order No 030 of the general director of BDO UniconRuf, dated March 3, 2003.

The audit was led by auditor Mr. Vadim Nikolaevich Goncharov, director in the audit services department.

Brief information on Wimm-Bill-Dann Foods.

Wimm-Bill-Dann Foods Open Joint Stock Company was registered by the Moscow Registration Chamber on June 8, 2001, certificate of registration No 002.042.956.

Postal address: 109028, Moscow, Yauzsky bulvar, d. 16/15, room 306.

The Company has no branches.

In 2002 the Company engaged in the following activities:

•                   primary activity: use of industrial property and trademarks by granting licenses;

•                   performing information searches for industrial property;

•                   performing information searches for designations proposed as trademarks;

•                   preparing applications for industrial property (inventions, utility models, industrial designs) and trademarks, and filing such applications with the patent office;

•                   maintaining industrial property patents.

1.              We audited the accompanying financial statements for 2002, consisting of 42 pages:

•                   Balance Sheet (Form No 1), on 4 pages;

•                   Income Statement (Form No 2), on 2 pages;

•                   Statement of Changes in Capital (Form No 3), on 2 pages;

•                   Statement of Cash Flows (Form No 4), on 1 page;

•                   Appendix to the Balance Sheet (Form No 5), on 4 pages;

•                   Explanatory Note, on 29 pages

The above financial statements were prepared by the Company’s management in accordance with norms established by the Federal Law “On Accounting” (No 129-FZ of November 21, 1996, as amended); the Regulation on Accounting and Reporting in the RF, approved by Order No 34n of July 29, 1998, of the RF Ministry of Finance; the Accounting Regulation “Financial Statements of an Organization” (PBU/499), approved by Order No 43n of July 6, 1999, of the RF Ministry of Finance; and other normative acts of the Russian Federation regulating accounting procedures and the preparation of financial statements.

Liability for the preparation, condition, and reliability of accounting records and the timely presentation of financial statements is borne by the Chairman of the Company’s Management Board, Mr. Sergei Akradievich Plastinin.

Liability for the formation of accounting policy, keeping of accounting records, and timely and complete presentation of financial statements that fairly present the Company’s financial condition is borne by the Company’s chief accountant, Ms. Ekaterina Evgenieva Laryushkina.

It is the auditor’s duty to express on opinion as to whether the financial statements are fairly presented in all material respects and whether procedures for keeping accounting records are consistent with RF legislation. It was not our task to express an opinion on whether the Company’s activities are fully consistent with RF legislation or to evaluate the effective conduct of business by management or compliance with the interests of shareholders.

Our opinion should not be taken as an assurance of the continuity of the Company’s operations in future.

2.              The audit was conducted in accordance with the Federal Law “On Auditing” (No 119-FZ of August 7, 2001), federal auditing rules (standards) approved by RF Government Decree No 696 of August 23, 2002, other normative acts regulating auditing activities, and the Company’s internal auditing standards and methods.

In performing the audit we were guided by the internal rules of the Institute of Professional Auditors (IPAR), an accredited professional audit association.

The audit was planned and performed so as to obtain reasonable assurance that the financial statements are free from material misstatements.

The audit included the examination, on a test basis, of documents supporting the amounts and explanations specified in the financial statements. Our work also consisted in ascertaining that the Company used proper accounting principles and methods and rules for preparing financial statements. We examined approaches to the determination of main accounting estimates and assumptions made by the Company’s executive body in preparing the financial statements.

We believe that the performed audit provides a reasonable basis for our opinion as to whether the financial statements are fairly presented in all material respects and whether procedures for keeping accounting records are consistent with RF legislation.

3.              In our opinion, the Company’s financial statements fairly presented in all material respects the Company’s financial condition at December 31, 2002, and the results of its financial and business activities in the period from January 1 through December 31, 2002, inclusive.

4.              Without qualifying our opinion, we draw attention to the information presented on page 8 of the Explanatory Note, concerning the adoption of a resolution to place certificated interest-bearing nonconvertible bearer bonds with a total value of 1,500,000,000 rubles.  The maturity of the bonds is 1,092 (one thousand ninety-two) days after the placement start date.

March 26, 2003

Managing Director
Department of Audit Services	N. V. Kharlamova

RF Ministry of Finance Certificate of Qualification in General Audit No. 025432, issued on the basis of a decision of the Central Certification and Licensing Audit Commission (TsALAK) under the RF Ministry of Finance dated March 25, 1999, extended from March 28, 2002, for an unlimited duration (minutes No. 104 of the TsALAK under the Russian Ministry of Finance).

Auditor	V. N. Goncharov

RF Ministry of Finance Certificate of Qualification in General Audit No. 023239, issued on the basis of a decision of the Central Certification and Licensing Audit Commission of the RF Ministry of Finance dated July 30, 1998, extended until July 30, 2004.

Total pages: 47, bound.

ATTACHMENT

Financial Statements
for the I quarter of 2003

ACCOUNTING POLICY

ACCOUNTING POLICY
“I APPROVE”
Chief Financial Officer
WBDF OJSC
                    /V.V. Preobrazhensky/

ORDER

No. 05 A dt. 04 January 2003                                     Moscow

Accounting Policy for the Purpose of 2003 Accounting (draft)

This Accounting Policy shall take effect as from January 2003

1. General Provisions

 1.1. Accounting at Wimm-Bill-Dann Foods OJSC shall be performed in accordance with the following applicable regulations governing the methodological fundamentals of accounting as well as the accounting organization and implementation procedures:

•                  The Federal Law dt. 21.11.96 No. 129-FZ “On Accounting”,

•                  Regulations of Accounting and Reporting in the Russian Federation dt. 29.07.1998 No. 34n,

•                  The Standard Corporate Chart of Accounts approved by Order of the Ministry of Finance dt. 31.10.2000 No. 94n, applicable Accounting Regulations,

•                  other regulations and methodological recommendations and accounting-related materials, as subsequently amended.

1.2 Accounting of property, liabilities and business operations shall be on the basis of physical measures in monetary terms by way of their total, continuous, documentary and interrelated recognition.

1.3.  The following shall be the objectives of the corporate accounting system:

•             to create complete and reliable information on the company’s business processes and results of operations;

•             to establish control over property status and movements, over the utilization of the corporate assets, labor and financial resources;

•             to prevent, in a timely manner, any adverse developments in the business and financial operations;

•             to identify and mobilize any internal reserves.

1.4. The corporate accounting policy has been developed on the basis of the following requirements to corporate accounts:

•                  completeness,

•                  reliability,

•                  timeliness,

•                  prudence,

•                  priority of content over form,

•                  consistency,

•                  rationality.

And further, on the basis of the following assumptions:

•                  the economic entity assumption,

•                  the accrual principle assumption,

•                  the accounting continuity assumption.

1.5. The chief executive officer of the company is responsible for the organization of corporate accounting.

1.6.  The chief accountant of the company shall assure that all business operations are recognized in the books of account and shall exercise control over their compliance with the RF legislation.

1.7. The chief accountant of the company shall sign jointly with the chief executive officer of the company all documents that serve as the basis for the acceptance of inventories, cash, settlement, credit and financial liabilities.

1.8. The chief accountant of the company shall not receive for implementation and execution any documents evidencing transactions that are inconsistent with the law or constitute breaches of contractual/financial discipline (or job descriptions of the accounting personnel).

1.9. Internal statements shall be prepared, executed and delivered in accordance with the internal regulations and corporate orders.

1.10.  The following shall be the company’s ordinary types of business:

•                  to make trademarks available to others on the basis of license arrangements;

•                  to provide comprehensive management services;

•                  to provide consulting services;

•                  to operate under assignments in the IT area;

•                  other businesses implying the earning of income pursuant to Accounting Regulations No. 9/99.

2. Organizational and Technical Matters

2.1.Corporate accounts shall be maintained by the Accounting Department, a separate department within the company, headed by the chief accountant. All operations of the accounting personnel shall be subject to the Accounting Department Regulations and the job descriptions of specific accounting personnel members.

2.2. There shall not be any separate structural subdivisions within the company.

2.3. The company shall prepare internal and external accounting statements. The external accounting statements shall include:

1) balance sheet;

2) profit and loss accounts;

3) notes to the balance sheet;

4) auditor’s report confirming reliability of the accounting statements;

5) explanatory note.

The contents, formats, frequency and deadlines of submission of the internal statements, as well as the list of persons responsible for the preparation of such internal statements and the list of potential users shall be approved internally.

3.             Accounting Methods Selected

3.1. Corporate accounts shall be maintained on a general-ledger double-entry accounting basis in accordance with the Corporate Chart of Accounts (Attachment No. 1).

3.2. Corporate accounts shall be maintained on the basis of source accounting documents. The company shall apply the standard formats of source accounting documents approved by the State Statistics Committee. In addition, the company shall apply home-designed and properly approved source accounting document formats containing all statutorily required details

Source documents shall service as the basis for the entries in the books of account; such source documents shall be prepared at the time of, or immediately after, the consummation of a business operation and shall contain the following statutorily required details:

•                  name of document (form);

•                  form code;

•                  date of preparation;

•                  name of the entity on whose behalf the document is prepared;

•                  content of the business operation;

•                  business operation measures (in physical and monetary terms);

•                  names of officers responsible for the consummation and proper execution of the business operation;

•                  personal signatures and names of signatories.

3.3. The information in the properly accepted source documents that is to be recognized in the corporate accounts shall accumulate and be systemized in the books of account designed and recommended by the Ministry of Finance of the Russian Federation and other authorities wherein the power to regulate accounting practices is vested by appropriate Federal Laws.

The information on business operations consummated over a given period of time shall be transferred, on a summary basis, from the books of account into the accounting statements.

3.4. No corrections shall be allowed in the source documents and in the corporate books of account. Any correction of an error shall require verification by a signature of the original signatory to the document, with the date of such correction stated. In no event shall any corrections be possible in the cash/banking documents.

3.5 The source documents, the books of accounts and the accounting statements shall be stored in accordance with the statutorily prescribed procedures and time periods for such storage. The chief accountant shall be responsible for their security during the period of their remaining current and for their timely archiving.

4.  Evaluation of assets, liabilities and business operations

4.1. For the purposes of recognition in the accounts and the accounting statements, the corporate assets, liabilities and business operations shall be subject to evaluation. Such evaluation shall be performed in monetary terms by summing any actual expenses.

Other evaluation methods shall apply when so prescribed by the laws of the Russian Federation, the applicable accounting regulations, this Policy and other regulations of the Russian Federation.

4.2. The organization shall evaluate its assets, liabilities and business operations in the official currency of the Russian Federation, that is, in Russian Rubles.

4.3. Accounting entries on the corporate foreign currency accounts and in respect of foreign currency-denominated transactions shall be posted in the official currency of the Russian Federation, with amounts of such entries to be determined by translating the foreign currency at the exchange rate of the Central Bank of the Russian Federation quoted as of the transaction date. At the same time, such entries shall be posted in the actual currency of payment.

5. Inventory

5.1. To assure reliability of the corporate accounting and reporting data, inventories of assets and liabilities shall be taken to verify and document their availability, condition and value. Inventories shall be taken in accordance with Order of the RF Ministry of Finance dt. 13.06.95 No. 49 “On approval of methodological recommendations on inventories of assets and financial liabilities”.

5.2. The number of inventories in a given year, the dates of their taking, the list of assets and liabilities subject to each such inventory shall be determined internally, except where such inventory is statutorily required:

•                  before preparation of the annual accounting statements, except for the assets that was subject to inventory on or after 01 October of the current year. Fixed assets inventories shall be taken once in every three years;

•                  upon reassignment of responsible custodians (as of the takeover date);

•                  whenever any instances of theft/misuse of, or damage to, valuable items are identified;

•                  after fires or other acts of God;

•                  in other cases provided for by the laws of the Russian Federation.

The results of any such inventory taking shall be executed in the form of an appropriate statement to be signed by the members of the commission and approved by the chief executive officer of the company.

5.3. Any deviations of the actual asset positions from the accounting data identified during inventories or other checks shall be settled as follows:

any excess assets, valuable items, cash and other property shall be recognized and posted to the financial results of the entity’s business operations during the month when the appropriate inventory taking was completed.

6.   Investments in capital assets

6.1. Capital investment shall include expenses of construction/installation operations, purchases of equipment, tools, inventories, other capital work and expenses. Capital investment shall be recognized in the corporate accounts as incurred.

6.2. Capital construction facilities in temporary operation pending their setting into permanent operation shall not be accounted for as fixed assets. For accounting and reporting purposes, any expenses related to such facilities shall be recognized as capital investment in progress.

7. Financial investments

7.1. Financial investments shall include

•                  the entity’s investments in government and municipal securities;

•                  securities of other corporate entities;

•                  contributions to share capital of other corporate entities;

•                  loans extended to other corporate entities;

•                  deposits with lending institutions;

•                  accounts receivable acquired by way of an assignment of claims.

7.2.         Financial investments shall be accounted for in accordance with the Accounting Regulation 19/02 approved by Order of the Ministry of Finance dt. 10.12.2002 No. 126n. Financial investments shall be accounted for on separate subaccounts of Account 58.

7.3.         Financial investments shall be recorded at their historical value. Such historical value shall be the total of the following expenses effectively incurred by way of such financial investments:

•                  amounts paid to seller in accordance with the contract;

•                  amounts paid in respect of information and consulting services related to the financial investments;

•                  fee payable to the intermediary via whom the financial investment was made;

•                  other expenses directly related to such financial investments.

7.4. General expenses shall not be included in the effective cost of financial investments unless they bear a direct relation to such financial investments.

7.5. Effective expenses shall be determined with due regard to the differences in values occurring prior to the recognition of the assets.

7.6. Unless otherwise prescribed by the RF laws, the assessed monetary value of the financial investments made as the contribution to the share capital, as agreed upon between the incorporators, shall be the historical value of such financial investments.

7.7. Upon disposal of financial investments (except for shares in share/unit capital of other entities, loans receivable, bank deposits, accounts receivable acquired by way of an assignment of claims) the current market value whereof is not determined, the value of such investments shall be determined by way of a evaluation based on the FIFO principle.

7.8. Contributions to share/unit capital of other entities (except for shares in joint-stock companies) shall be valued upon disposal at the historical value of each financial investment accounting unit being disposed of. The accounting unit of contributions to share/unit capital of other entities shall be equal to 0.01% of the appropriate contribution.

7.9.          Loans receivable from other entities are recorded on Account 58. Interest accrued is recorded on Account 76 as part of the accounts receivable.

7.10.       In the corporate accounts, any interest accrued on loans extended to other entities shall be recognized as part of other short-term or long-term accounts receivable, depending on the maturity of such receivables.

7.11.       Guided by the principles of rational and reliable recognition of business operations, the company recognizes debt outstanding from lending institutions on deposit accounts together with interest accrued on such deposit accounts.

8.  Fixed assets

8.1          The fixed assets are the portion of the corporate assets that are used as the facilities enabling the manufacturing of products (provision of work or services) over long periods of time, i.e. the useful life periods of over 12 months, or the ordinary operational cycle if longer than 12 months.

8.2.         The fixed assets shall include buildings, installations, operating and power machines and equipment, measurement and control instruments and devices, computing equipment, transportation vehicles, industrial and general business inventories and accessories, and other items of appropriate description.

Land plots, natural objects (water, minerals and other natural resources) in the company’s possession, as well as capital investments in leased fixed assets shall be accounted as part of the corporate fixed assets, too.

8.3          The corporate practices of fixed assets accounting shall be in accordance with Accounting Regulation IIbY 6/01 “Fixed assets accounting” approved by Order of the RF Ministry of Finance No. 26n dt. 30.03.2001 (as further amended), Methodological Recommendations on Fixed Assets Accounting approved by Order of the RF Ministry of Finance No. 33n dt. 20.07.1998. (as further amended), and other regulations.

Fixed assets shall be accounted for at their historical value, i.e. at the total of the actual costs of their acquisition, construction and manufacturing less the value-added tax and other recoverable taxes (except where the laws of the Russian Federation provide otherwise). The following shall be included in the actual costs of fixed assets acquisition, construction and manufacturing:

•                  amounts paid to the supplier (seller) pursuant to appropriate contracts;

•                  amounts paid to third parties under appropriate construction and other contracts;

•                  amounts paid to third parties for information and consulting services related to the fixed assets acquisition;

•                  registration fees, stamp duties and other similar payments effected in connection with the acquisition of title to a given fixed asset;

•                  customs duties;

•                  non-recoverable taxes paid in connection with the acquisition of a given fixed asset;

•                  fees paid to the intermediary via whom the given fixed asset was acquired;

•                  other costs directly related to the acquisition, construction and manufacturing of a given fixed asset, in particular, any interest on a loan received for the purposes of acquisition, construction or manufacturing of a fixed asset accrued up to the date when the fixed asset is recognized in the corporate accounts.

8.4.          The actual costs of fixes assets acquisition and construction shall be determined with due regard to the differences in respective amounts that occur before the fixed assets are recognized on Account 01 (on setting in operation) where payments are made in Rubles and in an amount equivalent to the stated amount in foreign currency (reference monetary units). Any such differences occurring after the fixed assets have been recognized on Account 01 (on setting in operation) shall be recognized as part of non-operating expenses (gains) on Account 91 “Other income and expenses”.

8.5.         The monetary value of fixed assets delivered by way of a contribution to the corporate share capital as agreed upon between the entity’s incorporators (members) shall serve as the historical value of such fixed assets, unless otherwise provided for by the laws of the Russian Federation.

8.6.         The historical value of fixed assets acquired under contracts that provide for the discharge (payment) of obligations in a non-monetary form shall be determined as prescribed by Item 11 of Accounting Regulation 6/01.

8.7.         The value of fixed assets as initially recognized in the accounts may only be modified when so prescribed by the laws of the Russian Federation.

Modification of the initial value of fixed assets shall be possible in the cases of their extension, retrofitting, reconstruction or partial demolition.

8.8.          The fixes assets shall be subject to revaluation in accordance with the applicable laws of the Russian Federation, with the maximum frequency of once in a year.

Any additional value of a fixed asset resulting from a revaluation shall be posted Dr 01 Fixed Assets and Cr 83 Capital Surplus. Any additional value equal to the impairment identified in prior period revaluation initially charged Dr 91 as operating expense shall be posted Cr 91 as operating income.

Any impairment of the fixed assets value resulting from a revaluation shall be charged to the retained earnings (accumulated loss) Dr 84 Retained Earnings (Accumulated Loss) and shall be disclosed in the corporate accounting statements.

Any impairment of the fixed assets value shall be charged to the capital surplus (Account 83) formed by the additional value resulting from revaluation of the same fixed asset in prior years. Any excess of a fixed asset value impairment over its additional value posted to the capital surplus as the result of revaluation performed in prior periods shall be charged to the retained earnings account (Account 84).

A fixes asset shall be revalued by way of recalculating its historical value or the current (replacement) value, if the asset has been earlier revalued, and the depreciation amount accrued over the total period of the asset utilization.

The results of a fixed assets revaluation performed as of the first day of the reporting year shall be recorded separately in the corporate accounts. The results of such revaluation shall not be included in the accounting statements of the previous year and shall be taken into account in obtaining the data for the balance sheet as of the beginning of the reporting year.

8.9.          Depreciation is accrued using the standard rates calculated on the basis of the useful lives of specific fixed assets. Such useful lives shall be determined internally upon the recognition of the asset in the accounts based on the Depreciable Fixed Assets Classifier approved by Resolution of the RF Government dt. 01 January 2002 No. 1.

The company shall apply the straight-line method of depreciation.

8.10.       In the corporate accounts, the amount of depreciation accrued on operational facilities shall be debited to operational and distribution costs (Accts. 20,23,25,26,44…) in correspondence with credit of the depreciation account (Acct. 02).

With regard to the fixed assets made available on a lease basis, the depreciation charges shall be credited to the depreciation account (Acct. 02) in correspondence with debit of the commercial lease-related expenses account (Accts. 90, 91).

8.11.       Fixed assets with value not exceeding Rubles 10,000 per unit shall be charged to operational (distribution) costs by accruing depreciation at 100% as they are released in operation. Any books and brochures purchased shall be charged to operational (distribution) costs as they are released in operation, regardless of their historical value.

8.12.       With regard to used fixed assets, the useful life is calculated as the difference between the useful life according to the Fixed Assets Classifier approved by Resolution of the RF Government dt. 01 January 2002 No. 1 for new assets, and the effective period of operation.

The useful life of a fixed asset shall be determined internally when the asset is recognized in the accounts. The useful life of a fixed asset is determined based on:

the expected life of the asset depending on the expected performance or output;

the expected physical wear and tear;

the statutory and other limitations on the use of this asset (such as the lease term).

8.13.       Pursuant to the applicable law, the following are not subject to depreciation:

•                  fixed assets that do not lose their merchantability over time (housing facilities (residential houses, hostels, apartments and the like)));

•                  properly laid-up assets;

•                  area development facilities;

•                  road facilities;

•                  perennials under operational age;

•                  land plots and natural objects.

8.14.       Depreciation shall be charged continuously over the useful life of the fixed asset unless it is laid-up by decision of the chief executive officer for a period of more than three months and except for restoration periods of more than 12 months.

If the initially assessed performance parameters of an asset improve (increase) as the result of its restoration or modernization, the useful life of such asset shall be subject to reassessment.

8.15.       To account for the disposal of fixed assets (sale, write-off, partial demolition, etc.), Subaccount 03 Disposals of Fixed Assets shall be opened within Account 01 Fixed Assets. The residual value of a fixed asset disposed of shall be transferred from Cr 01.03 to Dr 91 Other Income and Expenses.

Upon disposal of a fixed asset any additional value resulting from revaluation shall be transferred from the corporate capital surplus (Acct. 83) to retained earnings (Acct. 84).

8.16.       Fixed assets repair-related expenses shall be included in the cost of sales as parts of appropriate cost elements without establishment of a repair provision.

9.  Intangible assets

9.1.         Intangible assets shall be accounted for in accordance with the Accounting Regulation 14/2000 approved by the RF Ministry of Finance dt. 16.10.2000 No. 91n.

Intangible assets shall include those meeting the following criteria:

•                  absence of a physical structure,

•                  possibility for the entity to identify (distinguish, separate) from other property,

•                  fitness for use in the manufacturing of products, provision of work or services, or in connection with the entity’s internal management needs,

•                  fitness for use over long periods of time (i.e. with useful lives of over 12 months),

•                  ability to earn economic benefits (income) for the entity in the future,

•                  availability of properly executed documents confirming the existence of the asset itself and the entity’s exclusive right to the results of intellectual activities (patents, certificates, other protections, etc.).

Intangible assets shall include the following items of intellectual property (exclusive rights to results of intellectual activities):

•                  the exclusive right of the owner to the trademark,

•                  the exclusive copyright to computer software and databases;

•                  the exclusive right of the patent holder to the invention, industrial design, or model

•                  the entity’s goodwill,

•                  organizational expenses (expenses related to the incorporation of the corporate entity that are recognized as a contribution towards the share/unit capital pursuant to the constitutive documents).

•                  other assets pursuant to Accounting Regulation 14/2000.

9.2. Intangible assets shall be recognized in the accounts and the accounting statements at the total amounts of acquisition costs and expenses incurred to make them fit for their expected purpose.

The historical value of intangible assets shall be determined based on the following amounts:

-                    paid pursuant to the terms and conditions of appropriate contracts;

-                    paid to third parties for information and consulting services related to the acquisition of such intangible assets;

-                    registration fees, customs and patent duties and other similar payments related to the acquisition of intangible assets;

-                    non-recoverable taxes;

-                    other expenses directly related to the acquisition of intangible assets.

The initial value of intangible assets received as contribution to the share capital shall be determined based on the assessment of their monetary value as agreed upon among the entity’s incorporators (members), unless otherwise provided for by the RF laws.

The value at which the intangible assets were initially recognized in the accounts shall only be modified when so prescribed by the applicable RF laws.

9.3.          Intangible assets shall be recognized in the corporate accounts by posting them Dr Acct. 04 in correspondence with Acct. 08.

9.4.         The company shall apply the straight-line method to amortize the intangible assets based on their initial value and the amortization rates calculated depending on the estimated useful life of a particular asset.

9.5.         The useful lives of intangible assets shall be determined internally when a particular asset is recognized in the accounts. The useful life of a trademark is determined based on the effective period of the appropriate certificate. Where it impossible to determine the useful life of an intangible asset, the amortization rates are established based on a period of twenty years.

9.6.          Intangible assets shall be amortized in the corporate accounts by crediting the amortization charges on Acct. 05 in correspondence with operational and distribution cost accounts.

9.7.               To account for disposals of intangible assets (sale, write-off, partial liquidation and the like), Subaccount 02 Disposals of Intangible Assets shall be opened within Account 04 Intangible Assets. The value of the intangible asset disposed of shall be posted to the debit of this account, with the amortization amount accumulated on Acct. 05 Amortization of Intangible Assets being transferred to the credit of the same subaccount. The residual value of the intangible asset disposed of shall be charged from Cr 04.02 to Dr 91 Other Income and Expenses.

10.          Acquisition, preparation, and recording of inventories and their writedown.

10.1.       Production inventories are accounted on the basis of Accounting Regulation PBU 5/01, “Accounting of Inventories,” approved by RF Ministry of Finance Order No. 44n of June 9, 2001.

Inventories include:

17.       raw materials and consumables used in production, intended for sale, and used for management needs;

18.       finished products (for accounting of release of finished products see section 13);

19.       goods.

10.2.  Production inventories and goods are reflected in accounting records and reports at actual cost price.

10.3.  Actual cost price is determined on the basis of costs for their acquisition:

•                  amounts payable to the seller in accordance with a contract, excluding the value-added tax and other recoverable taxes;

•                  amounts payable to organizations for informational and consulting services associated with the acquisition of inventories;

•                  customs duties;

•                  expenses related to procurement and transportation of inventories to the place of use thereof, including insurance costs;

•                  fees payable to an intermediary organization through which the inventories were purchased;

•                  unrecoverable taxes paid in connection with acquisition of production inventories;

•                  other costs directly associated with acquisition.

10.4.       Actual costs for acquisition of inventories are determined taking into account exchange-rate differences arising before inventories are accepted for accounting, in cases of payment in rubles of amounts denominated in a foreign currency (conventional monetary units). Exchange-rate differences that arise after inventories are accepted for accounting are reflected as non-operating expenses (income) on account 91, “Other Income and Expenses.”

10.5.       The cost price of production inventories and goods also includes costs for packaging. If the cost of packaging accepted from suppliers with production inventories is included in their price, then, if necessary, the cost of packaging will be excluded from total expenses at its price of possible use.

10.6.       The actual cost price of inventories received under contracts provided for performance of obligations (payment) in non-pecuniary means is deemed to be the value of the assets transferred or to be transferred by the organization. The value of assets transferred or to be transferred by the organization is determined on the basis of the price, at which the organization determines the value of similar assets. If this value cannot be established, the value of received inventories is determined based on the price of acquiring similar inventories.

10.7.       The actual cost price, at which inventories are accepted for accounting, is not subject to change, except in the cases established by legislation of the Russian Federation.

10.8.       When material resources are charged off to production or otherwise disposed of, their actual cost price is determined according to the average cost price per unit of each type.

10.9.       A person appointed by the organization CEO shall be charged with the responsibility for accounting fuels and lubricants. The person in charge shall submit every month to the accounting office the report on fuels and lubricants consumption prepared on the basis of waybills.

10.10.     The cost of consumed fuels and lubricants shall be written off as the cost price of products, works and services at rates approved by the enterprise CEO and developed on the basis of “Consumption Rates of Fuels and Lubricants for Motor Vehicles (P3112194-0366-97)” approved by the RF Ministry of Transport. (I suggest to omit this paragraph, since we do not have it! When we do have it, then we’ll include this provision).

10.11.     The cost of materials, the title to which under the contract is transferred at the instant of shipment, as well as those which are still en route or at suppliers’ warehouses at the end of the month, shall be debited to account 10, “Materials”, subaccount, “Materials en route, title to which has been transferred”, and credited to account 60, “Settlements with suppliers and contractors”, (without receiving these inventories at the warehouse) using the prices specified in the contract and specifying their value later in compliance with the actual cost price.

10.12.     When materials are disposed of (sale, write-off, gratuitous assignment, etc.), their value is debited to account 91, “Other Income and Expenses,” and credited to account 10, “Materials.”

10.13.     Special clothes shall be accounted in compliance with the Regulations on Accounting of Special Clothes and Special Outfit.

11.           Accounting of production costs, distribution of expenses and calculation of products cost price

11.1. For the purpose of accounting for the organization’s production costs relating to ordinary activities, the chart of accounts provides the following accounts:

20, “Primary production”

25, “Factory costs”

26, “General administrative expenses”.

11.2. Direct costs of the organization related to ordinary activities are accumulated during the month in individual subaccount of account 20, “Primary Production,” according to expense and calculation items.

11.3. The analytical accounting of account 20 accumulates expenses according to the organization’s types of activities. Items of accounting expenses on providing trademarks for use are deemed the trademarks, while contracts are items of accounting under management, consulting or work performance, as well as other activities, contracts.

11.4. Wages and salaries debited to account 20 for ordinary activities are determined on the basis of the number of actual working hours. Amounts of wages and salaries are distributed by expense items within each activity pro rata to the revenues (less VAT and other taxes) for each item of expenses.

11.5. Amounts of traveling allowances for a business trip directly connected with performance of ordinary activities are direct expenses and are debited to account 20 for a particular activity and for a particular contract, expenses of which include such business trip.

11.6. Expenses, which at the moment of their arising cannot be attributed to concrete items of expenses, are reflected as a debit to account 25 “Factory costs”.

11.7. Factory costs are charged off to the primary production and distributed by activities and expense items pro rata to wages and salaries.

11.8. General (administrative) expenses are distributed among activities pro rata to revenues (less taxes) from sale of products (works, services) received from various types of activities.

Revenues from sale (less taxes) for each expense item are the basis for distributing such expenses among individual expense items.

11.9. General (administrative) expenses are charged to sold products (debited to account 90) at the end of the reporting period.

11.10. The organization uses additional registers for the off-system accounting of aggregate expenses on operations VAT-taxable and non-taxable in compliance with the procedure of separate accounting of expenses approved by the organization.

12. Production in progress and release of rendered services.

12.1. The date of works performed and services rendered is the date of acceptance certificate of performed works (rendered services). Works and services, for which acceptance certificates of performed works (rendered services) are not signed, are accounted as production in progress in account 20.

12.2. The date of recognizing income from providing trademarks for use under license agreements is deemed the last day of a month.

12.3. Production in progress is reflected on the balance sheet in the amount of direct costs.

12.4. Works commissioned and services rendered by the customer within a reporting period are credited from account 20 and debited to account 90.01, “Sales”, on the basis of acceptance certificate of performed works (rendered services).

13. Deferred expenses

13.1. Expenses incurred in a reporting period but relating to subsequent reporting periods are reflected in records and reports as deferred expenses and shall be assigned to costs (or to corresponding sources of the organization’s funds) evenly throughout the period, to which they relate.

The deferred expenses include:

•                  licenses to engage in certain types of activity that are discharged during the period of validity of the license;

•                  expenses connected with acquiring financial investments and intangible assets before these assets are accepted for accounting;

•                  expenses connected with designing new trademarks;

•                  amounts of amortization of trademarks not used in the process of implementing activities;

•                  other expenses related to future reporting periods.

13.2. Amounts of amortization accumulated in account 97 are charged off as current expenses of the reporting period evenly throughout 6 months beginning from the month following the month, during which the use of intangible assets began.

14. Sale expenses

14.1. Expenses connected with sale of works and services are reflected in account 44, “Sale expenses”. Such expenses include, in particular, expenses on registration of license agreements.

14.2. These expenses are recognized in full within the reporting period and are debited to account 90, “Sales”.

15. Other operating income and expenses

15.1. Other income and expenses of the organization are recognized in accounting records in accordance with accounting regulations PBU 9/99 and PBU 10/99 and reflected in account 91, “Other Income and Expenses.”

15.2. Penalties and fines for violation of contract terms and conditions are recognized in accounting in the same reporting period, during which the court awarded a judgment on their recovery or the organization was adjudged a debtor.

15.3. Direct expenses connected with giving loans to other organizations are reflected as a debit to account 91 as operating income (paragraph 35 of PBU 19/02).

15.4. Interest received from giving organization’s funds as loans are reflected as a credit to account 91 as other operating income (paragraph 7 of PBU 9/99).

16. Capital and reserves

16.1. The charter capital is recognized in accounting records as the amount recorded in the organization’s foundation documents as the totality of contributions (interests, shares at par value, share contributions) of the founders (participants) of the organization.

16.2. Duly conducted revaluation increases of the organization’s non-current assets are recorded as revaluation surplus.

16.3. The difference between the sale value and par value of shares generated in the process of establishing or increasing the charter capital is recognized in accounting as the issue income within the additional capital.

16.4. Assets received gratuitously, including under a contract of donation, are recorded as deferred income and reflected as a credit to account 98, “Deferred Income,” in correspondence with account 08, “Investments in non-current assets.” Depreciation of gratuitously received fixed assets is credited to account 02, “Amortization of Fixed Assets,” in correspondence with accounts for production expenses and distribution costs. Simultaneously with depreciation, amounts recorded on account 98 in respect of gratuitously received assets are credited to account 91, “Other income and expenses”.

16.5.  To provide for uniform allocation of expenses to the cost of sales, the company establishes a provision against anticipated annual leaves-related expenses and payments. The provision is recognized by posting Cr Acct. 96 Provisions Against Anticipated Expenses in correspondence with operational and distribution cost accounts.

16.6. The organization creates the following reserve:

•                  Provisions for devaluation of investments in securities (account 59). The relevant entry in the amount of this provision is made as a debit to account 91, “Other income and expenses”, and as a credit to account 59, “Provisions to devaluation of investments in securities”. In case of an increase in the market value of securities, for which the corresponding reserves were created earlier, a debit entry is made to account 59, “Provisions for Devaluation of Investments in Securities,” and a credit entry is made to account 91, “Other Income and Expenses.” It is necessary to assess the necessity of creating this provision!!!

17. Accounting of Property Insurance Costs

17.1. The organization may make expenses on voluntary property insurance and medical insurance of its employees.

17.2. The above payments are included in full in the products cost price.

17.3. The amounts of insurance premiums are reflected as a credit to account 76/1, “Payments for property and personal insurance”, in correspondence with production costs accounts 20, 25, 26, etc.

17.4. The above amounts of paid insurance premiums are written off from credit of monetary assets accounts (51, 52 and 50) and debited to account 76/1.

17.5. Losses of insured inventories are written off from credit of accounts 10, 12, 40, etc. and debited to account 76/1.

17.6. Amounts of insurance money received by the organization from insurance companies are reflected as a debit to monetary assets accounts (51, 52, 50, and 55) and as a credit to account 76/1.

17.7. Losses from insured accidents, which are not compensated by insurance money, are entered as a debit to account 99, “Profits and losses”, from credit of account 76/1.

17.8. Analytical accounting of account 76/1 is broken down by individual insurance companies and individual insurance contracts.

18. Accounting of profit (loss), funds, and use of profits

18.1. Profit (loss) represents the final financial result (profit or loss) identified for the reporting period on the basis of accounting of all business operations of the organization and is reflected in account 99, “Profits and losses.”

The final financial result is formed from the financial outcome of ordinary activities, as well as other income and expenses, including extraordinary income and expenses. Organization’s losses (losses and expenses) are reflected as a debit, and profits (income) as a credit, to account 99.

18.2. At the end of the reporting year, in the preparation of the annual financial statements, account 99, “Profits and Losses,” is closed with a final December entry credited (or debited) to account 84, “Retained Profit (Uncovered Losses) of the Reporting Year.”

18.3. Profits or losses identified in the reporting year but relating to operations of past years are included in the financial results of the reporting year.

18.4. Income received in the reporting year but relating to subsequent reporting periods is reflected in accounting records and reports as a separate line in account 98, “Deferred Income.” Such income is subsequently assigned to financial results upon the occurrence of accounting period, to which it relates.

18.5. Profits remaining at the disposal of the enterprise are distributed in accordance with a resolution of the general shareholders meeting.

19. Accounting for exchange differences and differences in total amounts.

19.1. Positive and negative exchange differences arising due to changes of official exchange rates of foreign currencies to Russian Ruble over the reporting year shall be accounted for as part of extra-sale income and expenses at Account 91 titled “Other Income and Expenses”.

19.2. Differences in total amounts arising in the course of reflecting organization’s income (revenue) gained within the period for which the revenue is reflected, shall be accounted for as part of the revenue.

19.3. In the event the differences in total amounts have arisen in the year following the one for which the income (revenue) have been reflected, such differenced shall be classified as extra-sale income (expenses).

19.4. Differences in total amounts having arisen for operations pertaining to purchase of fixed assets and inventory items and to financial investments after acceptance of these assets for accounting, shall be classified as extra-sale income (expenses).

20. Assessment of indebtedness relating to loans received.

20.1.  Accounting of indebtedness pertaining to received loans shall be performed in accordance with the Accounting Regulation titled “Accounting of Loans and Credits and Costs of Their Servicing” (PBU 15/01), approved by the Order No. 60n as of August 02, 2001, issued by the RF Ministry of Finance.

20.2.  Borrowed funds, the period for repaying which under a loan or credit agreement exceeds 12 months, shall be accounted for until the expiry of the aforesaid period, as part of long-term indebtedness, or, in other words, long-term indebtedness shall not be converted into short-term one.

20.3.   Additional costs relating to receipt of loans and credits, allocation of borrowed funds, shall be accounted for as part of operating expenses of the reporting period during which they have been incurred.

20.4. Organization’s liabilities to banks and other organizations shall be assessed taking into account interest having accrued thereon. Interest shall be reflected in the accounting in accordance with PBU 15/01. Accrued interest amounts, credits and loans not having been repaid in proper time, shall be accounted for separately.

21. Introducing amendments and addenda to the accounting policy.

21.1.  Changes to the accounting policy may be introduced in the following cases:

-                    Reorganization of enterprise;

-                    Change of enterprise owners;

-                    Changes in regulatory basis or in legislation on accounting;

-                    Elaboration of new methods of record-keeping (either by Ministry of Finance, or by the enterprise itself);

-                    New material changes in enterprise operating conditions;

-                    As well as in other cases stipulated by the Law on Accounting.

21.2.  In order to ensure comparability, any changes in accounting policy shall be introduced at the beginning of a new fiscal year. Exceptions are possible if regulations on book-keeping and accounting introduce new norms and standards ex post facto.

Head of the Enterprise

Chief Financial Director	V.V. Preobrazhensky

Chief Accountant	Ye.Ye. Laryushkina

BALANCE SHEET

		Codes
	OKUD Form No. 1	0710001
at April 01, 2003	Date (year, month, day)
Organization: Open Joint Stock Company “Wimm-Bill-Dann Foods”	OKPO code	57024227
Taxpayer Identification Number	INN	7709342399
Type of activity: Production and sale of dairy and cultured milk products	OKDP	84500
Organizational and legal form / form of ownership: private
OKOPF / OKFS		47	34
Unit of measure: thousand rubles	OKEI code

	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
ASSET
I. NON-CIRCULATING ASSETS
Intangible assets (04, 05)	110	975	2 722
patents, licenses, trademarks (service marks), other similar rights and assets	111	975	2 722
formation expenses	112	—	—
Goodwill	113	—	—
Fixed assets (01, 02, 03)	120	—	348
land plots and natural resources	121	—	—
buildings, plant, and equipment	122	—	336
Construction in progress (07, 08, 16, 61)	130	4 240	13 240
Profitable investments in tangible assets (03)	135	—	—
including: property for leasing	136	—	—
property provided under lease contract	137	—	—
Long-term financial investments (58,59)	140	2 069 571-	3 437 953
including: investments in subsidiaries	141	2 069 571-	2 474 571
investments in dependent companies	142	—	—
investments in other organizations	143	—	—
loans to organizations payable in more than 12 months	144	—	963 383
other long-term financial investments	145	—	—
Other non-circulating assets	150	—	—
TOTAL for Section I	190	2 074 786	3 454 263
II. CIRCULATING ASSETS
Inventories	210	9 495	24 092
raw materials, consumables, and other similar assets (10, 12, 13,16)	211	—	33
livestock in breeding and feeding (11)	212	—	—
work in progress costs (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	—	13 186
finished products and goods for resale (16, 40, 41)	214	—	—
shipped goods (45)	215	—	—
deferred expenses (97)	216	9 495	10 871
other reserves and expenses	217	—	—
Value-added tax on acquired assets (19)	220	2 349	3 237
Accounts receivable (payment expected more than 12 months after the reporting date)	230	—	—
buyers and customers (62, 76, 82)	231	—	—
bills of exchange receivable (62)	232	—	—
amounts owed by subsidiaries and dependent companies (78)	233	—	—
advances made (61)	234	—	—
other debtors	235	—	—
Accounts receivable (payment expected within 12 months of the reporting date)	240	390 816	324 861
buyers and customers (62, 76, 82)	241	5 434	40 209
bills of exchange receivable (62)	242	—	—
amounts owed by subsidiaries and dependent companies (78)	243	—	—
amounts owed by participants (founders) in respect of contributions to charter capital (75)	244	—	—
advances made (61)	245	350 735	258 236
other debtors	246	34 647	26 416
Short-term financial investments (56, 58, 82)	250	3 456 758	2 410 918
including: loans to organizations payable in less than 12 months	251	3 138 914	2 410 918
own shares redeemed from shareholders	252	—	—
other short-term financial investments	253	317 844	—
Monetary assets	260	165 878	144 826
including: cash (50)	261	5	74
settlement accounts (51)	262	9 503	142 996
foreign-currency accounts (52)	263	154 211	775
other monetary assets (55, 56, 57)	264	2159	980
Other circulating assets	270	—	—
TOTAL for Section II	290	4 025 296	2 907 934
BALANCE (sum of lines 190 + 290)	300	6 100 082	6 362 197

	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
LIABILITIES
III. CAPITAL AND RESERVES
Charter capital (85)	410	880 000	880 000
Additional capital (87)	420	4 958 622—	4 958 622
Reserve capital (86)	430	—	—
statutory reserves	431	—	—
reserves formed in accordance with organizational documents	432	—	—
Social fund (88)	440	—	—
Special-purpose financing and receipts (96)	450	—	—
Retained earnings of previous years (88)	460	—	252 427
Uncovered losses of previous years (88)	465	(915)	(915)
Undistributed profit of the reporting year (88)	470	252 427	68 921
Uncovered losses of the reporting year (88)	475	—	—
TOTAL for Section III	490	6 090 134	6 159 055
IV. LONG-TERM LIABILITIES
Loans and credits (67)	510	—	—
bank credits repayable more than 12 months after the reporting date	511	—	—
loans repayable more than 12 months after the reporting date	512	—	—
Other long-term liabilities	520	—	—
TOTAL for Section IV	590	—	—
V. SHORT-TERM LIABILITIES
Loans and credits (66)	610		160 384
bank credits repayable within 12 months of the reporting date	611	—	—
loans repayable within 12 months of the reporting date	612		160 384
Accounts payable	620	9 948	42 635
suppliers and contractors (60, 76)	621	9 708	15 827
bills of exchange payable (60)	622	—	—
amounts owed to subsidiaries and dependent companies (78)	623	—	—
amounts owed to employees (70)	624	32	12 739
amounts owed to state extrabudgetary funds (69)	625	—	2 981
amounts owed to the budget (68)	626	202	7 660
advances received (62)	627	—	3 388
other creditors (71,76)	628	6	39
Income payable to participants (founders) (75)	630	—	—
Deferred income (83)	640	—	—
Provisions for expenses (89)	650	—	125
Other short-term liabilities	660	—	—
TOTAL for Section V	690	9 948	203 144
BALANCE (sum of lines 490 + 590 + 690)	700	6 100 082	6 362 199

STATEMENT
OF ASSETS ON OFF-BALANCE ACCOUNTS

Item	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
Rented fixed assets (001)	910	—	49 336
including leased assets	911	—	—
Valuables in custody (002)	920	—	—
Consigned goods (004)	930	—	—
Bad debts written off as losses (007)	940	—	—
Received security for obligations and payments (008)	950	—	53 096
Issued security for obligations and payments (009)	960	1 320 743	1 553 272
Depreciation of housing (014)	970	—	—
Depreciation of amenities and similar facilities (015)	980	—	—

STATEMENT OF PROFITS AND LOSSES

		Codes
OKUD Form No. 2		0710002
at April 01, 2003	Date (year, month, day)	57024227
Organization Open Joint Stock Company “Wimm-Bill-Dann Foods”	OKPO code	7709342399
		84500
Taxpayer Identification Number	INN

Type of activity Production and sale of dairy and cultured milk products	OKDP

Organizational and legal form / form of ownership private		47	34
	OKOPF / OKFS
Unit of measure: thousand rubles	OKEI code

accrual basis

Item	Line code	Reporting period	Same period of preceding year
1	2	3	4
I. Income and expenses for usual activities
Proceeds (net) from sale of goods, products, work, services (less the VAT, excises, and similar obligatory payments)	010	66 912	1 115
including from sale of: finished products	011	—	—
goods	012	—	—
services	013	—	—
other sales	014	—	—
Cost price of goods, products, work, and services sold	020	1 680	3
finished products	021	—	—
goods	022	—	—
services	023	—	—
other sales	024	—	—
Gross profit	029	65 232	1 112
Trading costs	030	3 972	—
Management costs	040	55 291	18 585-
Profit (loss) from sales (lines (010 - 020 - 030 - 040)	050	5 968	(17 473-)
II. Operating income and expenses
Interest receivable	060	84 940	2 653
Interest payable	070	614	—
Income from participation in other organizations	080	—	—
Other operating income	090	474 665	—
Other operating expenses	100	489 688	207
III. Non-sales income and expenses
Non-sales income	120	32 161	51 317
Non-sales expenses	130	13 706	4 035
Profit (loss) before tax (lines (050 + 060 - 070 + 080 + 090 - 100 + 120 - 130))	140	93 726	32 256
Tax on profit and other similar compulsory payments	150	24 805	12 084
Profit (loss) from usual activities	160	68 921	20 173
IV. Extraordinary income and expenses
Extraordinary income	170	—	—
Extraordinary expenses	180	—	—
Net profit (undistributed profit (loss) of the reporting period) (lines (160 + 170 - 180))	190	68 921	20 173

INDIVIDUAL INCOME AND EXPENSE ITEMS

Item	Line code	Reporting period		Same period of preceding year
		profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties, and charges acknowledged by payer or payable pursuant to the decision of a court (arbitral tribunal)	210	—	—	—	—
Accumulated income (loss)	220	—	16	—	—
Compensation for losses caused by nonperformance or improper performance of obligations	230	—	—	—	—
Exchange-rate differences in foreign-exchange operations	240	628	3 037	—	—
Reduction of cost price of manufacturing inventory by the end of the reporting period	250	—	—	—	—
Write-off of receivables and payables upon expiration of limitations period	260	—	—	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Vladimir V. Preobrajensky
Name: Vladimir V. Preobrajensky
Title: Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:     May 22, 2003